As filed with the Securities and Exchange Commission on July 25, 2003.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ZHONE TECHNOLOGIES, INC.

Delaware	94-3333763
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

7001 Oakport Street

Oakland, CA 94621

(Address of Principal Executive Offices)

(510) 777-7000

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g) of the Act:

Common shares, par value $0.001 per share.

ITEM 1.	BUSINESS

Overview

Zhone Technologies, Inc. designs, develops and markets telecommunications hardware and software that simplify today’s telecommunications networks. Our products, which address the connection between network service providers and their subscribers, or the local access network, allow network service providers to combine voice, data, video, entertainment and management services over their existing copper-wire infrastructure. Also, our products enable network service providers to transition to a fiber infrastructure while continuing to operate their current copper infrastructure. In addition, our products allow network service providers to add new subscriber services more quickly than is possible with conventional copper access solutions.

We are headquartered in Oakland, California, and currently operate five development centers across the United States and Canada. We have nineteen sales offices in fourteen countries.

BACKGROUND

Industry Background

Over the past decade, there has been a rapid growth of business and consumer network use resulting from file sharing, e-commerce, interactive television, video conferencing and telecommuting, wireless communications and a large increase in web content. This growth has resulted in levels of communications traffic that have severely taxed the capacity of conventional networks.

To meet the increasing demand for faster speed and more reliable communications services, equipment vendors have made significant investments in research and development resulting in tremendous advancements in new fiber optic technologies. These optical technologies have been successfully deployed between facilities of network service providers. However, the cost of deploying optical technologies is very high and network service providers have found fiber deployment cost-effective only in the core of the networks, where network service providers exchange traffic with each other.

Residential and most business subscribers generally have not been able to realize the same benefits from the new optical technologies. The vast majority of subscribers connect to communications networks via copper wires, commonly referred to as the local loop or the access network. As a result, there is an enormous disparity between bandwidth in the fiber optic core and the bandwidth at subscribers’ premises. The majority of today’s communications over the access network still occurs at 56 kilobits per second or slower on modem lines. In contrast, communications in the core of the network can travel at speeds up to 10 gigabits per second or 175,000 times faster.

Network operators have spent decades and invested billions of dollars building and maintaining today’s access networks. A complete replacement of these access networks with fiber optics would prove cost prohibitive. While several vendors have developed solutions that provide high speed fiber access, there have been few deployments to date. One problem with these solutions is that they are designed to replace existing copper deployments.

The Evolution of Multiple Access Networks

Recent challenges in the telecommunications industry have heightened network service providers requirements to maximize service revenues per subscriber while minimizing the cost of delivering these services. In order to compete, network service providers that have traditionally offered only voice services must expand their service offerings. This must be accomplished cost-effectively by eliminating the inefficiencies inherent in operating multiple single-purpose access networks for voice, data and video.

Cable operators have been aggressively upgrading their facilities for high-speed digital video services and have been successfully adding data and voice service capabilities in their networks. These networks allow cable operators to deliver packaged voice, data and video solutions over a single network into their markets. These cable operators are capturing significant revenues from voice and data services that could until recently be provided only by the telephone carriers.

As a result, telephone companies are for the first time facing competition in their primary business. This new competition is being felt during a period in which network service providers have had to cut their capital expenditures dramatically, as they principally focus on sustaining current operations and revenues. Voice services remain the mainstay of economics and expertise for telephone companies. The existing voice networks represent substantial investments in both facilities and skilled labor, and telephone companies continue to focus on deriving value from these investments. In North America alone, this investment in voice networks represents an investment in the hundreds of billions of dollars.

Over the last thirty years, digital loop carriers, or DLCs, have represented a significant portion of the network service providers overall expenditures to deliver voice services. DLCs are devices that allow a network service provider to combine signals from multiple customer telephone lines and transmit the calls as part of a single signal. The efficiencies gained from DLCs have the same impact as if the copper lines were substantially shortened which in turn allows for higher speed services with improved reliability. High-speed links are necessary in order for telephone companies to deliver voice, data, video, and broadcast television services.

Carriers today already rely on high speed DLC devices in order to compete with the cable companies for subscribers with multi-service offerings. However, most solutions available today are expensive and do not provide for migration from copper lines to advanced fiber networks or from today’s voice and data offerings to a more complete service offering capable of voice, data and video.

The Zhone Solution

We are the first company dedicated solely to developing the full spectrum of next-generation access network solutions. Our products are based upon our Single Line Multi Service, or SLMS, architecture. This new approach was specifically developed to address the unmet challenges of delivering standards-based voice, data and video solutions. SLMS provides carriers with flexibility and investment protection by supporting the most widely accepted media and technology protocols. Our products enable network service providers to use their existing networks to deliver voice, data, video and entertainment services to their customers. We have designed our products to interoperate with different types of wiring and equipment already deployed in service providers’ networks.

Scalable, Multi-Service Integration Across the Access Network – SLMS simplifies the access network by consolidating new and existing services onto a single line; simplifying provisioning and operations; ensuring quality of service and reliability; and reducing time required to provision services.

Copper to Fiber Migration Flexibility – SLMS preserves network service providers’ investments in existing copper wire networks while providing the flexibility to cost-effectively migrate to fiber as warranted, with seamless in-service transitions and very high densities for optimal deployment options.

Protect the Value of Existing Subscriber Assets – SLMS protects the value of residential and commercial subscriber’s investments in equipment, inside wiring, and applications, minimizing transition impact and subscriber attrition.

Standards-Based Interoperability – SLMS provides the flexibility to deploy services over the most cost-effective infrastructure for each service area, whether copper or fiber; using the most widely accepted technology protocols; and with required integration and industry-standard interfaces.

Full Remote Management of the Entire Access Network – SLMS provides substantial cost and time savings in service creation, configuration, fault detection and resolution, and enables new service billing and subscriber self-configuration options. Remote software upgrade procedures ensure ease of support.

The Zhone Strategy

Our strategy is to combine internal development with acquisitions of established access equipment vendors to achieve the “critical mass” required of telecommunications equipment providers. Today our products deliver services to over 250 service providers on six continents, including 8 of the top 10 carriers in North America.

Key elements of our strategy include:

Expand Our Infrastructure to Meet Service Provider Needs. Network service providers require extensive support and tight integration with manufacturers to deliver reliable, innovative and cost-effective services. By combining advanced, computer-aided design, test, and manufacturing systems with experienced, customer-focused management and technical staff, we believe that we have established the critical mass required to fully support global carrier requirements. We continue to expand our infrastructure through ongoing development and acquisitions, continuously improving quality, reducing costs and accelerating delivery of advanced solutions. We proudly maintain ISO 9001 quality management certification.

Continue the Advancement and Introduction of Our SLMS Products. Our SLMS architecture is the core of our product development strategy. The design criteria for SLMS products include carrier-class reliability, multi-protocol and service support and ease of provisioning. We will continue to introduce SLMS products that offer the configurations and feature sets that our customers demand. In addition, we have introduced products that adhere to the standards, protocols and interfaces dictated by international standards bodies and service providers. To facilitate the rapid development of our SLMS architecture and products, we have established engineering teams responsible for each critical aspect of our architecture and products. We intend to continue to leverage our expertise in voice, data, and video technologies to enhance the SLMS architecture, supporting new services, protocols and technologies as they emerge. To further this objective, we intend to continue investing in research and development efforts to extend the SLMS architecture and introduce new SLMS products.

Pursue Strategic Acquisitions and Relationships. We have grown through a combination of strategic hiring and the acquisition of companies with relevant technologies and skilled personnel. Our senior management has extensive experience in identifying, executing and integrating strategic acquisitions, both at Zhone and at previous companies. We intend to pursue additional strategic acquisitions and relationships with companies that have innovative technologies and products, highly skilled personnel, market presence, and customer relationships and distribution channels that complement our strategy. We will also endeavor to obtain third-party technology licenses, distribution partnerships and manufacturing relationships to enhance our product offerings and accelerate our time-to-market.

Deliver Full Customer Solutions. In addition to delivering hardware and software product solutions, we provide our customers with pre-sales and post-sales support, education and professional services to enable our customers to more efficiently deploy and manage their networks. We provide our customers with application notes, business planning information, web-based and phone-based troubleshooting assistance and installation guides. Our support programs provide a comprehensive portfolio of support tools and resources that enable our customers to effectively sell to, support and expand their subscriber base using our products and solutions. We continue to grow this organization to offer our customers 24-hour service, seven days a week.

PRODUCTS

Our products provide the framework around which we are designing and developing high speed, communications software and equipment for the access network. All of the products listed below are currently available and shipping. Our products span three distinct areas:

Multiplexer Products

In a telecommunications network, multiplexers, or MUX, allow multiple signals to be combined and transmitted as one signal over a single line. Our MUX product family provides full-featured multiplexing in a range of modular designs that are designed to ensure flexibility and ease of deployment by carriers. Our MUX products include the following:

Product	Function
IMACS	Multi-Access System
RC Family	M13 Multiplexers
FD-6	Fiber distribution system

Digital Loop Carrier Products

A DLC aggregates large numbers of individual subscriber telephone calls within a neighborhood, office building, or industrial park and multiplexes the calls over a single line back to the telephone company central office where switching equipment is located. Our DLC product category includes a number of first and second generation products. These products support a variety of voice and data services, and are ideally suited for small-line and low-density applications. Our DLC products include:

Product	Function
ISC 303	Early Access Concentrator Replacement System
Access Node	Access Concentrator

SLMS Products

Our SLMS products address three areas of customer requirements. Our Zhone Management System, or ZMS, product provides the software tools necessary to manage all of the component hardware as well as subscribers and services in the network. ZMS is capable of interfacing with and managing other vendors equipment already deployed in network service providers’ networks. Our broadband aggregation and service products aggregate, concentrate and optimize communications traffic from copper and fiber networks. These products are deployed in central offices, remote offices, points of presence, curbsides, data and co-location centers and large enterprises. Our customer premise equipment, or CPE, products offer a cost-effective solution for combining analog voice and data services to the subscriber’s premises over a single platform. These products deliver voice, data and video interface connectivity for broadcast and subscription television, internet routers and traditional telephony equipment.

Our SLMS products include:

Area	Product	Function
Network and Subscriber Management	ZMS	Zhone Management System

Broadband Aggregation and Service	BAN	Carrier Class Services Platform
	MALC	Multi-Access Line Concentrator
	Sechtor 100A	Voice and Data Gateway
	Sechtor 300	Universal Voice Gateway
	Arca-DACS 100	Digital Cross Connect (DACS)
	UE9000	Access Concentrator
	VISTA	SONET multiplexer
	Raptor	ATM / IP DSLAM

Customer Premise Equipment (CPE)	Z-Edge 64	Integrated Access Device
	Z-Edge 6100	Voice / Data Router

TECHNOLOGY

We believe that our continued success is dependent upon continued investment in the development and acquisition of advanced technologies in a number of areas. SLMS is based on a number of core technologies that provide sustainable advantage, including the following:

Services-Centric Architecture. SLMS has been designed from inception for the delivery of multiple classes of subscriber services (such as voice, data or video distribution), rather than being based on a particular protocol or media. Our SLMS products are built to interoperate in networks supporting packet, cell and circuit technologies. This independence between services and the underlying transportation is designed to position our products to be able to adapt to future transportation technologies within established architectures and to allow our customers to focus on service delivery.

Common Code Base. Our SLMS products share a common base of software code, which is designed to: accelerate development; improve software quality; enable rapid deployment; and, in conjunction with network management software, minimize training and operations costs.

Network Management and Operations. ZMS provides key technologies to enable rapid, cost-effective, and secure control of the network: standards-based interfaces for seamless integration with supporting systems; hierarchical service and subscriber profiles to allow rapid service definition and provisioning and to enable wholesaling of services; automated and intelligent CPE provisioning, to provide the best end-user experience and accelerate service turn-up; load-balancing for scalability; and full security features to ensure reliability and controlled access to systems and data.

Test Methodologies. Our SLMS architecture provides for interoperability testing and certification with a variety of products that reside in networks in which we will deploy our products. We have built a testing facility to conduct extensive interoperability trials with equipment from other vendors and to ensure full performance under all network conditions. We have completed the Telcordia OSMINE services process for ZMS and for several of our other products. The successful completion of these processes are required by our largest customers to ensure interoperability with their existing software and systems.

Acquired Technologies. We recognize the need to acquire complementary technologies to augment engineering resources when necessary to respond rapidly to service providers’ needs. As of March 31, 2003, we have completed eight acquisitions pursuant to which we have acquired products, technology and additional technical expertise:

•	Premisys Communications, Inc. — platforms that integrate access to voice, data, video and entertainment services.
•	CAG Technologies, Inc. — hardware-based communications subsystems, assemblies and product development infrastructure.
•	Roundview, Inc. — software and packet-centric expertise.
•	OptaPhone Systems, Inc. — point-to-point and point-to-multipoint wireless access solutions.
•	Xybridge Technologies, Inc. — wireless and wireline distributed softswitch and call feature solutions.
•	Nortel Networks AccessNode and Universal Edge 9000 — Market-leading access concentrator product.
•	Vpacket Technologies, Inc. — award-winning IP-based converged voice/data customer premise equipment.
•	NEC eLuminant Technologies, Inc. — portfolio of leading optical transport and access products.

At present, we have postponed further development of our wireless and softswitch technologies until we see an improvement in the market for these types of products.

CUSTOMERS

Our products are now deployed and in operation on six continents and at over 250 carriers. Our six largest customers during the year ended December 31, 2002 were Motorola, Bell Canada, Qwest, Arris, XEL and Verizon. For the year ended December 31, 2002, sales to Motorola accounted for 12% of our revenue. For the year ended December 31, 2001, Motorola accounted for 30% of our revenue and Qwest accounted for 11% of our revenue. Financial information relating to geographic areas for 2001-2002 is included in Note 14 of “Notes to Consolidated Financial Statements” contained in Item 13 of this Report.

BACKLOG

Our backlog primarily consists of purchase orders for services, and products and software to ship within the next year. At December 31, 2002, 2001 and 2000, backlog was approximately $5.0 million, $14.3 million, and $9.6 million, respectively. We consider backlog to be an indicator, but not the sole predictor, of future sales because our customers may cancel or defer orders without penalty. Cancellation or reduction of pending purchase orders could seriously harm our future revenues.

RESEARCH AND DEVELOPMENT

We have made, and will continue to make, substantial investments in research and development. As of December 31, 2002, we had approximately 106 employees engaged in product development.

We conduct the majority of our research and development in Oakland, California. We have built an extensive communications laboratory with hundreds of access infrastructure products from multiple vendors that serves as interoperability and test facility. This facility allows us to emulate a telecommunications network with serving capacity equivalent to that supporting a city of 350,000 residents. We also have focused engineering teams staffed at additional development centers located in the following cities: Alpharetta, Georgia; Hillsboro, Oregon; Lowell, Massachusetts and Ottawa, Canada.

Our current plans for research and development include:

•	Continuing to enhance and develop our AccessNode products;
•	Continuing to refine our SLMS architecture;
•	Introducing new products under our SLMS architecture; and
•	Creating additional interfaces and protocols for both domestic and international markets.

Research and development costs charged to expense were $29.8 million in 2002, $63.9 million in 2001 and $86.0 million in 2000. The decrease was primarily due to lower project related materials costs and a decrease in personnel related expenses due to our restructuring activities.

SALES AND MARKETING

We currently focus our sales efforts in three areas:

Strategic Account Sales. Our Strategic Account Sales organization focuses on large global communications service providers. Our strategy is to target these service providers with our direct sales force and support them with dedicated engineering resources to meet their needs as they deploy SLMS networks on a global basis.

North American Sales. Our North American Sales team concentrates on established independent operating companies, or IOCs, as well as cable and wireless service providers. This organization is also responsible for managing our distribution and original equipment manufacturer, or OEM, partnerships.

International Sales. Our International Sales organization targets foreign based service providers and is staffed with individuals with specific experience dealing with service providers in their designated international territories.

Our marketing team works closely with sales, research and development teams and our customers by providing communications that keep the market current on our products and features. Marketing also identifies and sizes new target markets for our products, creates awareness of our company and products, generates contacts and leads within these targeted markets and performs outbound education and public relations.

MANUFACTURING

We outsource substantially all of our product manufacturing and assembly to third-party contractors. In particular, we rely heavily on our working relationship with Solectron for the manufacture and assembly of key components of our network equipment.

Under our agreement with Solectron, Solectron has the option to acquire manufacturing assets, i.e., equipment and inventory, from us or third parties that we may acquire. If Solectron acquires such manufacturing assets, Solectron will, on a case-by-case basis and as mutually agreed by Solectron and us, use these manufacturing assets to supply us with products and services. We have established our contract manufacturing relationship with Solectron based on its quality assurance, timely delivery, and strength in volume manufacturing of our products. Using a contract manufacturer allows us to reduce our capital expenditures, achieve purchasing economies of scale and reduce inventory warehousing.

We complement our contract manufacturing relationships with our in-house capabilities for final assembly and testing of our products. Our internal manufacturing expertise is focused on product design for testability, design for manufacturability and the transfer of products from development to manufacturing. We also configure, package, and ship our products from our own facilities after a series of inspections, reliability tests and quality control measures. Our manufacturing engineers design and build all of our testing stations, establish quality standards and protocols and develop test procedures to assure the reliability and quality of our products.

We are ISO-9001 certified which is based upon our model for quality assurance in design, development, production, installation and service processes meeting rigorous quality standards.

Our manufacturing engineers work closely with our design engineers to ensure manufacturability and feasibility of our products and to ensure that manufacturing and testing processes evolve as our technologies evolve. Additionally, our manufacturing engineers interface with our contract manufacturers to ensure that outsourced manufacturing processes and products will integrate easily and cost-effectively with our in-house manufacturing systems.

In the future, we may expand our existing contract manufacturing relationships or establish new contract manufacturing relationships. Furthermore, we may expand our current manufacturing facilities or secure new manufacturing facilities to meet our anticipated manufacturing requirements.

We depend on sole source and limited source suppliers for several key components. We do not currently have any long term contracts or arrangements that assure us that we can continue to obtain such components from such sources on a timely basis or acceptable terms, or at all.

CUSTOMER CARE AND SUPPORT

Our technical support services assist our customers to develop programs to effectively sell to, support and expand their subscriber base. We offer free lifetime web support, standard one-year warranties for our products, and the opportunity to upgrade to enhanced services, critical network support and extended warranty protection. We provide our customers with pre-sales and post-sales support, education and professional services that enable them to deploy and manage their networks more efficiently. We offer our customers application notes, business planning information, and installation guides, as well as web-based and phone-based trouble-shooting assistance.

Our customer service personnel also work closely with our design and manufacturing engineers to ensure that customer feedback is integrated into our research, development and production strategies.

We continue to grow this organization to offer our customers 24-hour service, seven days a week. As our customer service team grows, we plan to enhance our ability to tailor customer support services to suit the unique needs of particular customers.

COMPETITION

Competition in the communications equipment market is intense. Many companies offer products or services that address particular aspects of the features and functions that our products provide. Our primary competitors include large equipment companies, such as Alcatel and Lucent Technologies, which offer a much broader range of products addressing the entire telecommunications equipment industry, and Advanced Fiber Communications, which principally focuses on the traditional access market. We also may face competition from other large communication companies that enter our market in the future. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, sales and marketing resources than we do and may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more customer financing options than we can.

In our markets, competitive factors include:

•	Performance;

•	Reliability and scalability;

•	Ease of installation and use;

•	Interoperability with existing products;

•	Upgradeability;

•	Price;

•	Geographic footprints for products;

•	Ability to support customer financing;

•	Breadth of our services;

•	Technical support and customer service; and

•	Brand recognition.

While we believe we compete successfully with respect to each of these factors, we expect to face intense competition in our markets. There can be no assurance that we will be able to compete successfully against our current or future competitors, or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

COMPLIANCE WITH REGULATORY AND INDUSTRY STANDARDS

Our products must comply with a significant number of voice and data regulations and standards which vary between U.S. and international markets, and vary by specific international markets. Standards for new services continue to evolve, and we will need to modify our products or develop new versions to meet these standards. Standards setting and compliance verification in the U.S. are determined by the Federal Communications Commission, or FCC, Underwriters Laboratories, Quality Management Institute, Telcordia Technologies, Inc., and other telecommunications companies. In international markets, our products must comply with standards issued by ETSI and implemented and enforced by the telecommunications regulatory authorities of each nation.

We are ISO-9001 certified confirming for our customers and partners that our manufacturing and service processes meet rigorous quality standards.

ENVIRONMENTAL MATTERS

Our operations and manufacturing processes are subject to federal, state, local, and foreign environmental protection laws and regulations. These laws and regulations relate to the use, handling, storage, discharge and disposal of certain hazardous materials and wastes, the pre-treatment and discharge of process waste waters and the control of process air pollutants. We believe that we are in compliance in all material respects with applicable environmental regulations.

INTELLECTUAL PROPERTY

We believe that our success and ability to compete is dependent on our ability to develop and protect our technology. To protect our proprietary technology, we rely primarily on patent, trademark, service mark, trade secret and copyright laws and contractual restrictions.

We currently have 23 U.S. patents issued, which expire from March 2011 to March 2019. We also have applied for 10 other U.S. patents and we have 4 pending foreign patent applications. It is possible that no patents will be issued from our currently pending patent applications and that our potential future patents may be found invalid or unenforceable, or may be successfully challenged. It is also possible that any patent issued to us may not provide us with any competitive advantages or that we may not develop future proprietary products or technologies that are patentable. Additionally, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

Despite our efforts to protect our proprietary rights, we may be unable to prevent others from infringing upon or misappropriating our intellectual property. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States.

Substantial litigation regarding intellectual property rights exists in the telecommunications industry. To date, we have not been notified that our technologies infringe on the proprietary rights of anyone. We cannot assure you that others will not claim that we have infringed proprietary rights relating to past, current or future technologies. We expect that we could become subject to intellectual property infringement claims as the number of our competitors grows and our services overlap with competitive offerings. These claims, even if without merit, could be expensive, time-consuming to defend, divert management’s attention from the operation of our business and cause product shipment delays. If we become liable for infringing intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

TRADEMARKS

We have registered U.S. trademarks for: “ARCADACS”, “BAN”, “FLEXBAND”, “MALC”, “RAPTOR”, “SECHTOR”, “SLMS”, “VISTA”,”VPACKET”, “ZEDGE”, “ZINC”, “ZHONE”, The Zhone Logo, and “ZPLEX” and we intend to file additional trademark applications to support Zhone branding and marketing efforts.

EMPLOYEES

As of December 31, 2002, we had 237 employees. None of our employees are covered by collective bargaining agreements, and we have never experienced a work stoppage, strike or labor dispute. We believe relations with our employees are good.

RISK FACTORS

An investment in our company is very risky. Our business, financial condition and results of operations could be adversely affected by any of the following risks.

Risks Related to Our Business and Industry

Our future operating results are difficult to predict due to our limited operating history.

We began operations in September 1999. Although we expect that our internally developed Single Line Multi-Service, or SLMS, product line will account for a substantial portion of our revenue growth in the future, to date we have generated a significant portion of our revenue from sales of product lines that we acquired from other companies. Due to our limited operating history, we have difficulty accurately forecasting our revenue, and we have limited historical financial data upon which to base operating expense budgets.

If demand for our SLMS products does not develop, then our results of operations and financial condition will be adversely affected.

Our future growth depends significantly on our ability to successfully develop, enhance and market our SLMS products to the network service provider market. Most network service providers have made substantial investments in their current infrastructure, and they may elect to remain with their current architectures or to adopt new architectures, such as SLMS, in limited stages or over extended periods of time. A decision by a customer to purchase our SLMS products will involve a significant capital investment. We will need to convince these service providers of the benefits of our products for future upgrades or expansions. We do not know whether a viable market for our SLMS products will develop or be sustainable. If this market does not develop or develops more slowly than we expect, our business, financial condition and results of operations will be seriously harmed.

We have a history of losses and may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred significant net losses since inception. We had net losses of approximately $99.7 million for the year ended December 31, 2002. We had an accumulated deficit of approximately $569.7 million from inception in September, 1999 through December 31, 2002. We cannot assure you that we will ever generate sufficient revenue to achieve or sustain profitability. Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. The primary factors that may affect us include the following:

•	commercial acceptance of our SLMS products;

•	fluctuations in demand for network access products;

•	the length and variability of the sales cycles for our products;

•	the timing and size of sales of our products;

•	our customers’ ability to finance their purchase of our products as well as their own operations;

•	our ability to forecast demand for our products;

•	the ability of our company and our contract manufacturers to attain and maintain production volumes and quality levels for our products;

•	our ability to obtain sufficient supplies of sole or limited source components;

•	changes in our pricing policies or the pricing policies of our competitors;

•	increases in the prices of the components we purchase;

•	new product introductions and enhancements by our competitors;

•	our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

•	the timing and magnitude of prototype expenses;

•	our ability to attract and retain key personnel;

•	our sales of common stock or other securities in the future;

•	costs related to acquisitions of technologies or businesses; and

•	general economic conditions as well as those specific to the communications, Internet and related industries.

We have large fixed expenses, and expect to continue to incur costs for research and product development, sales and marketing, customer support and general and administration. Our operating expenses are largely based on anticipated personnel requirements and revenue trends, and a high percentage of our expenses are, and will continue to be, fixed. In addition, we may be required to spend more on research and development than originally budgeted to respond to industry trends. We may also incur significant new costs related to possible acquisitions and the integration of new technologies. Given our stage of development, and the rate at which competition in our industry is intensifying, we may not be able to adequately control our costs and expenses or achieve or maintain adequate operating margins. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. If we fail to increase our revenue, or if we experience delays in generating or recognizing revenue, we will continue to incur substantial operating losses.

Our target customer base is concentrated, and the loss of one or more of our customers could harm our business.

The target customers for our products are network service providers that operate voice, data and video communications networks. There are a limited number of potential customers in our target market. During fiscal year 2001, two customers accounted for approximately 30% and 11% of our revenue, respectively. During fiscal year 2002, one customer accounted for approximately 12% of our revenue. Substantially all of our future revenue will depend on sales of our products to a limited number of potential customers. Any failure of one or more communications service providers to purchase products from us for any reason, including any downturn in their businesses, would seriously harm our business, financial condition and results of operations.

The long and variable sales cycles for our products may cause revenue and operating results to vary significantly from quarter to quarter.

The target customers for our products have substantial and complex networks that they traditionally expand in large increments on a periodic basis. Accordingly, our marketing efforts are largely focused on prospective customers that may purchase our products as part of a large-scale network deployment. Our target customers typically require a lengthy testing and product qualification process, a portion of which is often funded by us, prior to any final decision to purchase our products. Throughout this sales and qualification cycle, we are often required to spend considerable time and incur significant expense educating and providing information to prospective customers about the uses and features of our products.

Once a company makes the final decision to purchase our products, it may deploy our products slowly. The timing of deployment of our products varies widely, and depends on a number of factors, including:

•	our customers’ skill sets;

•	geographic density of potential subscribers;

•	the degree of configuration necessary to deploy our products; and

•	our customers’ ability to finance their purchase of our products as well as their operations.

As a result of any of these factors, our revenue and operating results may vary significantly from quarter to quarter.

Capital constraints in the telecommunications industry could restrict the ability of our customers to buy our products.

The telecommunications industry has recently experienced extreme capital constraints. The reduction of capital equipment acquisition budgets or the inability of our target customers to obtain capital could cause them to reduce or discontinue purchase of our products, and as a result we could experience reduced revenues or operating results. In addition, many of the target customers for our products are emerging companies with limited operating histories. These companies require substantial capital for the development, construction and expansion of their businesses. Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, our ability to make future sales to these customers and realize revenue from any such sales could be harmed. In addition, to the extent we choose to provide financing to these prospective customers, we will be subject to additional financial risk which could increase our expenses.

The success of our business depends on our executive officers and key employees, and the loss of the services of one or more of them could harm our business.

Our future success depends upon the continued services of our executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel who have critical industry experience and relationships that we rely on to build our business, particularly Morteza Ejabat, our co-founder, Chairman and Chief Executive Officer. The loss of the services of any of our key employees, including Mr. Ejabat, could delay the development and production of our products and negatively impact our ability to maintain customer relationships, which would harm our business, financial condition and results of operations.

If we are unable to successfully manage and expand our international operations, our business could be harmed.

We currently have international operations consisting of sales, technical support and marketing teams in China, Hong Kong, Japan, Singapore and Italy. We expect to continue expanding our international operations in the future. The successful management and expansion of our international operations requires significant human and financial resources. Further, our international operations may be subject to certain risks and challenges that could harm our operating results, including:

•	expenses associated with developing and customizing our products for foreign countries;

•	unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

•	fluctuations in currency exchange rates;

•	longer sales cycles for our products;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights;

•	potentially adverse tax consequences; and

•	changes in a country’s or region’s political and economic conditions.

Any of these factors could harm our existing international operations and business or impair our ability to continue expanding into international markets.

Risks Related to the Communications Industry

The market we serve is highly competitive and, as an early stage company, we may not be able to achieve or maintain profitability.

Competition in the communications equipment market is intense. We are aware of many companies in related markets that address particular aspects of the features and functions that our products will provide. Currently, our primary competitors include large equipment companies, such as Advanced Fibre Communications, Alcatel, Lucent Technologies and UT Starcom. We also may face competition from other large communications equipment companies or other companies with significant market presence and financial resources that may enter our market in the future. In addition, a number of new public and private companies have announced plans for new products to address the same network needs that our products address, both domestically and abroad. Some of these international companies have lower cost structures.

Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, sales and marketing resources than we do and may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more customer financing than we can. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that render our products less valuable or obsolete.

In our markets, competitive factors include:

•	performance;

•	reliability and scalability;

•	ease of installation and use;

•	interoperability with existing products;

•	upgradeability;

•	geographic footprints for products;

•	ability to support customer financing;

•	breadth of services;

•	price;

•	technical support and customer service; and

•	brand recognition.

If we are unable to compete successfully against our current and future competitors, we may have difficulty obtaining customers, and we could experience price reductions, order cancellations, increased expenses and reduced gross margins, any of which would harm our business, financial condition and results of operations.

The communications industry is subject to government regulations, which could harm our business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire communications industry in the United States and, as a result, our existing and future products and our customers’ products are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services could negatively affect our business. The uncertainty associated with future FCC decisions may result in telephone companies delaying decisions regarding expenditures for equipment for broadband services. In addition, international regulatory bodies establish standards that may govern our products in foreign markets. Domestic and international regulatory requirements could result in postponements or cancellations of product orders, which would harm our business, financial condition and results of operations. Further, we cannot be certain that we will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business.

We are subject to general economic and market conditions.

Our business is subject to the effects of general economic conditions in the United States and worldwide, and to market conditions in the telecommunications and networking industries in particular. For example, in fiscal 2001 and fiscal 2002, our operating results were adversely affected by unfavorable global economic conditions, the failure of a number of communications service providers and reduced capital spending by many other communications service providers. These adverse conditions resulted in a smaller market that is more difficult to predict and caused a substantial reduction in demand for telecommunications equipment, including our products.

Certain trends and factors that affect the telecommunications industry, which are beyond our control and may affect our operations, include:

•	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

•	visibility to, and the actual size and timing of, capital expenditures by our customers;

•	inventory practices, including the timing of product and service deployment, of our customers;

•	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

•	governmental regulation or intervention affecting communications or data networking; and

•	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements and reduced customer demand for our products and services.

If the economic conditions in the United States and globally do not improve, or if they worsen from current levels, we may continue to experience material adverse impacts on our business, operating results, and financial condition.

Risks Related to Our Products

Because our products are complex and will be deployed in complex environments, our products may have defects that we discover only after full deployment, which could seriously harm our business.

Our products are complex and are designed to be deployed in large quantities across complex networks. Because of the nature of these products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Our customers may discover errors or defects in our hardware or software, or our products may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified after full deployment, we could experience:

•	loss of revenue and market share;

•	loss of existing customers;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

Defects, integration issues or other performance problems in our products could also result in financial or other damages to our customers. Our customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.

If we fail to enhance our existing products or develop and introduce new products that meet changing customer requirements and technological advances, our ability to sell our products would be materially and adversely affected.

Our target markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and changes in communications offerings from network service providers. Our future success will significantly depend on our ability to anticipate or adapt to such changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. We may not have sufficient resources to successfully and accurately anticipate technological and market trends, manage long development cycles or develop, introduce and market new products and enhancements. We currently license technology, and from time to time, we may be required to license additional technology from third parties to sell or develop our products and product enhancements. We cannot assure you that our existing and future third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost. If we are not able to develop new products or enhancements to existing products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially and adversely affected.

Our business will be adversely affected if we are unable to protect our intellectual property rights from third-party challenges.

We rely on a combination of copyright, patents, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our technology is difficult, and we do not know whether the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

In the future we may become involved in disputes over intellectual property, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

We or our customers may be party to litigation in the future to protect our intellectual property or to respond to allegations that we infringe others’ intellectual property. If a party accuses us of infringing upon its proprietary rights, we would have to defend ourselves and possibly our customers against the alleged infringement. We cannot assure you that we would prevail in any intellectual property litigation, given its complex technical issues and inherent uncertainties. If we are unsuccessful in any such litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its outcome, would likely be time consuming and expensive to resolve. Any such litigation could force us to stop selling, incorporating or using our products that include the challenged intellectual property, or redesign those products that use the technology. In addition, if a party accuses us of infringing upon its proprietary rights, we may have to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

Risks Related to Our Product Manufacturing

Our reliance on Solectron for all of our manufacturing requirements could cause us to lose orders if this third party manufacturer fails to satisfy our cost, quality and delivery requirements.

We currently contract with Solectron for most of our manufacturing requirements. Any manufacturing disruption could impair our ability to fulfill orders. Our future success will depend, in significant part, on our ability to have Solectron or others manufacture our products cost-effectively and in sufficient volumes. We face a number of risks associated with our dependence on third-party manufacturers including:

•	reduced control over delivery schedules;

•	the potential lack of adequate capacity during periods of excess demand;

•	manufacturing yields and costs;

•	quality assurance;

•	increases in prices; and

•	the potential misappropriation of our intellectual property.

We have no long-term contracts or arrangements with any of our vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. We have experienced in the past, and may experience in the future, problems with our contract manufacturers, such as inferior quality, insufficient quantities and late delivery of product. To date, these problems have not materially adversely affected us. We may not be able to obtain additional volume purchase or manufacturing arrangements on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business will be harmed. We cannot assure you that we can effectively manage our contract manufacturer or that this manufacturer will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any of these difficulties could harm our relationships with customers and cause us to lose orders.

In the future, we may seek to use additional contract manufacturers. We may experience difficulty in locating and qualifying suitable manufacturing candidates capable of satisfying our product specifications or quantity requirements. Further, new third-party manufacturers may encounter difficulties in the manufacture of our products resulting in product delivery delays.

We depend on sole or limited source suppliers for several key components. If we are unable to obtain these components on a timely basis, we will be unable to meet our customers’ product delivery requirements, which would harm our business.

We currently purchase several key components from single or limited sources pursuant to limited term supply contracts. If any of our sole or limited source suppliers experiences capacity constraints, work stoppages or any other reduction or disruption in output, it may be unable to meet our delivery schedule. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price or be unable to obtain or have difficulty obtaining components for their products from their suppliers.

In these events, we could be forced to commence a time consuming and difficult process of identifying and qualifying an alternative supplier of the key components. There is no guarantee that such a search would be successful. If we do not receive critical components from our suppliers in a timely manner, we will be unable to meet our customers’ product delivery requirements. Any failure to meet a customer’s delivery requirements could harm our reputation and decrease our sales, which would harm our business, financial condition and results of operations.

Our headquarters and certain suppliers are all located in Northern California where natural disasters or service outages or restrictions could occur and harm our facilities and key personnel, which would restrict or prevent us from providing services to our customers.

Our corporate headquarters and principal research and development center and product testing facilities as well as many of our suppliers are located in Northern California, which has historically been vulnerable to natural disasters, such as earthquakes, fires and floods. In addition, this area has historically been rapidly growing and large demands on infrastructure services, including electrical and other utility services, could result in significant or more frequent outages or restrictions on the use of such services. The occurrence of a natural disaster or such service outages or restrictions might disrupt the local economy and pose physical risks to our employees and our property. We do not presently have redundant, multiple site capacity in the event of a natural disaster or service outages or restrictions. Accordingly, in the event of a disaster or service outages or restrictions adversely affecting our operations, our business would suffer.

If we fail to attract and retain qualified personnel, our business might be harmed.

Our future success will depend in large part upon our ability to identify, attract and retain qualified individuals, particularly research and development and customer service engineers and sales and marketing personnel. Our products are generally of a highly technical nature, and therefore require a sophisticated sales effort targeted at several key people within each prospective customer’s organization. Our target customers are large network service providers that require high levels of service and support from our customer service engineers and our sales and marketing personnel. Competition for these employees in our industry and in the San Francisco Bay Area in particular, as well as other areas in which we recruit, may be intense, and we may not be successful in attracting or retaining these personnel. If we are not able to hire the kind and number of marketing and sales personnel and customer service engineers required by our product offerings and customers, we may not reach the level of sales necessary to achieve profitability or may be impaired from meeting existing customer demands, either of which could materially harm our business.

Our business will suffer if we fail to properly manage our growth and continually improve our internal controls and systems.

We have expanded our operations rapidly since our inception. The number of our employees has grown from eight as of September 30, 1999 to 237 as of December 31, 2002. As our business grows, we expect to increase the scope of our operations and the number of our employees. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. To manage our growth properly, we must:

•	hire, train, manage and retain qualified personnel, including engineers and research and development personnel;

•	carefully manage and expand our manufacturing relationships and related controls and reporting systems;

•	effectively manage multiple relationships with our customers, suppliers and other third parties;

•	implement additional operational controls, reporting and financial systems and procedures; and

•	successfully integrate employees of acquired companies.

Failure to do any of the above in an efficient and timely manner could seriously harm our business, financial condition and results of operations.

Any strategic acquisitions or investments we make could disrupt our business and seriously harm our financial condition.

On an ongoing basis, we expect to consider acquisitions of, or investments in, complementary companies, products or technologies to supplement our internal growth. Since inception, we have acquired eight companies or product lines, and we are likely to acquire additional businesses, products or technologies in the future. We may encounter difficulties identifying and acquiring suitable candidates on reasonable terms.

If we do complete future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities;

•	incur amortization expenses related to goodwill and other intangible assets; or

•	incur large and immediate write-offs.

Any strategic acquisitions or investments that we make in the future will involve numerous risks, including:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs;

•	diversion of management’s time and attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of acquired companies.

We do not know whether we will be able to successfully integrate the businesses, products, technologies or personnel that we might acquire in the future or that any strategic investments we make will meet our financial or other investment objectives. Any failure to do so could seriously harm our business, financial condition and results of operations.

If we are unable to obtain additional capital to fund our existing and future operations, we may be required to reduce the scope of our planned product development and marketing and sales efforts, which would harm our business, financial condition and results of operations.

The development and marketing of new products and the expansion of our direct sales operation and associated support personnel requires a significant commitment of resources. We may incur significant operating losses or expend significant amounts of capital if:

•	the market for our products develops more slowly than anticipated;

•	we fail to establish market share or generate revenue at anticipated levels;

•	our capital expenditure forecasts change or prove inaccurate; or

•	we fail to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, we may need to raise substantial additional capital. Additional capital, if required, may not be available on acceptable terms, or at all. If additional capital is raised through the issuance of debt securities, the terms of such debt could impose financial or other restrictions on our operations. If we are unable to obtain additional capital or are required to obtain additional capital on terms that are not favorable to us, we may be required to reduce the scope of our planned product development and sales and marketing efforts, which would harm our business, financial condition and results of operations.

Risks Related to Our Equity

Insiders have substantial control over us, including the ability to influence the outcome of key transactions, including our sale to another company.

Our executive officers, directors and entities affiliated with them beneficially own, in the aggregate, approximately 77% of our outstanding common stock and substantially all of our outstanding preferred stock. These stockholders, if acting together, will be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Circumstances may arise in which the interests of these stockholders could conflict with the interests of our other stockholders. These stockholders could delay or prevent a change in control of our company even if such a transaction would be beneficial to our other stockholders.

There is no public market for our common stock and there may never be one, and we cannot predict what the offering or trading price of our common stock in any public market might be.

There is no public market for our common stock, and we cannot assure you that there will ever be one. If we ever sell our common stock in a public offering, the initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the price at which our capital stock was sold before the offering or any other established criteria of our value. We cannot predict the prices at which any of our common stock sold in a public offering would trade at any time in the future.

Our stockholders will incur dilution as a result of the exercise of outstanding options and warrants and any future sale of equity or equity-linked debt securities.

The exercise of outstanding options and warrants and the future sale of any equity or equity-linked debt securities, including any additional securities issued in connection with acquisitions, will result in dilution to our then-existing stockholders. Any dilution resulting from the future sale of equity or equity-linked debt securities will be more substantial if the price paid for such securities is less than the price paid by our then-existing stockholders for our outstanding capital stock.

We do not plan to pay dividends in the foreseeable future.

We do not anticipate paying cash dividends to our stockholders in the foreseeable future. Accordingly, our stockholders must rely on sales of their capital stock after price appreciation, which may never occur, as the only way to realize on their investment.

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

You should read the selected historical consolidated financial information below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under Item 2 of this report and the consolidated financial statements and related notes included elsewhere in this registration statement. We made acquisitions in 1999, 2000, 2001 and 2002, each of which was accounted for as a purchase. Accordingly, the results of the acquired companies’ operations are included in our consolidated financial statements from their respective dates of acquisition.

	Period from September 1, 1999 (inception) through December 31, 1999	Year ended December 31,
		2000	2001	2002
	(in millions, except per share data)
Revenue	$0.0	$80.8	$110.7	$112.7
Cost of revenue	0.0	54.8	104.3	69.2

Gross profit	0.0	26.0	6.4	43.5
Operating expenses:
Research and product development	4.0	86.0	63.9	29.8
Sales and marketing	0.2	35.2	35.5	19.7
General and administrative	1.3	15.9	13.1	10.8
Purchased in-process research and development	21.3	0.4	12.0	0.1
Restructuring charges	0.0	0.0	5.1	4.5
Stock-based compensation	2.9	46.9	18.8	2.0
Amortization and impairment of intangible assets	0.2	38.1	88.8	16.0
Impairment of long-lived assets	0.0	0.0	0.0	50.8

Total operating expenses	29.9	222.5	237.2	133.7
Operating loss	(29.9)	(196.5)	(230.8)	(90.2)
Interest expense and other income (expense), net	(0.1)	(1.8)	(12.6)	(9.4)

Loss before income taxes	(30.0)	(198.3)	(243.4)	(99.6)
Income tax (benefit) provision	0.0	(1.9)	0.1	0.1

Net loss	(30.0)	(196.4)	(243.5)	(99.7)
Accretion on preferred stock	(0.2)	(2.8)	(3.3)	(11.7)

Net loss applicable to holders of common stock	(30.2)	(199.2)	(246.8)	(111.4)
Basic and diluted net loss per share applicable to holders of common stock	$(4.03)	$(26.45)	$(28.14)	$(10.36)
Other Financial Data:
Capital Expenditures	$1,677	$38,948	$63,738	$2,493

	Period from September 1, 1999 (inception) through December 31, 1999	Year ended December 31,
		2000	2001	2002
	(in millions, except per share data)
Balance Sheet Data (at end of Period):
Cash and cash equivalents	$73.9	$56.5	$22.2	$10.6
Short-term investments	4.0	15.4	2.0	0.0
Working capital (deficit)	53.0	53.8	(47.4)	(8.0)
Total assets	282.1	332.0	274.1	164.0
Total debt (including current portion of long-term debt)	50.0	47.5	100.8	38.7
Redeemable convertible preferred stock	186.4	384.0	421.6	199.6
Stockholders’ deficit	(26.9)	(167.6)	(336.0)	(132.3)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this report. In addition to historical information, this report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. We use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “should”, “will”, “would” and similar expressions to identify forward-looking statements. Factors that might cause such a difference include, but are not limited to, our ability to obtain additional capital to fund our existing and future operations, the rate of product purchases by current and prospective customers, general economic conditions, conditions specific to the telecommunications and related industries, new product introductions and enhancements by the Company and its competitors, competition, manufacturing and sourcing risks, and the other factors discussed in this Form 10. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

OVERVIEW

We were founded to offer network service providers a simplified, comprehensive architectural approach to delivering services over their access networks.

We have developed hardware and software that simplifies the way network service providers deliver communication services to their subscribers. Our Single Line Multi-Service Architecture, or SLMS™, is a simplified network architecture that provides broadband and narrowband services over a scalable next-generation local-loop infrastructure. SLMS is designed to extend the speed, reliability and cost-efficiencies currently achieved in the core of the communications network to business and consumer subscribers. Our products enable service providers to use their existing networks to deliver voice, data, video, and entertainment services to their customers. We have designed our products to interoperate with different types of wiring and equipment already deployed in service providers’ networks.

Our Zhone Management System, or ZMS™, manages all of the products, services and subscribers in a Single-Line Multi-Service network. ZMS is a single management tool that allows instant delivery and upgrade of network services.

In addition, ZMS is capable of interfacing with and managing other vendors equipment already deployed in Network service providers’ networks. We have completed the Telcordia OSMINE services process for the majority of our products which confirms for our largest customers that our products will integrate with their back end systems.

We have products in three categories: the SLMS product family; the digital loop carrier, or DLC, product family and the multiplexer, or MUX, product family.

We have assembled the employee base, technological breadth and market presence to provide a simple yet comprehensive solution to the problem of delivering communications services to subscribers.

The global telecommunications market has deteriorated significantly over the last two years. Most service providers have reduced their capital spending significantly during this period and many others have ceased operations. Additional capital spending reductions may occur during 2003 due to the general economic slowdown, network overcapacity, customer bankruptcies, network build-out delays and limited capital availability. In response to the challenging environment, we have taken the actions that we believe are necessary for our future success. In particular, we have significantly reduced our operating costs through workforce reductions and careful cost controls. We have also taken significant write-downs of intangible assets and property and equipment. Notwithstanding the industry slowdown and the reduction of our operations, we were still able to increase our revenues from 2001 to 2002. As we look forward, we intend to continue to focus on cost controls while also continuing to invest in research and development activities and strategic acquisitions. We do not expect any significant reductions in our overall workforce for at least through the period ending December 2003.

Acquisitions

Through December 31, 2002, we had completed seven acquisitions of complementary companies, products or technologies to supplement our internal growth. To date, we have generated a significant amount of our revenue from sales of products obtained from the acquisitions.

In December 1999, we acquired Premisys Communications, Inc. in exchange for total consideration of approximately $295.8 million, consisting of $248.3 million in cash, $35.1 million in assumed liabilities and $12.4 million in acquisition costs. Premisys manufactured voice, data and video customer premises equipment.

In February 2001, we acquired Xybridge Technologies, Inc. in exchange for total consideration of $72.7 million, consisting of $65.3 million in stock and assumed options and $7.4 million in assumed liabilities. Xybridge developed multi-service software-based switching solutions for wireline and wireless network infrastructures. In August 2001, we acquired certain assets relating to the Access Node product line from Nortel Networks in exchange for total consideration of approximately $37.7 million, consisting of $31.1 million payable to Nortel and $6.6 million in assumed liabilities. As of December 31, 2002, we have repaid the $31.1 million amount due to Nortel.

In July 2002, we acquired Vpacket Communications, Inc. in exchange for total consideration of $19.2 million, consisting of $15.5 million in stock and $3.7 million in assumed liabilities. We issued approximately 9.7 million shares of Series B redeemable convertible preferred stock. Vpacket developed IP-based converged voice/data customer premises equipment.

On February 14, 2003, we acquired NEC eLuminant Technologies, Inc., a subsidiary of NEC USA, Inc., in exchange for total consideration of approximately $13.6 million consisting of $10.1 million in stock, $3.2 million in assumed liabilities and $0.3 million in acquisition costs. eLuminant developed a family of multiplexers and digital loop carrier products.

As a result of these acquisitions, our revenues have increased related to the MUX and DLC product lines. We expect that the product mix will shift towards next generation products with MUX and DLC revenues declining in the future as a percentage of total revenues.

We are likely to acquire additional businesses, products and technologies in the future. If we do complete future acquisitions, we could incur substantial debt, assume additional liabilities, incur amortization expenses related to intangible assets or incur large write-offs related to impairment of goodwill and long-lived assets. In addition, acquisitions can have a significant impact on our short term results of operations, materially impacting revenues or expenses and making period to period comparisons of our results of operations less meaningful.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The policies discussed below are considered by management to be critical because they are both important to the portrayal of our financial condition and results of operations and their application places the most significant demands on management’s judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. For all of these policies, management cautions that actual results may differ materially from these estimates under different assumptions or conditions.

We have discussed the application of these critical accounting policies with our Audit Committee. We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144 Accounting for Impairment or Disposal of Long-Lived Assets on January 1, 2002. There was no other initial adoption of any accounting policies during fiscal 2002. See Note 1(v) to the consolidated financial statements for recent accounting pronouncements.

Revenue Recognition

In compliance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, and SFAS no. 48, Revenue Recognition When Right of Return Exists, we recognize revenue when the earnings process is complete. We recognize product revenue upon shipment of product under contractual terms which transfer title upon shipment, under normal credit terms, or under sales-type leases, net of estimated sales returns and allowances at the time of shipment. Revenue is deferred if there are significant post-delivery obligations, if collection is not considered probable at the time of sale, or if the fee is not fixed or determinable. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled. Our arrangements generally do not have any significant post delivery obligations. We offer products and services such as support, education and training, hardware upgrades and extended warranty coverage. We have established the fair value of these products and services based on sales prices when they are sold separately. Any discounts provided on these additional products and services are identical to the discount provided on the original sale of product. When collectibility is not probable, revenue is recognized when cash is collected. Revenue from education services and support services is recognized over the contract term or as the service is performed. We make certain sales to product distributors. These customers are given certain privileges to return a portion of inventory. We recognize revenue on sales to distributors that have contractual return rights when the products have been sold by the distributors. Revenue from sale of software products is recognized provided that a purchase order has been received, the software has been shipped, collection of the resulting receivable is deemed probable, and the fee is fixed or determinable. To date, revenue from software transactions and sales-type leases has not been significant. We accrue for warranty costs, sales returns, and other allowances at the time of shipment based on historical experience and expected future costs. We consider differing market conditions when recognizing revenues, such as the recent decline in capital spending in our industry and the relative financial condition of our customers. These conditions do not impact the method by which we recognize revenues or the methodology for computing the provision for warranty and allowance for returns.

Allowances for Sales Return and Doubtful Accounts

We have an allowance for sales return for estimated future product returns related to current period product revenue. We base our allowance on periodic assessment of historical trends in product return rates and current approved returned products. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

We have an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments to our accounts receivable. We base our allowance on periodic assessment of our customers’ liquidity and financial condition through credit rating agencies, financial statement review, and historical collection trends. Additional allowances may be required if the liquidity or financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments.

Inventories and Reserve for Excess and Obsolete Inventories

Inventory is stated at the lower of cost or market and cost being determined using the first-in, first-out, or FIFO method. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes, and longer than previously expected usage periods. We have experienced significant changes in required reserves in recent periods due to decline in market conditions. As a result, we incurred net inventory charges of $31.3 million and $1.7 million during fiscal 2001 and 2002, respectively. It is possible that significant changes in required inventory reserves may continue to occur in the future if there is a further decline in market conditions and if additional restructuring actions are taken.

Valuation of Long-Lived Assets, including Goodwill and Other Acquisition-Related Intangible Assets

Our long-lived assets consist primarily of goodwill, other acquisition-related intangible assets (intangible assets) and property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business or use of an asset. Goodwill and other acquisition-related intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

We estimate the fair value of our long-lived assets based on a combination of the market, income and replacement cost approaches. In the application of the impairment testing, we were required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates.

We currently have intangible assets, including goodwill and other acquisition-related intangible assets of $86.8 million ($70.8 million of goodwill, including workforce in place, and $16.0 million of other acquisition-related intangible assets) and property and equipment (net) of $23.5 million. Other acquisition-related intangible assets comprised mainly of technology in place and customer relationships. The majority of entities acquired by us do not have significant tangible assets; as a result, a significant portion of the purchase price is typically allocated to intangible assets and goodwill. Our future operating performance will be impacted by the future amortization of intangible assets, potential charges related to purchased in-process research and development (IPR&D) for future acquisitions, and potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price of the acquired companies to intangible assets and goodwill has a significant impact on our future operating results. The allocation process requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate for these cash flows. Should different conditions prevail, we would have to perform an impairment review that might result in material write-downs of intangible assets and/or goodwill. Other factors we consider important which could trigger an impairment review, include, but are not limited to, significant changes in the manner of our use of our acquired assets, in the strategy for our overall business or significant negative economic trends. If this evaluation indicates that the value of an intangible asset or long-lived asset may be impaired, an assessment of the recoverability of the net carrying value of the asset over its remaining useful life is made. If this assessment indicates that the cost of an intangible asset or long-lived asset is not recoverable, based on the estimated undiscounted future cash flows or other comparable market valuations, of the entity or technology acquired over the remaining amortization or depreciation period, the net carrying value of the related intangible asset or long-lived asset will be reduced to fair value and the remaining amortization or depreciation period may be adjusted. For example, we recorded significant impairment charges, including $41.7 million related to goodwill and other acquired intangibles during 2001. In addition, in the fourth quarter of 2002, we recorded approximately $50.8 million of impairment in property, plant and equipment and other assets. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that forecasts used to support our intangible assets may change in the future, which could result in additional non-cash charges that would adversely affect our results of operations and financial condition. For more information, see Note 4 to the consolidated financial statements.

Restructuring Charges

During 2001 and 2002, we recorded significant charges in connection with our restructuring programs. Our restructuring charges are comprised primarily of: (i) severance and related charges; (ii) facilities and lease cancellations and (iii) write-offs of abandoned equipment. We account for each of these costs in accordance with SEC Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges. We recorded restructuring charges of $5.1 million and $4.5 million during 2001 and 2002, respectively. In addition we account for the individual components of the Restructuring as further discussed below.

We account for the costs associated with the reduction of our workforce in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) (EITF 94-3). Accordingly, we record the liability related to these termination costs when the following conditions have been met: (i) management with the appropriate level of authority approves a termination plan that commits us to such plan and establishes the benefits the employees will receive upon termination; (ii) the benefit arrangement is communicated to the employees in sufficient detail to enable the employees to determine the termination benefits; (iii) the plan specifically identifies the number of employees to be terminated, their locations and their job classifications; and (iv) the period of time to implement the plan does not indicate changes to the plan are likely. The termination costs recorded by us are not associated with nor do they benefit continuing activities.

We account for the costs associated with lease termination and/or abandonment in accordance with EITF 88-10, Costs Associated with Lease Modification or Termination. (EITF 88-10) Accordingly, we record the costs associated with lease termination and/or abandonment when the leased property has no substantive future use or benefit to us. Under EITF 88-10, we record the liability associated with lease termination and/or abandonment as the sum of the total remaining lease costs and related exit costs, less probable sublease income.

Actual costs relative to these estimates, along with other estimates made by management in connection with the restructuring programs, may vary significantly depending, in part, on factors that may be beyond our control. We review the status of our restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on our most current estimates. (See Note 15 to the consolidated financial statements)

RESULTS OF OPERATIONS

We list in the tables below the historical consolidated statement of operations in dollars and as a percentage of revenue for the periods indicated.

	Year Ended December 31
	2000	2001	2002
	(in millions)
Revenue	$80.8	$110.7	$112.7
Cost of revenue	54.8	104.3	69.2

Gross profit	26.0	6.4	43.5
Operating expenses:
Research and product development	86.0	63.9	29.8
Sales and marketing	35.2	35.5	19.7
General and administrative	15.9	13.1	10.8
Purchased in-process research and development	0.4	12.0	0.1
Restructuring charges	0.0	5.1	4.5
Stock-based compensation	46.9	18.8	2.0
Amortization and impairment of intangible assets	38.1	88.8	16.0
Impairment of long-lived assets	0.0	0.0	50.8

Total operating expenses	222.5	237.2	133.7
Operating loss	(196.5)	(230.8)	(90.2)
Interest expense and other income (expense), net	(1.8)	(12.6)	(9.4)

Loss before income taxes	(198.3)	(243.4)	(99.6)
Income tax (benefit) provision	(1.9)	0.1	0.1

Net loss	(196.4)	(243.5)	(99.7)
Accretion on preferred stock	(2.8)	(3.3)	(11.7)

Net loss applicable to holders of common stock	(199.2)	(246.8)	(111.4)

	Year Ended December 31
	2000	2001	2002
Revenue	100%	100%	100%
Cost of revenue	68%	94%	61%

Gross profit	32%	6%	39%

Operating expenses:

Research and product development	106%	58%	26%
Sales and marketing	44%	32%	17%
General and administrative	20%	12%	10%
Purchased in-process research and development	0%	11%	0%
Restructuring charges	0%	5%	4%
Stock-based compensation	58%	17%	2%
Amortization and impairment of intangible assets	47%	80%	14%
Impairment of long-lived assets	0%	0%	45%

Total operating expenses	275%	215%	118%
Operating loss	-243%	-209%	-79%
Interest expense and other income (expense), net	-2%	-11%	-8%

Loss before income taxes	-245%	-220%	-87%
Income tax (benefit) provision	-2%	N/M	N/M

Net loss	-243%	-220%	-87%

2002 COMPARED WITH 2001

Revenue

Information about our revenue for products and services for 2001 and 2002 is summarized below (in millions):

	2001	2002	Increase (Decrease)	% change
Products	$108.5	$105.3	$(3.2)	(3)%
Services	2.2	7.4	5.2	236%

Total	$110.7	$112.7	$2.0	2%

Information about our revenue for North America and international markets for 2001 and 2002 is summarized below (in millions):

	2001	2002	Increase (Decrease)	% change
North America	$73.1	$93.2	$20.1	28%
International	37.6	19.5	(18.1)	(48)%

Total	$110.7	$112.7	$2.0	2%

Information about our revenue by product line for 2001 and 2002 is presented below (in millions):

	2001	2002	Increase (Decrease)	% change
SLMS	$39.7	$40.2	$0.5	1%
DLC	6.9	39.9	33.0	N/M
MUX	64.1	32.6	(31.5)	(49)%

	$110.7	$112.7	$2.0	2%

Revenue increased 2% or $2.0 million to $112.7 million for the year ended 2002 compared to $110.7 million for 2001. Product revenue declined by 3% or $3.2 million while service revenue increased by 236% or $5.2 million compared to 2001. The decrease in product revenue was due to the decline in the overall economic environment and deteriorating conditions in the telecommunications industry. The increase in service revenue was due to revenue from maintenance and other services associated with product shipments that occurred in previous periods. International revenues declined 48% or $18.1 million to $19.5 million in 2002 and represented 17% of total revenues compared with 34% in 2001. The decline in international revenues was experienced in most jurisdictions, partially offset by increased sales in Canada, and was due to the global economic environment and declining sales to non-U.S. based competitive local exchange carriers, or CLECs. International revenues were higher in 2001 as a percentage of total revenues as sales to non-U.S. based CLECs continued strong even after sales to U.S. based CLECs had substantially declined. In 2002, sales to non-U.S. based CLECs experienced similar declines as had been experienced in the U.S. during 2001. We expect international revenue to be flat in 2003.

Revenue for our SLMS product family was flat in 2002. We expect revenue from the SLMS product family to increase in 2003 as we plan to focus our marketing and sales efforts on our next generation product lines.

Revenue for our DLC product family increased significantly in 2002 due to higher Access Node products sales. We acquired the Access Node product line from Nortel Networks in August 2001 and had a full year of sales activities in 2002. We do not expect to maintain this growth rate in 2003. Revenue for our MUX product line decreased significantly in 2002 due to lower Multi-Access System, or IMACS, products sales. IMACS product sales accounted for all of the revenue for our MUX product line in 2001 and 2002. We acquired the IMACS product line as a result of our purchase of Premisys Communications, Inc. in 1999. We expect revenue from the MUX product line to be flat or lower in 2003 as we continue to phase out our marketing and sales efforts with respect to the IMACS products.

Our strategy has been to focus on next generation products while utilizing the MUX product line to provide operating cash flow. The MUX product line was 88%, 58% and 29% of total revenues in 2000, 2001 and 2002, respectively. We expect that the product mix will continue to shift towards next generation products with MUX revenues continuing to decline in the future as a percentage of total revenues.

Although revenues from the MUX product line have decreased 54% from the years ended December 31, 2000 to December 31, 2002, we continue to generate sustained revenue from this product line. While we do not plan on focusing marketing and sales efforts on this product line, we continue to earn revenues from sales into existing supporting legacy applications and occasionally find new opportunities for sales of this product to customers.

For the year ended 2002, Motorola accounted for approximately 12% of total revenues. In 2001, Motorola and Qwest accounted for approximately 30% and 11% of total revenues, respectively. No other customer accounted for 10% or more of total revenues in either period. Although our largest customers have varied over time, we anticipate that results of operations in any given period will continue to depend to a great extent on sales to a small number of large accounts. As a result, our revenues for any quarter may be subject to significant volatility based upon changes in orders from one or a small number of key customers.

Cost of Revenue

Our cost of revenue consists primarily of amounts paid to third-party contract manufacturers, manufacturing start-up expenses, personnel and related costs. We outsource substantially all of our product and printed circuit board assembly to contract manufacturers. Manufacturing and engineering documentation controls are performed at our Oakland, California facility. We currently use Solectron Corporation to manufacture and assemble most of our products. We also rely on single or limited source suppliers to manufacture key components of our products. A significant portion of our cost of revenues is related to these outsourcing arrangements.

Total cost of revenue decreased $35.1 million to $69.2 million for 2002 compared to $104.3 million for 2001. Total cost of revenue was 61% of revenue for 2002, compared to 94% of revenue for 2001. Cost of revenue was higher in 2001 primarily as a result of excess inventory charges recorded in 2001. In the second quarter of 2001, we recorded charges of $11.6 million for excess and obsolete inventory and $16.4 million for inventory purchase agreements. We also experienced delays in some of our larger customers’ build-out plans. This, along with a rapid decline of our customers’ capital spending, accounted for all of the excess and obsolete inventory write-down. We reduced our forecasted shipments and were unable to cancel purchase commitments or return excess inventories to our vendors. Cost of revenue for 2001 also included an inventory write-down of $9.7 million associated with lower pricing from quantity discounts. We also reduced staffing levels for our manufacturing group by approximately 28% due to our restructuring activities. Excluding the effect of excess inventory charges and inventory write-downs, total cost of revenue as a percentage of revenue was 61% for 2002, compared to 60% for 2001.

We expect that our cost of revenue will vary as a percentage of net revenue depending on the mix and average selling prices of products sold. We anticipate that competitive and economic pressures could cause us to reduce our prices, adjust the carrying values of our inventory, or record additional losses relating to discontinued products and excess or obsolete inventory.

Research and Product Development Expenses

Research and product development expenses consist primarily of salaries and related personnel costs, prototype costs, consulting costs, licensed technology costs, recruiting costs and other costs related to the design, development, testing and enhancement of our products. We also incur significant expenses in connection with the purchase of equipment used to test our products as well as the use of our products for internal design and learning purposes. We expense our research and product development costs as they are incurred.

Research and development expenses decreased 53% or $34.1 million to $29.8 million for 2002 compared to $63.9 million for 2001. The decrease was primarily due to a decrease in material and personnel related expenses resulting from the Company’s restructuring activities, which resulted in a consolidation of product offerings and more focused development programs. Personnel related expenses decreased by approximately $16.6 million, or 53%. Staffing levels of our research and development personnel were lower by approximately 56% in 2002 as compared to 2001 primarily due to our restructuring efforts. Material related expenses decreased by approximately $7.0 million, or 70%. Consulting and outside services expenses decreased by approximately $1.8 million, or 75%. We will continue to invest in research and product development to attain our strategic product development objectives, while seeking to manage the associated costs through expense controls.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, commissions and the related personnel costs of sales and marketing personnel, promotions, travel and other marketing expenses and recruiting expenses.

Sales and marketing expenses decreased 45% or $15.8 million to $19.7 million for 2002 compared to $35.5 million for 2001. This decrease was due primarily to a decrease in salaries and commissions related to headcount reductions, and decreased activities and costs related to advertising, trade shows and public relations. Personnel related expenses decreased by approximately $6.8 million, or 40%. Staffing levels for sales and marketing personnel were lower by approximately 32% in 2002 as compared to 2001 primarily due to our restructuring efforts. Advertising, trade shows and public relations expenses decreased by approximately $2.4 million, or 96%. In 2001, we recorded a $2.5 million charge to reflect our estimate of the cost of creating a customer financing program with a financial institution. We do not anticipate that our sales and marketing expenses will increase substantially in the foreseeable future; however, such costs will fluctuate as a percentage of revenue.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, human resources, information technology and administrative personnel, as well as recruiting, professional fees, insurance and other general corporate expenses.

General and administrative expenses decreased 18% or $2.3 million to $10.8 million for 2002 compared to $13.1 million for 2001. The decrease was primarily due to reduced costs for personnel and related expenses following the Company’s restructuring activities. Personnel related expenses decreased by approximately $3.6 million, or 53%. Staffing levels for our general and administrative personnel were lower by approximately 32% in 2002 as compared to 2001 primarily due to our restructuring efforts. These savings were offset by increases in provisions for doubtful accounts of $1.2 million due to the financial difficulty of one of our customers. We anticipate that our general and administrative expenses will remain flat or be lower in future periods.

Stock Based Compensation Expenses

Stock based compensation expenses decreased $16.8 million to $2.0 million for 2002 compared to $18.8 million for 2001. Stock compensation expense primarily resulted from the difference between the fair value of our common stock and the grant price for stock options granted to employees on the date of grant. For the year ended December 31, 2002, we amortized $12.7 million of deferred stock compensation expense, offset by a benefit of $14.4 million due to reversal of previously recorded stock compensation expense on forfeited shares. This was a result of the reduction in workforce that occurred in 2002. For the year ended December 31, 2001, we amortized $37.3 million of deferred stock compensation expense, offset by a benefit of $16.5 million due to reversal of previously recorded stock compensation expense on forfeited shares. For the year ended December 31, 2002, we also recorded compensation expense of $2.5 million due to cancellation of notes receivable due from officers relating to repurchase by us of common stock subject to repurchase rights and issuance of promissory notes to the founders relating to the purchase of our common stock. For the year ended December 31, 2002, we also recorded compensation expense of $1.8 million due to the exchange of certain shares of our common stock subject to repurchase rights for our Series B preferred stock. We amortize the deferred stock compensation over the vesting periods of the applicable options, or repurchase periods for the exercised options, generally over four years.

	2001	2002
Amortization of deferred stock compensation expense	$37.3	12.7
Benefit due to reversal of previously recorded stock compensation expense on forfeited shares	(16.5)	(14.4)
Compensation expense (benefit) relating to non-employees	(2.0)	(0.6)
Compensation expense relating to cancellation of prior notes receivable and issuance of notes receivable	—	2.5
Compensation expense relating to exchange of stock options	—	1.8

	$18.8	2.0

Restructuring Charges

We responded to continuing market declines in 2002, by implementing additional restructuring actions. We reduced our workforce by 153 employees throughout all functional areas, or approximately 35% of our worldwide headcount at the beginning of the year. As a result of these actions, we recorded restructuring charges of $4.5 million during 2002 relating to severance and related charges, facilities and lease cancellations and equipment write-offs.

The following table displays the activity of the restructuring reserve for 2002, the reserve at December 31, 2002, and the components of the net charges for 2002:

	Accrued Restructuring Costs at December 31, 2001	Restructuring and Other Charges	Non-cash Restructuring and Other Charges	Cash Payments	Accrued Restructuring Costs at December 31, 2002
Severance and related charges	$0.2	$1.3	$—	$(1.5)	$—
Facilities and lease cancellations	0.3	—	—	(0.3)	—
Equipment write-offs	—	3.2	(3.2)	—	—

	$0.5	$4.5	$(3.2)	$(1.8)	$—

Amortization and Impairment of Intangibles

As of January 1, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill no longer be amortized, but should be tested for impairment at least annually. Amortization and impairment of intangibles decreased $72.8 million to $16.0 million for 2002 compared to $88.8 million for 2001. In 2001, we discontinued the development and use of certain assets, products, and technologies obtained from the acquisition of CAG Technologies, Inc., Roundview Inc., and Xybridge Technologies, Inc. and we recorded a related impairment charge of approximately $41.7 million. In 2002, we discontinued the development of certain technology obtained from the acquisition of Optaphone Networks, Inc. and we recorded a related impairment charge of approximately $0.7 million. Amortization of goodwill and workforce was $31.3 million in 2001. Amortization of other acquisition-related intangible assets was $15.8 million in 2001 as compared to $15.3 million in 2002. We generally amortize intangibles over a period of three to five years. For more information, see Note 4 to the consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We estimate the fair value of our long-lived assets based on a combination of the market, income and replacement cost approaches. In the application of the impairment testing, we were required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates.

During the fourth quarter ended December 31, 2002, we identified impairment indicators, which included a significant reduction in forecasted revenues and excess equipment and building capacity caused by our restructuring during the year. The commercial real estate market in the San Francisco Bay Area also has been negatively impacted by the downturn in the economy. Accordingly, we performed, with the assistance of independent valuation experts, an impairment review of our other intangible assets and long-lived assets. We recorded an impairment charge of $50.8 million.

The impairment charge to other intangible assets and long-lived assets from the impairment review resulted in a write-off of the net book value as follows:

	As of November 30, 2002
	Net Carrying Value	Write- down	Adjusted Carrying Value
(In millions)
Land, Buildings and Construction in process	$60.6	$(40.4)	$20.2
Property and Equipment	13.2	(9.9)	3.3
Other assets	0.6	(0.5)	0.1

Total	$74.4	$(50.8)	$23.6

The write-down resulted in the elimination of historical accumulated depreciation and amortization for long-lived assets that were impaired. The remaining balances in property and equipment and acquisition-related technology and intangibles will be depreciated and amortized, respectively, over their remaining estimated lives. For more information, see Note 4 to the consolidated financial statements.

Interest expense and other income (expense), net

Interest expense and other income (expense), net increased $3.2 million from $(12.6) million for 2001. The detail is as follows:

	2001	2002
Interest Expense	$(10.5)	$(9.5)
Interest income	2.9	0.4
Loss on disposal of equipment	(1.6)	—
Impairment of cost basis investments	(1.5)	—
Loss on sale of marketable securities	(1.6)	—
Other income (expense)	(0.3)	(0.3)

	$(12.6)	$(9.4)

Interest expense for 2002 was $1.0 million lower due mainly to a reduction in borrowings in 2002.

Interest income for 2002 was $2.5 million lower than 2001 due to lower average cash balances throughout the year.

2001 COMPARED WITH 2000

Revenue

Information about our revenue for products and services for 2000 and 2001 is summarized below (in millions):

	2000	2001	Increase (Decrease)	% change
Products	$80.4	$108.5	$28.1	35%
Services	.4	2.2	1.8	N/M

Total	$80.8	$110.7	$29.9	37%

Information about our revenue for North America and international markets for 2000 and 2001 is summarized below (in millions):

	2000	2001	Increase (Decrease)	% change
North America	$74.6	$73.1	$(1.5)	(2)%
International	6.2	37.6	31.4	N/M

Total	$80.8	$110.7	$29.9	37%

Information about our revenue by product line for 2000 and 2001 is presented below (in millions):

	2000	2001	Increase (Decrease)	% change
MUX	$71.5	$64.1	$(7.4)	(10)%
SLMS	9.3	39.7	30.4	N/M
DLC	—	6.9	6.9	N/M

Total	$80.8	$110.7	$29.9	37%

Revenue increased 37% or $29.9 million to $110.7 million for the year ended 2001 compared to $80.8 million for 2000. The overall increase in revenue was primarily due to increased sales for our SLMS product family. Revenue for our MUX product family decreased in 2001 due to lower IMACS products sales. We started to phase out the marketing and sales of this product line in 2001. Revenue for our DLC product family increased in 2001 due to sale of Access Node products. We acquired the Access Node product line from Nortel Networks in August 2001 and began generating revenue from our acquisition in the fourth quarter of 2001. International revenue was 34% of total revenue in 2001, compared to 8% in 2000.

In 2001, Motorola and Qwest accounted for approximately 30% and 11% of total revenues, respectively. In 2000, Motorola, Paradyne and Alcatel accounted for approximately 25%, 21% and 12% of total revenues, respectively. No other customer accounted for 10% or more of total revenues in either period.

Cost of Revenue

Total cost of revenue increased $49.5 million to $104.3 million for 2001 compared to $54.8 million for 2000. The increase in cost of revenue was primarily related to the increase in revenue, and the impact of a $28.0 million excess inventory charge. In the second quarter of 2001, we recorded $11.6 million in charges to cost of revenue for excess and obsolete inventory and recognized $16.4 million in costs for estimated excess inventory on outstanding inventory purchase agreements. We experienced delays in some of our larger customers’ build-out plans. This, along with a rapid decline of our customers’ capital spending, accounted for a large portion of the excess and obsolete inventory write-downs. We reduced our forecasted shipments and were unable to cancel purchase commitments or return excess inventories to our vendors. The increase was partially offset by a reduction in staffing levels for our manufacturing group by approximately 10% as a result of our restructuring activities.

Research and Product Development Expenses

Research and product development expenses decreased 26% or $22.1 million to $63.9 million for 2001 compared to $86.0 million for 2000. The decrease was primarily due to lower licensed technology costs of approximately $14.4 million, or 88%. This was offset by an increase of approximately $3.0 million, or 11%, in personnel related expenses. We increased our staff size in the second half of 2000. Due to the downturn of the telecommunications market, we eliminated approximately 12% of engineering and development positions during 2001 primarily due to our restructuring efforts.

Sales and Marketing Expenses

Sales and marketing expenses increased $0.3 million to $35.5 million for 2001 compared to $35.2 million for 2000. This increase was primarily attributable to a $2.5 million charge to reflect our estimate of the cost of creating a customer financing program with a financial institution. This increase was offset by a reduction in our participation of trade shows and decreased advertising spending of approximately $1.3 million, or 37%.

General and Administrative Expenses

General and administrative expenses decreased 18% or $2.8 million to $13.1 million for 2001 compared to $15.9 million for 2000. The decrease was primarily due to reduced costs for personnel and related expenses of approximately $3.3 million, or 33%, due to our restructuring activities. Staffing levels for our general and administrative personnel were lower by approximately 47% in 2001 as compared to 2000 of which 19% was related to our restructuring efforts, with the majority of these reductions occurring in the fourth quarter of 2001. In addition, we had lower infrastructure costs of $1.2 million. These savings were offset by increases in provisions for doubtful accounts of $3.3 million due to financial difficulty of certain of our customers.

Purchased in-process research and development

The amounts allocated to purchased in-process research and development were determined through established valuation techniques used in the high-technology telecommunications industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed for the technology. The values assigned to purchased in-process research and development were determined by identifying the ongoing research projects for which technological feasibility had not been achieved and assessing the state of completion of the research and development effort. The most significant and uncertain assumptions that affected the valuation were market events and risks beyond our control such as trends in technology, government regulations, market size and growth, and future product introduction by competitors.

The state of completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts complete at the date of acquisition, and discounting the net cash flows back to their present value. The risk adjusted discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects. Historical margins and expense levels were estimated to improve over time, assuming that the technology was successfully developed and our ability to generate economies of scale and operating leverage as revenue continued to grow. Our management is responsible for estimating fair value of the purchased in-process research and development.

Purchased in-process research and development expenses totaled $12.0 million in 2001 primarily related to the acquisitions of Xybridge and Nortel’s Access Node products.

Restructuring and Impairment Charges

During 2001, we implemented a restructuring plan to strengthen future operating performance and competitive position to preserve cash and to reduce costs. We reduced our workforce by 115 employees throughout all functional areas, or approximately 22% of our worldwide headcount at the beginning of the year. As a result of these actions, we recorded restructuring charges of $5.1 million during 2001 relating to severance and related charges, facilities and lease cancellations and equipment write-offs.

The following displays the activity in the restructuring reserve for 2001, the reserve at December 31, 2001, and the components of the net charges for 2001:

	Accrued Restructuring Costs at December 31, 2000	Restructuring and Other Charges	Non-cash Restructuring and Other Charges	Cash Payments	Accrued Restructuring Costs at December 31, 2001
Severance and related charges	$—	$2.4	$—	$(2.2)	$0.2
Facilities and lease cancellations	—	0.6	—	(0.3)	0.3
Equipment write-offs	—	2.1	(2.1)	—	—

	$—	$5.1	$(2.1)	$(2.5)	$0.5

Stock Based Compensation Expenses

Stock based compensation expenses decreased $28.1 million to $18.8 million for 2001 compared to $46.9 million for 2000. Stock compensation expense primarily resulted from the difference between the fair value of our common stock and the grant price for stock options given to employees on the date of grant. For the year ended December 31, 2001, we amortized $37.3 million of deferred stock compensation expense, offset by a benefit of $16.5 million due to the reversal of previously recorded stock compensation expense on forfeited shares. This was a result of the reduction in workforce of approximately 22% in 2001. For the year ended December 31, 2000, we amortized $43.5 million of deferred stock compensation expense.

	2000	2001
Amortization of deferred stock compensation expense	$43.5	37.3
Benefit due to reversal of previously recorded stock compensation expense on forfeited shares	—	(16.5)
Compensation expense (benefit) relating to non-employees	3.4	(2.0)

	$46.9	18.8

Amortization and Impairment of Intangibles

Amortization and impairment of intangibles increased $50.7 million to $88.8 million for 2001 compared to $38.1 million for 2000. This increase was primarily due to the discontinuance of the development and use of certain assets, products, and technologies obtained from the acquisition of CAG Technologies, Roundview, and Xybridge. We recorded an impairment charge of approximately $41.7 million for the write-off of all acquired goodwill and intangibles related to these acquisitions. There was no impairment of intangibles in 2000.

Interest expense and other income (expense), net

Interest expense and other income (expense), net decreased $10.8 million to $(12.6) million for 2001 compared to $(1.8) million for 2000. The detail is as follows:

	2000	2001
Interest expense	$(4.8)	$(10.5)
Interest income	$5.2	$2.9
Loss on disposal of equipment	(1.2)	(1.6)
Impairment of cost basis investments	(1.1)	(1.5)
Loss on sale of marketable securities	—	(1.6)
Other income (expense)	0.1	(0.3)

	$(1.8)	$(12.6)

Interest expense for 2001 was $5.7 million higher than 2000 due mainly to an increase in borrowings in 2001.

Interest income for 2001 was $2.3 million lower than 2000 due to lower average cash balances throughout the year.

Liquidity and Capital Resources

To date, we have primarily financed our operations through private sales of our capital stock and borrowings under various debt arrangements.

In November 1999, we issued 125,000,000 shares of Series A redeemable convertible preferred stock to investors in exchange for a maximum capital commitment of $500.0 million. As of December 31, 2002, we have received the full $500.0 million.

In connection with our purchase of Premisys Communications, Inc. in December 1999, we borrowed $125.0 million of which $75.0 million was repaid in 1999. The remaining $50.0 million was repaid in 2002.

In December 2000, we established a customer financing program by entering into a master purchase agreement, or MPA with CIT Vendor Leasing Fund, or CIT. This program allows us to sell products to customers who may require financing, contingent on the customers’ receipt of financing from CIT. Once a customer receives financing approval from CIT, under the MPA, CIT purchases our products and leases them to end-users. The MPA provides for the establishment of reserves to offset potential credit losses suffered by CIT. Since the inception of the program, revenues under the MPA have been less than $650,000. The loss reserve established to cover future losses was funded by our discounts on product sales to CIT and cash or equity contributions. We have contributed immediately exercisable warrants to the loss reserve. In January 2001, we borrowed $12.5 million under a secured loan facility from CIT. We received $10.0 million in proceeds from the borrowing and the remaining $2.5 million has been contributed to the loss reserve and was included in sales and marketing expense in 2001. At December 31, 2002, the loss reserve of $2.5 million for expected future losses is fully funded and we have no additional exposure beyond the amount funded to date.

Borrowings under the loan accrue interest at 13.03% per annum, and are payable in 36 monthly installments with a final balloon payment in February 2004.

In August 2000, we entered into a $70.0 million five-year operating lease for office headquarters, research and product development, and manufacturing facilities in Oakland, California. In March 2001, we exercised our option to purchase the land and buildings for $52.7 million. In April 2001, we borrowed $35.0 million under a secured real estate loan facility with a financial institution. Borrowings under the loan accrue interest at 8.3% for the first six months and are adjusted biannually based on the six-month LIBOR rate, with the floor being 8% and the ceiling 14.3%. This agreement requires us to keep $6.0 million of restricted cash as security for all obligations under the loan agreement. This debt was fully collateralized by land and buildings with a net book value of $59.5 million as of December 31, 2001. In 2002, we recorded an impairment charge of $40.4 million relating to the building. The carrying value was reduced to $20.2 million. For more information, see note 4 to the consolidated financial statements. The seller of the land retained the rights to repurchase the undeveloped portion for approximately $1.5 million subject to certain conditions.

In December 2002, we entered into a credit facility with Silicon Valley Bank that allows us to borrow up to $25.0 million on a secured, revolving basis. Amounts advanced under the credit facility are subject to underlying eligible accounts receivable. Under the terms of the agreement, borrowings accrue interest at prime or LIBOR with a spread that varies based on certain financial criteria. As of December 2002, we have borrowed $4.6 million under this credit facility at an interest rate of 6.25%. A fee of 0.5% is assessed on any undrawn amounts. The agreement contains financial covenants which we were in compliance with at December 31, 2002.

In February 2003, we entered into a secured note and warrant purchase agreement with certain purchasers that provides that we may borrow up to $30.0 million from such purchasers, of which $25.0 million has been committed to, pursuant to the issuance of promissory notes. Such purchasers include executive officers, directors and 5% stockholders. Each promissory note will bear interest at five percent per year and will mature on the date which is the earlier of one year from the date of issuance, the closing of an equity financing with an aggregate gross offering price of at least $10 million, or upon an event of liquidation or default. We have not issued any promissory notes to date.

At December 31, 2002, cash, cash equivalents and short-term investments were $10.6 million. This compares with $24.1 million at December 31, 2001. The decrease in cash, cash equivalents and short-term investments of $13.5 million was attributable to cash used in operating activities of $19.5 million and cash used in financing activities of $13.5 million, offset by cash provided by investing activities of $21.5 million.

Cash used in operating activities of $19.5 million in 2002 consisted of the net loss for the period of $99.7 million, adjusted for non-cash charges totaling $80.2 million. Non-cash charges included depreciation and amortization, provisions for restructuring costs and impairment of long-lived assets charges. Cash provided by investing activities of $21.5 million consisted primarily of cash acquired from the acquisition of Vpacket Communications. Cash used in financing activities of $13.5 million consisted of repayment of debt and credit facilities, offset with cash received pursuant to capital commitments in connection with our private equity financing.

Increasingly, as a result of the financial demands of major network deployments, network service providers are looking to their suppliers for financing assistance. From time to time we may provide or commit to extend credit or credit support to our customers. This financing may include extending credit to customers or guaranteeing the indebtedness of customers to third parties. Depending upon market conditions, we may seek to factor these arrangements to financial institutions and investors to free up our capital and reduce the amount of our financial commitments for such arrangements. Our ability to provide customer financing is limited and depends upon a number of factors, including our capital structure, the level of our available credit and our ability to factor commitments to third parties. Any extension of financing to our customers will limit the capital that we have available for other uses.

We believe that our existing cash and cash equivalents, and available credit facilities will be sufficient to satisfy our anticipated cash requirements for at least the next twelve months. However, we may require additional funds if our revenues or expenses fail to meet our current projections or to support other purposes and may need to raise additional funds through debt or equity financing or from other sources. There can be no assurances that additional funding will be available at all, or that if available, such financing will be obtainable on terms favorable to us.

Contractual Cash Requirements and Commitments

Our contractual cash obligations and commitments have been summarized in the table below (in millions):

	Year Ended December 31
	2003	2004	2005	2006	2007	Total
Contractual Obligations:
Long term debt	$4.9	$1.9	$1.0	$30.9		$38.7
Operating leases	4.8	4.0	2.5	1.3	0.1	12.7
Inventory repurchase	6.1					6.1

Subtotal	$15.8	$5.9	$3.5	$32.2	$0.1	$57.5

Commitments:
Letters of credit	$0.3					$0.3

Total	$16.1	$5.9	$3.5	$32.2	$0.1	$57.8

In August 2001, we acquired certain assets relating to the Access Node product line from Nortel Networks in exchange for total consideration of approximately $37.7 million consisting of $31.1 million payable to Nortel and $6.6 million in assumed liabilities. In conjunction with this acquisition, we recorded a liability for Nortel purchase commitments assumed by us. The terms of the commitment require us to purchase from the manufacturer, all components existing at the date of the acquisition which are unique to us, whether or not they are consumed. On October 1, 2003, we will be required to purchase all remaining unused unique custom components associated with this inventory. As of December 31, 2002, we estimated that this repurchase liability to be approximately $5.7 million. The remaining $0.4 million relate to excess and obsolete inventory liability for other products from the same manufacturer.

Transactions with Related Parties

See Item 7 under the caption “Certain Relationships and Related Transactions” for a discussion of transactions with related parties.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS No. 143, the cost of retiring an asset will be recorded as a liability when the retirement obligation arises and will be amortized to expense over the life of the asset. The adoption of SFAS 143 did not have a material impact on our operating results or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS No. 146 to have a material impact on our operating results or financial position.

In November 2002, the FASB reached consensus on Emerging Issues Task Force EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if so, how to divide the arrangement into separate units of accounting consistent with the identified earnings processes for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF Issue No. 00-21 is applicable to arrangements entered into after June 15, 2003. We are currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on our operating results or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a guarantor to (i) include disclosure of certain obligations and (ii) if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual reports that end after December 15, 2002. We have incurred obligations under product warranty provisions and maintain accruals for potential product warranty related obligations. (See Note 5 of Notes to Consolidated Financial Statements) The recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income and earrings per share and the entity’s accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. We continue to account for our employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to SFAS No. 123 will be effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions of this statement in fiscal 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt. We do not use derivative financial instruments in our investment portfolio. We do not hold financial instruments for trading or speculative purposes. We manage our interest rate risk by maintaining an investment portfolio primarily consisting of debt instruments of high credit quality and relatively short average maturities. We do not consider our cash and cash equivalents to be subject to interest rate risk due to their short maturities. The table below presents principal (or notional) amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations as of December 31, 2002. All short-term investments mature in three months or less.

	2003	2004	2005	2006	2007	Total	Fair Value at December 31, 2002
	(In millions)
Assets
Cash equivalents	$10.6					$10.6	$10.6
Average interest rate	2.01%					2.01%	2.01%
Long-Term Debt
Fixed rate	$4.0	$1.0				$5.0	$5.0
Average interest rate	13.03%	13.03%				13.03%	13.03%
Floating rate:
Secured real estate loan	$0.9	$0.9	$1.0	$30.9		$33.7	$32.1

(6 month LIBOR)	8.00%	8.00%	8.00%	8.00%		8.00%	13.88%
(Floor 8%; ceiling 14.3%)

Foreign Currency Risk

We transact business in various foreign countries. Substantially all assets of the Company are located in the United States. We have product development activities in Canada and sales operations throughout Europe, Asia, the Middle East and Latin America. Accordingly, our operating results are also exposed to changes in exchange rates between the U.S. dollar and those currencies. During 2002, we did not hedge any of our local currency cash flows. While our financial results to date have not been materially affected by any changes in currency exchange rates, devaluation of the U.S. dollar against these currencies may affect our future operating results.

ITEM 3.	PROPERTIES

In March 2001, we entered into an agreement pursuant to which we purchased the land and buildings in Oakland, California which we previously leased under a synthetic lease agreement. As part of the financing for the purchase, we granted a deed of trust on the property to Fremont Bank and were required to transfer the land and buildings to a new entity, Zhone Technologies Campus, LLC, from which we lease the land and buildings. We are the sole member and manager of Zhone Technologies Campus, LLC, from which our lease will expire in March, 2011. The Oakland facilities, which consist of three buildings with an aggregate of approximately 180,000 square feet, are used for our executive offices and research and development activities. We are currently occupying approximately 90,000 square feet of these buildings. We also have development rights to expand our facilities by adding one additional building of approximately 120,000 square feet to our campus. If we do not commence construction of this fourth building by January 21, 2004, the Redevelopment Agency of the City of Oakland has a 120-day option to repurchase approximately 3.625 acres of our unimproved land for the purchase price of approximately $1,500,000.

The following table sets forth each of our material leased facilities and its function, location, size and lease term:

Function	Location	Sq. Ft.	Lease Term Expiration
Research & Development	Alpharetta, Georgia	31,933	August 2005
Research & Development	Lowell, Massachusetts	18,846	August 2006
Research & Development	Westlake Village, California	12,882	July 2005
Research & Development	Ottawa, Ontario	10,818	January 2004
Sales	Hoffman Estates, Illinois	9,700	October 2005
Sales	Milan, Italy	5,000	August 2005
Sales	Queensway, Hong Kong	4,400	September 2005

In addition to the above facilities, we lease an aggregate of 28,798 square feet of office facilities in Milpitas and Pleasanton, California and Clearwater, Florida which are currently vacant. We also lease an aggregate of 82,840 square feet in office facilities in Fremont, California which we are currently subleasing to other tenants.

We believe our current facilities will be sufficient to handle our operations for at least the next twelve months.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2003, certain information with respect to the beneficial ownership of our outstanding common stock and preferred stock by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each stockholder known by us to be the beneficial owner of more than 5% of our preferred stock;

•	each of our directors;

•	each executive officer named in the Summary Compensation Table under Item 6 of this registration statement; and

•	all of our directors and executive officers as a group.

Unless indicated below, the address of each individual listed below is 7001 Oakport Street @ Zhone Way, Oakland, California 94621.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)		Percentage of Total Common Stock(3)	Number of Shares of Preferred Stock Beneficially Owned(2)		Percentage Of Total Preferred Stock(3)	Percentage of Total Voting Power(3)
Named Executive Officers and Members of the Board of Directors:
James Coulter 301 Commerce St., Ste 3300 Fort Worth, Texas 76102	5,000	(4)	*	19,062,500	(5)	23.0%	18.3%

John Marren 301 Commerce St., Ste 3300 Fort Worth, Texas 76102	—		—	—		—	—

Adam Clammer 9 West 57th St., Ste. 4200 New York, New York 10019	2,500	(6)	*	—	(7)	—	*

James H. Greene, Jr. 9 West 57th St., Ste. 4200 New York, New York 10019	2,500	(8)	*	19,062,500	(9)	23.0%	18.2%

C. Richard Kramlich 1119 St. Paul St. Baltimore, Maryland 21202	7,500	(10)	*	12,831,393	(11)	15.5%	12.3%

Morteza Ejabat	6,500,125		30.2%	1,265,338	(12)	1.5%	7.4%

Jeanette Symons	5,250,125	(13)	24.4%	1,263,591	(14)	1.5%	6.2%

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)		Percentage Of Total Common Stock(3)	Number of Shares of Preferred Stock Beneficially Owned(2)		Percentage of Total Preferred Stock(3)	Percentage of Total Voting Power(3)
James Timmins 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	—		*	2,776,355	(15)	3.3%	2.7%

Robert Dahl	249,750	(16)	1.2%	130,738	(16)	*	*

Kirk Misaka	65,416	(17)	*	187,370		*	*

Directors and executive officers as a group (10 persons)(18)	12,082,916		56.2%	56,566,194		68.2%	65.7%

5% Holders:

Entities affiliated with Texas Pacific Group	5,000	(19)	*	19,062,500	(20)	23.0%	18.3%

301 Commerce St., Ste. 3300 Fort Worth, Texas 76102

Entities affiliated with KKR 1996 GP LLC	—		*	19,062,500	(21)	23.0%	18.2%

9 West 57th St., Ste 4200 New York, New York 10019

Entities affiliated with New Enterprise Associates	7,500	(22)	*	12,831,393	(23)	15.5%	12.3%

1119 St. Paul St. Baltimore, Maryland 21202

Entities affiliated with NEC USA, Inc.	—		*	9,000,000	(24)	10.8%	8.6%

California Public Employees’ Retirement System c/o Pacific Corporate Group 1200 Prospect St. La Jolla, CA 92037	—		*	6,250,000		7.5%	6.0%

*	Less than 1%.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options. Generally, options granted under the our 1999 Stock Option Plan are immediately exercisable, subject our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.

(3)	Calculated on the basis of 21,500,000 shares of common stock and 82,969,338 shares of preferred stock outstanding as of March 31, 2003, provided that any additional shares of our common stock or preferred stock that a stockholder has the right to acquire within 60 days after March 31, 2003 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership. Each share of common stock and each share of preferred stock is entitled to one vote.

(4)	Includes 5,000 shares subject to immediately exercisable options held by TPG Genpar II, L.P., an entity affiliated with Texas Pacific Group. TPG Advisors II Inc. is the general partner of TPG Genpar II, L.P. Mr. Coulter is a partner of Texas Pacific Group and a shareholder, officer and director of TPG Advisors II, Inc. Mr. Coulter disclaims beneficial ownership in all of such shares, except to the extent of his proportionate interest therein.

(5)	Includes 19,062,500 shares held by TPG Zhone, L.L.C., an entity affiliated with Texas Pacific Group. TPG Advisors II Inc. is the general partner of TPG Genpar II, L.P., which is the general partner of TPG Partners II, L.P., which is the managing member of TPG Zhone, L.L.C. Mr. Coulter is a partner of Texas Pacific Group and a shareholder, officer and director of TPG Advisors II, Inc. Mr. Coulter disclaims beneficial ownership in all of such shares, except to the extent of his proportionate interest therein.

(6)	Includes 2,500 shares subject to immediately exercisable options, of which 2,031 will be vested within 60 days after March 31, 2003.

(7)	KKR-ZT, L.L.C., an entity affiliated with Kohlberg Kravis Roberts & Co. L.P., holds 19,062,500 shares. Mr. Clammer is an executive of Kohlberg Kravis Roberts & Co. L.P. and a limited partner of KKR Associates 1996, L.P., which is the sole general partner of KKR 1996 Fund, L.P., which is the senior member of KKR-ZT, L.L.C. Mr. Clammer disclaims beneficial ownership of any shares beneficially owned by KKR Associates 1996 L.P.

(8)	Includes 2,500 shares subject to immediately exercisable options, of which 2,031 will be vested within 60 days after March 31, 2003.

(9)	Includes 19,062,500 shares held by KKR-ZT, L.L.C., an entity affiliated with Kohlberg Kravis Roberts & Co. L.P. Mr. Greene is a member of KKR 1996 GP LLC, which is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P., which is the senior member of KKR-ZT, L.L.C. Mr. Greene may be deemed to share beneficial ownership in the shares beneficially owned by KKR 1996 GP LLC. Mr. Greene disclaims beneficial ownership in such shares.

(10)	Includes 7,500 shares subject to immediately exercisable options held by NEA Development Corporation, an entity affiliated with New Enterprise Associates, of which 6,093 will be vested and 1,407 will remain subject to our right of repurchase within 60 days after March 31, 2003. Mr. Kramlich is a general partner of New Enterprise Associates and disclaims beneficial ownership in such shares, except to the extent of his proportionate interest therein.

(11)	Includes (i) 3,866,232 shares held by New Enterprise Associates VIII, L.P.; (ii) 7,148,741 shares held by New Enterprise Associates 9, L.P.; (iii) 1,816,232 shares held by New Enterprise Associates 8A, L.P.; and (iv) 188 shares held by NEA Ventures 2000, each of which is an entity affiliated with New Enterprise Associates. Mr. Kramlich is a general partner of New Enterprise Associates and disclaims beneficial ownership in such shares, except to the extent of his proportionate interest therein.

(12)	Includes (i) 1,250,000 shares of Series AA preferred stock and 1,747 shares of Series B preferred stock held by Mr. Ejabat as Trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998); and (ii) 13,591 shares of Series B preferred stock held by Sybat Partners, of which he disclaims beneficial ownership, except to the extent of his proportionate interest therein.

(13)	Represents shares held by Ms. Symons as Trustee of the Symons Living Trust dated March 15, 1995.

(14)	Includes (i) 1,250,000 shares of Series AA preferred stock beneficially owned by Ms. Symons, as Trustee of the Symons Living Trust dated March 15, 1995; and (ii) 13,591 shares of Series B preferred stock held by Sybat Partners, of which she disclaims beneficial ownership, except to the extent of her proportionate interest therein.

(15)	Includes (i) 765,077 shares held by NIF Ventures Co., LTD (ii) 547,096 shares held by Investment Enterprise Partnership “NIF New Technology Fund 2000/1”; (iii) 469,548 shares held by Investment Enterprise Partnership “NIF New Technology Fund 2000/2”; (iv) 301,451 shares held by Investment Enterprise Partnership “NIF New Technology Fund 99-A”; (v) 301,451 shares held by Investment Enterprise Partnership “NIF New Technology Fund 99-B”; (vi) 156,664 shares held by Investment Enterprise Partnership “NIF 21-One (1)”; (vii) 83,618 shares held by Investment Enterprise Partnership “NIF 21-One (2-A)”; (viii) 83,618 shares held by Investment Enterprise Partnership “NIF 21-One (2-B)”; (ix) 45,221 shares held by Investment Enterprise Partnership “NIF-TT Fund”; and (x) 22,611 shares held by Investment Enterprise Partnership “NIF-ST Fund”.

(16)	All shares held by Mr. Dahl as Trustee of the Dahl Family Trust Dated October 1, 1989, as amended.

(17)	Includes (i) 13,000 shares issued upon the exercise of immediately exercisable options, all of which will be vested within 60 days after March 31, 2003; and (ii) 52,416 shares subject to immediately exercisable options, of which 16,666 will be vested within 60 days after March 31, 2003.

(18)	See notes 1 through 17 above. Includes 69,916 shares subject to immediately exercisable options or options exercisable within 60 days after March 31,2003 beneficially owned by executive officers and directors. 39,033 of these shares would not be vested within 60 days after March 31, 2003, and thus would be subject to repurchase by us.

(19)	Includes 5,000 shares subject to immediately exercisable options held by TPG Genpar II, L.P., an entity affiliated with Texas Pacific Group. TPG Advisors II Inc. is the general partner of TPG Genpar II, L.P.

(20)	Includes 19,062,500 shares held by TPG Zhone, L.L.C., an entity affiliated with Texas Pacific Group. TPG Advisors II Inc. is the general partner of TPG Genpar II, L.P., which is the general partner of TPG Partners II, L.P., which is the managing member of TPG Zhone, L.L.C.

(21)	Includes 19,062,500 shares held by KKR-ZT, L.L.C., an entity affiliated with Kohlberg Kravis Roberts & Co. L.P. KKR 1996 GP LLC, which is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P, which is the senior member of KKR-ZT, L.L.C. KKR 1996 GP LLC is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes Huth, Todd A. Fisher, Alexander Navab, Neil A. Richardson and Mr. Greene. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP LLC. Each of such individuals disclaims beneficial ownership in such shares.

(22)	Includes 7,500 shares subject to immediately exercisable options held by NEA Development Corporation, an entity affiliated with New Enterprise Associates, of which 6,093 will be vested and 1,407 will remain subject to our right of repurchase within 60 days after March 31, 2003.

(23)	Includes (i) 3,866,232 shares held by New Enterprise Associates VIII, L.P.; (ii) 7,148,741 shares held by New Enterprise Associates 9, L.P.; (iii) 1,816,232 shares held by New Enterprise Associates 8A, L.P.; and (iv) 188 shares held by NEA Ventures 2000.

(24)	Includes (i) 2,242,917 shares held by NEC USA, Inc.; (ii) 224,586 shares held by NEC Corporation, (iii) 4,205,470 shares held by ITOCHU Corporation; (iv) 841,094 shares held by Technology Ventures I Ventures Capital Investment Limited Partnership; (v) 84,109 shares held by ITV Side Fund, L.L.C.; (vi) 700,912 shares held by The Yasuda Enterprise Development I, Limited Partnership; and (vii) 700,912 shares held by The Investment Enterprise Partnership YNED.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers, Directors and Key Employees

Our executive officers, directors, and certain significant employees as of March 31, 2003, are as follows:

Name	Age	Position
Executive Officers and Directors

Morteza Ejabat	53	Chief Executive Officer and Chairman of the Board of Directors
Jeanette Symons	40	Chief Technology Officer and Vice President, Engineering
Kirk Misaka	44	Vice President, Finance and Corporate Treasurer
Adam Clammer(1)	32	Director
James G. Coulter(2)	43	Director
Robert K. Dahl(1)	62	Director
James H. Greene Jr.(2)	52	Director
C. Richard Kramlich(2)	68	Director
John Marren(1)	40	Director
James Timmins(1)	47	Director
Key Employees

David F. Colicchio	51	Vice President, Global Service and Support
Marty D. Hahnfeld	35	Vice President, North American Sales
David M. Markowitz	44	Vice President, Marketing
David P. Misunas	52	Vice President and General Manager, Access Products
Michael W. Scheck	46	Vice President, Major Carrier and International Sales

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Morteza Ejabat is a co-founder of our company and has served as our Chairman of the Board of Directors and Chief Executive Officer since our inception. Prior to co-founding our company, from June 1995 to June 1999, Mr. Ejabat was President and Chief Executive Officer of Ascend Communications, Inc., a provider of telecommunications equipment which was acquired by Lucent Technologies, Inc. in June 1999. Previously, Mr. Ejabat held various senior management positions with Ascend from September 1990 to June 1995, most recently as Executive Vice President and Vice President, Operations. Mr. Ejabat holds a B.S. in Industrial Engineering and an M.S. in Systems Engineering from California State University at Northridge and an M.B.A. from Pepperdine University.

Jeanette Symons is a co-founder of our company and has served as our Chief Technology Officer and Vice President, Engineering since our inception. Prior to co-founding our company, Ms. Symons was Chief Technical Officer and Executive Vice President of Ascend Communications, Inc., which Ms. Symons co-founded, from January 1989 to June 1999. Before co-founding Ascend, Ms. Symons was a software engineer at Hayes Microcomputer, a modem manufacturer, where she developed and managed its ISDN program. Ms. Symons holds a B.S. in Systems Engineering from the University of California at Los Angeles.

Kirk Misaka has served as our Vice President, Finance and Corporate Treasurer since November 2000. Prior to joining us, Mr. Misaka was a partner at KPMG from 1980 to 2000. He is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. Mr. Misaka received his B.S. and an M.S. in Accounting from the University of Utah and an M.S. in Tax from Golden Gate University.

Adam Clammer has served as a director of our company since August 2002. Since 1995, Mr. Clammer has been an executive of Kohlberg Kravis Roberts & Co. L.P., or KKR, an investment firm. Prior to joining KKR, he was in the Mergers and Acquisitions Departments at Morgan Stanley & Co. from 1992 to 1995. Mr. Clammer also serves as a director of AEP Industries, MedCath Corporation, and NewSouth Holdings. Mr. Clammer received his B.S. in Business Administration from the University of California and his M.B.A. from Harvard Business School.

James G. Coulter has served as a director of our company since November 1999. Since January 1993, Mr. Coulter has been a founding partner of Texas Pacific Group, an investment firm. Mr. Coulter serves on the Board of Directors of MEMC Electronic Materials, Seagate Technology, Globespan, J. Crew Group, and Evolution Global Partners. Mr. Coulter holds a B.A. in Engineering Sciences from Dartmouth College and an M.B.A. from Stanford University.

Robert K. Dahl has served as a director of our company since our inception. Since January 1998, Mr. Dahl has served as a partner of Riviera Ventures LLP, a private investment firm. Previously, Mr. Dahl held various senior management positions with Ascend Communications, Inc., most recently as Executive Vice President from October 1997 to January 1998 and Chief Financial Officer from January 1994 to October 1997. Mr. Dahl also serves as a director of NorCal Community Bancorp and Kabira Technologies, Inc. Mr. Dahl holds a B.S. in Finance from the University of California at Berkeley.

James H. Greene, Jr. has served as a director of our company since November 1999. Since January 1996, Mr. Greene has been a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. L.P., or KKR. Mr. Greene also serves as a director of Accuride Corporation, Owens-Illinois, Inc., Shoppers Drug Mart Corp. and Safeway Inc. Mr. Greene holds a B.S. in Economics from the University of Pennsylvania.

C. Richard Kramlich has served as a director of our company since November 1999. Since June 1978, Mr. Kramlich has been a general partner of New Enterprise Associates, a venture capital firm. Mr. Kramlich also serves as a director of Juniper Networks, Celetron International, Chalone, Inc., Decru, Fabric7, Financial Engines, Force 10 Networks, Foveon, Informative, StorAd, and Visual Edge Technology, Inc. Mr. Kramlich holds a B.S. in History from Northwestern University and an M.B.A. from Harvard University.

John Marren has served as a director of our company since May 2000. Since April 2000, Mr. Marren has been a partner of Texas Pacific Group. From 1996 to April 2000, Mr. Marren served as a Managing Director at Morgan Stanley & Co. Mr. Marren also serves as chairman of the board of MEMC Electronic Materials and as a director of Globespan, Inc. and ON Semiconductor Corp. Mr. Marren holds a B.S. in Electrical Engineering from the University of California, Santa Barbara.

James Timmins has served as a director of our company since July 2002. Since June 1998, Mr. Timmins has been a general partner and Managing Director for NIF Ventures, the U.S. venture capital operation of the The Daiwa Securities Group of Japan, an investment banking firm. From 1991 to 1998, James was a partner at Redwood Partners, an investment firm. From 1987 to 1990, James was a principal at Hambrecht & Quist, an investment banking firm. Previously, Mr. Timmins was co-founder and Chief Executive Officer of McKewon & Timmins, an investment firm, and an associate in the Corporate Finance Department at Salomon Brothers, an investment firm, from 1982 to 1984. James Timmins also serves as a director of CinemaScore Online, Inc., Escend Technologies, Inc., Kanisa, Inc., NetContinuum, Inc., SatisFusion, Inc., SpectraSwitch, Inc., and WaveSplitter Technologies, Inc. He holds a B.A. in History and Philosophy from the University of Toronto and an M.B.A. from Stanford University.

David F. Colicchio has served as our Vice President, Global Service and Support since December 1999. From June 1999 to December 1999, Mr. Colicchio was Vice President, Worldwide Services Operations of the NetCare Professional Services Division at Lucent Technologies, Inc. Previously, Mr. Colicchio held various senior management positions with Ascend Communications, Inc., most recently as Vice President, Customer Support Business Unit from July 1997 to June 1999 and Vice President, Customer Satisfaction and TQM from July 1995 to June 1997. Mr. Colicchio holds a B.S. in Biomedical Engineering and an M.S. in Electrophysics and Solid-State Electronics from the Rensselaer Polytechnic Institute.

Marty D. Hahnfeld has served as our Vice President, North American Sales since October 1999. Prior to joining us, Mr. Hahnfeld was Area Vice President at Ascend Communications, Inc. from October 1995 to September 1999. From January 1994 to October 1995, Mr. Hahnfeld was Director of Strategic Accounts at ADC Telecommunications, a provider of telecommunications equipment.

David M. Markowitz has served as our Vice President, Marketing since December 2002. Mr. Markowitz also served as our Assistant Vice President of Marketing from September 2001 to November 2002 and as our Director of Marketing from January 2000 to August 2001. Prior to joining us, Mr. Markowitz was Vice President, Marketing at Lucent Technologies, Inc. from August 1999 to January 2000. From October 1995 to July 1999, Mr. Markowitz held various product management and marketing positions at Ascend Communications, Inc., most recently as Director of Marketing from October 1995 to August 1999. Mr. Markowitz received a B.S. in Physics from Columbia University.

David P. Misunas has served as our Vice President and General Manager of Access Products since December 1999. From October 1999 to December 1999, Mr. Misunas served as our Vice President, Business Development. From July 1999 to October 1999, Mr. Misunas was Vice President, Market Development in the Core Switching Division of Lucent Technologies, Inc. From August 1997 to July 1999, Mr. Misunas served at various times as Vice President, Business Development, Vice President and General Manager of Voice and Carrier Signaling, Vice President of Strategic Business Development, and most recently as Vice President, Product Management in the Core Switching Division at Ascend Communications, Inc. from January 1999 to July 1999. From August 1995 to August 1997, Mr. Misunas was Vice President, Product Development at MICOM Communications Corp., a provider of telecommunications equipment which was acquired by Nortel Networks, Inc. in 1996. Mr. Misunas holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

Michael W. Scheck has served as our Vice President, Major Carrier Sales since April 2000. Mr. Scheck was promoted to Vice President, Major Carrier and International Sales in May 2002. From January 1996 to April 2000, Mr. Scheck was Vice President of Sales at Ascend Communications, Inc. Mr. Scheck received a B.S. in Marketing from California State University at Chico.

ITEM 6.	EXECUTIVE COMPENSATION

Compensation of Executive Officers

This table shows compensation information for our executive officers for the last three fiscal years.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Position/Name	Year	Salary	Bonus	Securities Underlying Options	All Other Compensation ($)(1)
Morteza Ejabat(2) Chairman and Chief Executive Officer	2002	$350,000	$—	—	$828
	2001	350,000	—	—	828
	2000	350,000	—	—	1,168
Jeanette Symons(3) Chief Technology Officer and Vice President, Engineering	2002	250,000	—	—	5,641
	2001	250,000	—	—	5,617
	2000	250,000	—	—	5,617
Kirk Misaka(4) Vice President, Finance and Corporate Treasurer	2002	175,000	—	60,000	151
	2001	175,000	—	5,000	151
	2000	30,407	—	15,000	25

(1)	Represents (i) insurance premiums paid by us with respect to life insurance for the benefit of the named executive officers in the following amounts for the 2002, 2001 and 2000 fiscal years, respectively: Mr. Ejabat ($828, $828 and $518), Ms. Symons ($241, $217 and $217) and Mr. Misaka ($151,$151,and $25), and (ii) car allowances paid by us for the benefit of the named officers in the following amounts for the 2002, 2001 and 2000 fiscal years, respectively: Mr. Ejabat ($0, $0 and $650) and Ms. Symons ($5,400, $5,400 and $5,400)
(2)	See also “Employment Contracts and Termination of Employment and Change in Control Agreements” for additional information concerning Mr. Ejabat’s compensation.
(3)	See also “Employment Contracts and Termination of Employment and Change in Control Agreements” for additional information concerning Ms. Symons’ compensation.
(4)	Mr. Misaka joined in October 2000.

Stock Options Granted in Fiscal 2002

The following table provides the specified information concerning grants of options to purchase our common stock to the persons named in the Summary Compensation Table during the last fiscal year. All the grants listed below were made pursuant to our 1999 Stock Option Plan.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in 2002(2)	Exercise Price Per Share(3)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
					5%	10%
Morteza Ejabat	—	—	—	—	—	—
Jeanette Symons	—	—	—	—	—	—
Kirk Misaka	60,000	1.58%	$0.10	2012	$3,773	$9,562

(1)	Options granted under our 1999 Stock Option Plan are immediately exercisable and expire ten years after the date of grant. Shares issued upon option exercise are subject to our right of repurchase at the original exercise price paid per share upon termination of the optionee’s employment or other service. This repurchases right lapses as the shares vest over the vesting period from the date of grant, subject to the optionee’s continuous employment or other service. The shares subject to the options granted to the named executive officers in fiscal 2002 vest at the rate of 1/36 monthly.

(2)	We granted options to purchase 3,789,373 shares of our common stock to employees in fiscal 2002.

(3)	There is no established public trading market for our common stock. In the absence of a public market, the fair market value of our common stock is determined by our Board of Directors. The value of our common stock is dependent on numerous factors, such as operating conditions, management expertise and factors both internal and external to us as of the date of valuation.

(4)	Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on SEC rules. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions and the option holders’ continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

Stock Options Exercised in Fiscal 2002

The following table provides the specified information concerning exercises of options to purchase our common stock in the last fiscal year, and the value of unexercised stock options held by the persons named in the Summary Compensation Table at the end of last fiscal year. All the grants listed below were made pursuant to our 1999 Stock Option Plan.

2002 AGGREGATED OPTION EXERCISES IN FISCAL 2002 AND DECEMBER 31,

2002 OPTION VALUES

Name	Number of Shares Acquired on Exercise	Value Realized (1)		Number of Securities Underlying Unexercised Options at December 31, 2002(2)			Value of Unexercised In- the-Money Options at December 31, 2002(3)
				Exercisable		Unexercisable	Exercisable	Unexercisable
Morteza Ejabat	—	—		—		—	—	—
Jeanette Symons	—	—		—		—	—	—
Kirk Misaka	7,584	—	(4)	72,416	(5)	—	—	—

(1)	The value realized is based on the difference between the fair market value of our common stock as of the date of exercise, and the option exercise price.

(2)	Options granted under our 1999 Stock Option are immediately exercisable and expire ten years after the date of grant. Shares issued upon option exercise are subject to our right of repurchase at the original exercise price paid per share upon termination of the optionee’s employment or other service. This repurchases right lapses as the shares vest over the vesting period from the date of grant, subject to the optionee’s continuous employment or other service. Mr. Misaka’s shares vest at a rate of 1/36 monthly.

(3)	The value of unexercised options is based on the fair market value of our common stock of $0.10 as determined by our Board of Directors on the date most recent to and preceding December 31, 2002.

(4)	Based on the fair market value of our common stock of $0.10 as determined by our Board of Directors on the date most recent to the exercise of Mr. Misaka’s option, the fair market value and the option exercise price were the same on the date of exercise.

(5)	Of such figure, options to purchase 7,000 shares of our common stock were cancelled in February 2003 in connection with an exchange offer described in Item 7 under the heading “Certain Relationships and Related Transactions — Exchange Offer”.

Director Compensation

Neither our employee nor our non-employee directors receive compensation for their services as members of our Board of Directors. As further discussed in Item 7 under the heading “Certain Relationships and Related Transactions”, our non-employee directors are eligible to receive reimbursement for their reasonable expenses incurred in attending meetings of the board of directors. To date, we have not provided any reimbursement. Our directors are eligible to participate in our 1999 Stock Option Plan. We did not grant any options to any of our directors in 2002.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of our compensation committee, James H. Greene, Jr., C. Richard Kramlich and James Coulter, are affiliated with Kohlberg Kravis Roberts & Co., New Enterprise Associates and Texas Pacific Group, respectively. Kohlberg Kravis Roberts & Co., New Enterprise Associates and Texas Pacific Group are each holders of our Series AA preferred stock and have recently entered into secured note and warrant purchase agreements with us. In February 2000, we made the following option grants:

•	option to purchase 7,500 shares of common stock at an exercise price of $1.00 per share to NEA Development Corporation, an entity affiliated with New Enterprise Associates;

•	option to purchase 5,000 shares of common stock at an exercise price of $1.00 per share to TPG Genpar II, L.P., an entity affiliated with Texas Pacific Group; and

•	option to purchase 2,500 shares of common stock at an exercise price of $1.00 per share to James H. Greene, Jr.

See Item 7 under the heading “Certain Relationships and Related Transactions” for additional information concerning these transactions.

Employment and Termination of Employment and Change in Control Agreements

We entered into employment agreements with Morteza Ejabat and Jeanette Symons on October 20, 1999. Each of these agreements relates to the employment of the executive officers on our behalf and has a four-year term, subject to an automatic, one-year renewal provided neither we nor the executive officer has notified the other that the renewal will not take place.

Under each of the employment agreements, the salary and bonus to be received by each executive officer will be determined by the Compensation Committee of the Board of Directors on an annual basis. In the event the executive’s employment is terminated by us “without cause” or by the executive for “good reason,” as each term is defined in the employment agreements, the executive will receive a lump sum payment equal to the salary that executive would have been entitled to receive had he or she continued his or her employment for the balance of the original term, or if the term of the executive’s employment has been extended, the balance of the extended term.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2000, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock, or any member of any such person’s immediate family, had or will have a direct or indirect material interest other than agreements which are described in Item 6 under the caption “Executive Compensation” and the transactions described below.

Loans from Executive Officers

In January 2000, we paid in full a loan from Jeanette Symons in the principal amount of $3.4 million. We obtained the loan, which accrued interest at the rate of approximately 4.8% per annum, in December 1999 in connection with our acquisition of Premisys Communications, Inc.

Acquisition of Roundview, Inc.

On February 1, 2000, we acquired substantially all of the assets of Roundview, Inc. for $250,000. Jeannette Symons, our Chief Technology Officer and Vice President, Engineering, was a principal stockholder of Roundview.

Option Grants to Directors

In February 2000, we granted each of James H. Greene, Jr. and Adam Clammer options to purchase 2,500 shares of common stock at an exercise price of $1.00 per share that vest over four years.

In February 2000, we granted NEA Development Corporation, an entity affiliated with C. Richard Kramlich, an option to purchase 7,500 shares of common stock at an exercise price of $1.00 per share that vests over four years. We also granted TPG Genpar II, L.P., an entity affiliated with each of James Coulter and John Marren, an option to purchase 5,000 shares of common stock at an exercise price of $1.00 per share that vest over four years.

All of the options that have been issued to our directors or their affiliates are immediately exercisable. However, if exercised, the underlying shares are subject to a right of repurchase by us at the original exercise price per share which lapses at the rate of 1/48th of the total number of shares on a monthly basis. Upon a change in control of our company, our right to repurchase any shares issued to Messrs. Greene and Clammer upon the exercise of their options will lapse, and none of these shares will be subject to repurchase by us. In addition, our right to repurchase any shares issued to NEA Development Corporation and TPG Genpar II, L.P. upon the exercise of their options will fully lapse upon a change in control.

Exchange Offer

We previously adopted and maintain the 1999 Stock Option Plan (the “Plan”) in order to provide an equity incentive to service providers to remain in our employment and work diligently in our best interests. On January 6, 2003, we commenced a voluntary offer to eligible option holders to exchange all then outstanding unexercised options to purchase shares of our common stock granted under the Plan with an exercise price equal to or greater than $6.00 per share for new options to be granted under the Plan on or about August 8, 2003. Prior to commencement of this exchange offer, the Board of Directors determined that the principal purpose of the Plan was not being achieved for optionees holding stock options exercisable at prices above the then current fair market value of our common stock and further determined that it was critical to our and our stockholders’ best interests that we retain the services of these individuals. Pursuant to the terms of this exchange offer, “eligible option holders” included all employees, including our officers who were employed by us on the date the offer commenced and as of February 4, 2003, the date on which the tendered options were cancelled. In order to receive a new option, participants in the exchange offer must remain an employee with us as of the date the new options are granted. If an eligible option holder elected to cancel one or more options, then the eligible option holder was required to elect to cancel all options granted within the six-month period prior to January 6, 2003. On or about August 8, 2003, we will grant new options subject to the standard terms and conditions under the Plan and the appropriate standard form of stock option agreement approved for use under the Plan. The new options will have a new four year vesting schedule, with the shares vesting monthly at the rate of 1/48th for each full month of continuous service commencing on the new option grant date, and a new ten year term commencing on the new option grant date. The new options will have an exercise price equal to 100% of the fair market value of such shares of common stock on the date of grant. Kirk Misaka, our Vice President, Finance, is participating in the exchange offer and has had options to purchase 7,000 shares of our common stock cancelled in connection therewith.

Equity Restructuring

In July 2002, we completed a restructuring of our equity capitalization. The restructuring was implemented principally because of the perceived need to reduce our outstanding preferred stock preferences. Prior to the restructuring, we had outstanding preferred stock liquidation preferences of $500 million. As such preferences would be paid first in the event of any sale of the company and given the state of the telecommunications equipment market, the practical impact of such preferences was to significantly reduce the incentive provided by our employee stock options. In addition, the size of the preferences negatively impacted potential acquisitions. As a result of the restructuring, our preferred stock preferences were reduced by $250 million. At the same time, as a result of a concurrent reverse stock split and additional employee equity incentive grants, the percentage ownership of the company on a fully-diluted basis represented by such preferred stock increased from approximately 48% to approximately 74%.

Prior to the restructuring, there were outstanding twelve separate but substantially similar series of redeemable convertible Series A preferred stock constituting 125,000,000 shares of preferred stock in the aggregate. The twelve series of Series A preferred stock were purchased by twelve limited liability companies which were created for the sole purpose of completing the financing. Investors that made capital contributions to one of these limited liability companies received units of its Series A preferred stock. Morteza Ejabat, as the sole trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998, Jeanette Symons, as the sole trustee of the Symons Living Trust Dated March 15, 1995, and Robert K. Dahl, as the sole trustee of the Dahl Family Trust Dated October 31, 1989 and Amended May 3, 1990, exchanged all of the shares of our common stock then held by them for Series B common units in each limited liability company.

In connection with the restructuring, all of our common stock was subject to a 10 for 1 reverse stock split, the Series A preferred units held by investors that had made capital contributions to the limited liability companies were exchanged for an aggregate of 62,500,000 shares of our Series AA preferred stock and all of the Series B common units held by the Morteza Ejabat Trust, the Symons Living Trust and the Dahl Family Trust were exchanged for an aggregate of 7,500,000 shares (after giving effect to the reverse split) of our common stock. The shares of common stock issued to Morteza Ejabat Trust and Symons Living Trust, totaling 7,250,250 shares, are subject to a company right of repurchase, at $0.001 per share, which lapses monthly from July 1, 1999 to July 1, 2003. Our Series AA preferred stock has substantially identical rights, preferences and privileges as the Series A preferred stock formerly had, although the Series AA preferred stockholders are entitled to an aggregate liquidation preference of $250.0 million, instead of the $500.0 million aggregate liquidation preference payable to the Series A preferred stockholders prior to the recapitalization.

In connection with the restructuring, we also sold shares of our common stock to Morteza Ejabat, our Chief Executive Officer, and Jeanette Symons, our Chief Technology officer, as follows:

•	3,500,000 shares of common stock to Morteza Ejabat, as the sole trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998, for $0.10 per share, or an aggregate of $350,000. Such shares are subject to a company right of repurchase which lapses monthly from July 1, 1999 and will lapse in full on July 1, 2003.

•	2,000,000 shares of common stock to Jeanette Symons, as the sole trustee of the Symons Living Trust Dated March 15, 1995, for $0.10 per share, or an aggregate of $200,000. Such shares are subject to a company right of repurchase which lapses monthly from July 1, 1999 and will lapse in full on July 1, 2003.

In connection with the sale of shares of common stock to Mr. Ejabat and Ms. Symons, we also made the loans described below under “Loans to Executive Officers and Directors.”

As a result of the restructuring, our officers, directors, 5% stockholders and their affiliates received shares of our Series AA preferred stock and common stock as follows:

Executive Officers, Directors and 5% Stockholders	Number of Shares of Series AA Preferred Stock	Number of Shares of Common Stock
Morteza Ejabat, as the sole trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998	1,250,000	7,500,125
Jeanette Symons, as the sole trustee of the Symons Living Trust Dated March 15, 1995	1,250,000	5,250,125
Robert K. Dahl, as the sole trustee of the Dahl Family Trust Dated October 31, 1989 and Amended May 3, 1990	118,750	249,750
Entities affiliated with Texas Pacific Group, Inc.	19,062,500	—
Entities affiliated with Kohlberg Kravis Roberts & Co.	19,062,500	—
Entities affiliated with New Enterprise Associates	6,875,000	—
California Public Employees Retirement System	6,250,000	—

James H. Greene, Jr. and Adam Clammer, two of our directors, are affiliated with Kohlberg Kravis Roberts & Co. and/or its affiliates. C. Richard Kramlich, one of our directors, is affiliated with New Enterprise Associates and/or its affiliates. James Coulter and John Marren, each one of our directors, are each affiliated with Texas Pacific Group, Inc. and/or its affiliates.

Acquisition of Vpacket Communications, Inc.

On July 1, 2002, in connection with the merger of one of our wholly-owned subsidiaries with and into Vpacket Communications, Inc., we acquired all of the outstanding shares of preferred stock of Vpacket in exchange for 9,736,482 shares of our Series B preferred stock and all of the outstanding shares of common stock of Vpacket for an aggregate of $40,000. Robert K. Dahl, one of our directors, was also a member of the board of directors of Vpacket. C. Richard Kramlich, one of our directors, is affiliated with New Enterprise Associates VIII, Limited Partnership and/or its affiliates, which was a significant stockholder of Vpacket. James Timmins, a member of the board of directors of Vpacket and an affiliate of NIF Ventures, which was a stockholder in Vpacket, joined our board of directors following the completion of the transaction. Negotiations on behalf of Vpacket were led by directors and officers who were unaffiliated with Zhone. Likewise, the transaction was subject to the approval of the directors of Zhone who had no affiliation with Vpacket.

Loans to Executive Officers and Directors

In October 2002, we repurchased certain shares of our outstanding common stock held by employees pursuant to the cancellation of notes receivable in the aggregate amount of $1.9 million which had previously been issued by such employees in connection with the exercise of stock options. One of the cancelled notes was held by Kirk Misaka, our Vice President, Finance, in the amount of $30,000.

In connection with our restructuring in July 2002, we loaned $350,000 to Morteza Ejabat in connection with his purchase of 3,500,000 shares of our common stock and $200,000 to Jeanette Symons in connection with her purchase of 2,000,000 shares of our common stock. These loans were made pursuant to promissory notes which accrue interest at a rate of 5.5% compounded annually and expire on July 11, 2006, on which date all unpaid interest and principal under such notes will be due on demand.

Secured Note and Warrant Purchase Agreement

In February 2003, we entered into a secured note and warrant purchase agreement with certain purchasers that provides that we may borrow up to $30 million from such purchasers, of which $25 million has been committed to, on a pro rata basis pursuant to the issuance of promissory notes. Each promissory note will bear interest at five percent per year and will mature on the date which is the earlier of one year from the date of issuance, the closing of an equity financing with an aggregate gross offering price of at least $10 million, or upon an event of liquidation or default.

Upon a maturity date which is one year from the date of issuance, the notes will be either due and payable in full or, at the unanimous election of representatives of New Enterprise Associates, Kohlberg Kravis Roberts & Co. and Texas Pacific Group, will convert into a number of shares of our Series B preferred stock equal to the principal and accrued interest thereon divided by $2.0238. Upon a maturity date resulting from the closing of an equity financing with an aggregate gross offering price of at least $10 million, the notes will be either due and payable in full or, at the purchaser’s election, will convert into either a number of shares of our Series B preferred stock equal to the principal and accrued interest thereon divided by $2.0238 or a number of shares of the class of securities issued in such qualified financing equal to the principal and accrued interest thereon divided by price per share paid for such securities in such qualified financing. Upon a maturity date resulting from an event of liquidation or default, the notes will be either due and payable in an amount equal to 200% of the principal and accrued interest thereon, or, if the maturity date is an event of liquidation and upon the unanimous approval of representatives of New Enterprise Associates, Kohlberg Kravis Roberts & Co. and Texas Pacific Group, will convert into a number of shares of our Series B preferred stock equal to the principal and accrued interest thereon divided by a price per share equal to fifty percent of the consideration to be exchanged for each share of Series B preferred stock upon the event of liquidation, provided that if such amount is less then $2.0238, the note shall convert into such class of capital stock as determined by our board of directors and representatives of New Enterprise Associates, Kohlberg Kravis Roberts & Co. and Texas Pacific Group.

Upon the issuance of a promissory note, each purchaser is entitled to receive a warrant to purchase shares of our Series B preferred stock, or, in the event of a change of control of the company in which the amount payable per share for our Series B preferred stock is less than $2.0238, such class of our capital stock as determined by our board of directors and representatives of purchasers affiliated with New Enterprise Associates, Kohlberg Kravis Roberts & Co. and Texas Pacific Group. If the warrant issued is exercisable for shares of our Series B preferred stock, the number of such shares will be equal to the principal amount of the corresponding promissory note divided by the lower of $2.0238 or the price at which our Series B preferred stock is sold in an equity financing with an aggregate gross offering price of at least $10 million. If the warrant issued is exercisable for shares of our capital stock other than Series B preferred stock in connection with a change of control transaction, the number of such shares will be equal to the principal amount of the corresponding promissory note divided by the price per share otherwise payable for shares of our Series B preferred stock in connection with such transaction. Shares issued pursuant to this warrant are exercisable at a price of $0.01 per share.

We have not yet borrowed any funds or issued any promissory notes or warrants under the secured note and warrant purchase agreement. After our initial issuance of notes, which pursuant to the terms of the agreement will be in the principal amount of $10,000,000 and may be requested at any time, we may borrow additional funds until the earlier of twelve months from the date of such initial issuance, our initial public offering or next round of equity financing with aggregate gross proceeds to us of at least $10,000,000 (not including conversion of the notes), a change of control of the company, a sale of all or substantially all of our assets or our liquidation. The following officers, directors, 5% stockholders and their affiliates are purchasers under the secured note and warrant purchase agreement and have committed to fund the amounts set forth below:

Executive Officers, Directors and 5% Stockholders	Principal Amount
Morteza Ejabat, as the sole trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998	$800,000
Jeanette Symons, as the sole trustee of the Symons Living Trust Dated March 15, 1995	$800,000
Robert K. Dahl, as the sole trustee of the Dahl Family Trust Dated October 31, 1989 and Amended May 3, 1990	$500,000
Entities affiliated with Texas Pacific Group, Inc.	$8,000,000
Entities affiliated with Kohlberg Kravis Roberts & Co.	$8,000,000
Entities affiliated with New Enterprise Associates	$5,000,000

Rights Agreement

We have entered into a restated rights agreement with Morteza Ejabat, Jeanette Symons, Robert K. Dahl and our preferred stockholders, which provides those stockholders rights to require us to register their shares of our capital stock. For additional information, see Item 9 under the caption “Market Price of and Dividends on The Registrant’s Common Equity and Related Stockholder Matters – Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by the Delaware General Corporation Law.

Reimbursement of Travel Expenses

In the ordinary course of business, our executive officers and non-employee directors are reimbursed for travel related expenses when incurred for business purposes. We reimburse our Chief Executive Officer, Morteza Ejabat for the direct operating expenses incurred in the use of his private aircraft when used for business purposes. The amount reimbursed for these expenses was $223,000 and $472,000 in 2001 and 2002, respectively.

ITEM 8.	LEGAL PROCEEDINGS

Litigation

On March 27, 2003, HeliOss Communications, Inc. filed suit against us in the Superior Court of the State of California, County of Alameda, in an action entitled HeliOss Communications, Inc. v. Zhone Technologies, Inc., case no. RG 03088921. The case arises out of an August 2001 agreement pursuant to which HeliOss agreed to build certain custom wireless telecommunications radios for resale to one of our customers. Although our customer rejected the products because they did not meet the customer’s specifications, HeliOss asserts that the products met specifications. HeliOss alleges claims for breach of contract, fraud, negligence and negligent interference with economic advantage and seeks approximately $4 million exclusive of interest, incidental and punitive damages. On May 6, 2003, we filed an answer and generally denied HeliOss’ claims, and filed a cross-complaint asserting that the products were not conforming, and that HeliOss deliberately and repeatedly misled us into believing that it could timely provide product that met specifications. The cross-complaint alleges claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of warranty, unjust enrichment, account stated, rescission, intentional misrepresentation, concealment, and negligent misrepresentation, and seeks damages in excess of $4 million, exclusive of interest and punitive damages. We believe that we have meritorious defenses to HeliOss’ claims, as well as valid cross-claims against HeliOss. Nonetheless, these claims, even if without merit, could be expensive, time-consuming to defend, and divert management’s attention from the operation of our business. If we do not prevail, we may be required to pay a substantial damage award.

From time to time, we may be involved in additional litigation relating to claims arising out of our operations. We are not currently engaged in any legal proceedings that, individually or in the aggregate, we expect would have a material adverse effect on our business.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our common stock. In the absence of a public market, the fair market value of our common stock is determined by our Board of Directors.

As of the date of this registration statement, no shares of our common stock could be sold pursuant to Rule 144 under the Securities Act. Shares of our common stock are subject to options, warrants and convertible securities as follows:

•	3,818,078 shares of our common stock are subject to outstanding options granted under our 1999 stock option plan;

•	18,500 shares of our common stock are subject to outstanding options granted outside our 1999 stock option plan;

•	27,500 shares of our common stock are subject to outstanding warrants to purchase common stock;

•	73,969,338 shares of our common stock are issuable upon conversion of our outstanding preferred stock; and

•	138,614 shares of our common stock are issuable upon conversion of the 138,614 shares of our Series B preferred stock issuable upon exercise of an outstanding warrant to purchase Series B preferred stock.

Registration Rights

Morteza Ejabat, Jeanette Symons, Robert K. Dahl and the holders of approximately 82,969,338 shares of our common stock issuable upon the conversion of our preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in a restated rights agreement and are described below.

Demand registration rights

•	At any time six months following the initial registered underwritten public offering of our securities, the holders of at least 20% of the shares having registration rights (excluding the shares of our common stock beneficially held by Morteza Ejabat, Jeanette Symons and Robert K. Dahl on the date of the restated rights agreement) have the right to demand that we register the sale of all or a portion of their shares by filing a registration statement on a form other than Form S-3, as long as the anticipated total public offering price of such sale exceeds $5 million. We are obligated to effect a maximum of two registrations in response to these demand registration rights.

•	If we are eligible to file a registration statement on Form S-3, the holders of at least 20% of the shares having registration rights (excluding the shares of our common stock beneficially held by Morteza Ejabat, Jeanette Symons and Robert K. Dahl on the date of the restated rights agreement) have the unlimited right to demand that we register the sale of all or a portion of their shares by filing a registration statement on Form S-3. Although the number of such registrations on Form S-3 that we are obligated to effect is unlimited, we will not be required to file a registration statement on Form S-3 if we have already effected two such registrations at the request of the holders of shares having these rights within the previous twelve months.

Piggyback registration rights

If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement.

Expenses of registration

We will pay all expenses relating to any demand or piggyback registration. However, we will not pay for the following:

•	the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions;

•	any fees and expenses of counsel for the selling stockholders, except for the reasonable fees and expenses of one special counsel for all selling stockholders up to $150,000;

•	any expenses for more than six registrations on Form S-3.

Expiration of registration rights

The registration rights described above will expire seven years after the completion of the initial registered underwritten public offering of our securities. The registration rights will terminate earlier for a particular stockholder if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.

Holders

As of March 31, 2003, there were approximately 620 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

Securities Authorized for Issuance Under Equity Compensation Plans

Listed in the table below is information with respect to our equity compensation plans (including individual compensation arrangements) as of December 31, 2002.

Equity Compensation Plan Information

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options or warrants		Weighted-average exercise price of outstanding options or warrants	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by security holders	3,831,451	(2)	$3.68 per share	2,151,531
Equity compensation plans not approved by security holders	166,114	(3)	$13.30 per share	—

(1)	The information presented in this table excludes options assumed by us in connection with acquisitions of other companies. As of December 31, 2002, 5,127 shares of our common stock were issuable upon exercise of these assumed options, at a weighted average exercise price of $20.02 per share.

(2)	Issued under our 1999 stock option plan.

(3)	This figure reflects the following:

•	Warrant to purchase 10,000 shares of common stock, at an exercise price of $40.00 per share, issued to City of Oakland in January 2000 in connection with a purchase of real property.

•	Warrant to purchase 1,500 shares of common stock, at an exercise price of $4.00 per share, issued to Solectron Corporation in March 2000 in connection with the outsourcing of our manufacturing operations.

•	Warrant to purchase 3,000 shares of common stock, at an exercise price of $95.00 per share, issued to Broadband Infrastructure Group Corporation in September 2000 in connection with a purchase agreement for our products.

•	Warrant to purchase 12,500 shares of our common stock, at an exercise price of $95.00 per share, issued to CIT Venture Leasing Fund in December 2000 in connection with a financing arrangement.

•	Warrant to purchase 500 shares of our common stock, at an exercise price of $100.00 per share, issued to Woodruff-Sawyer & Co., in April 2001 in connection with a service agreement.

•	Warrant to purchase 138,614 shares of our Series B preferred stock, at an exercise price of $2.02 per share, issued to Silicon Valley Bank in December 2002 in connection with our establishment of a line of credit.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

In the three years prior to the filing of this registration statement, we have issued and sold the following unregistered securities:

1. From April 1, 2000 through March 31, 2003, we granted options to purchase an aggregate of 6,859,353 shares of common stock under our 1999 Stock Option Plan, of which 1,319,427 have been exercised and 2,352,066 have been canceled. Of the shares issued upon the exercise of these options, 802,607 were subsequently repurchased by us.

2. From April 1, 2000 through March 31, 2003, we issued options outside of our 1999 Stock Option Plan to purchase an aggregate of 660 shares of common stock, of which 160 have been exercised.

3. In January 2000, in connection with a purchase of real property, we issued to the City of Oakland a warrant to purchase 10,000 shares of common stock, at an exercise price of $40.00 per share for an aggregate exercise price of $400,000.

4. In March 2000, in connection with the outsourcing of our manufacturing operations, we issued to Solectron Corporation, a warrant to purchase 1,500 shares of common stock, at an exercise price of $4.00 per share for an aggregate exercise price of $6,000.

5. In February 2000, we issued 200 shares of common stock to Dennis Shepherd in consideration for services rendered.

6. In September 2000, in connection with a purchase agreement for our products, we issued to Broadband Infrastructure Group Corporation a warrant to purchase 3,000 shares of common stock at an exercise price of $95.00 per share for an aggregate exercise price of $285,000.

7. In December 2000, in connection with a financing arrangement, we issued to CIT Venture Leasing Fund, a warrant to purchase 12,500 shares of our common stock, at an exercise price of $95.00 per share for an aggregate exercise price of $1,187,500.

8. In February 2001, in connection with the merger of one of our wholly-owned subsidiaries with and into Xybridge Technologies, Inc., we issued a total of 859,837 shares of our common stock to the stockholders of Xybridge in exchange for all of the outstanding shares of Xybridge common stock.

9. In April 2001, in connection with a service agreement, we issued to Woodruff-Sawyer & Co., a warrant to purchase 500 shares of our common stock, at an exercise price of $100.00 per share for an aggregate exercise price of $50,000.

10. In July 2002, in connection with restructuring of our equity capitalization, we issued the following securities:

•	62,500,000 shares of our Series AA preferred stock and 7,500,000 shares of common stock to investors in the twelve limited liability companies that were the holders of our Series A preferred stock in exchange for all of the outstanding shares of our Series A preferred stock;

•	3,500,000 shares of our common stock to Mory Ejabat, as the sole trustee of the Morteza Ejabat Trust Under Declaration of Trust Dated May 18, 1998, for $0.10 per share or an aggregate of $350,000, and

•	2,000,000 shares of our common stock to Jeanette Symons, as the sole trustee of the Symons Living Trust Dated March 15, 1995, for $0.10 per share or an aggregate of $200,000.

11. In July 2002, we sold the following preferred stock:

•	In connection with the merger of one of our wholly-owned subsidiaries with and into Vpacket Communications, Inc., 9,736,415 shares of our Series B preferred stock to the holders of outstanding preferred stock of Vpacket in exchange for all of the outstanding shares of preferred stock of Vpacket, and

•	650,517 shares of our Series B preferred stock to certain investors for an aggregate of approximately $1,316,516, or $2.0238 per share.

12. In July, 2002, we issued 1,082,339 shares of our Series B preferred stock in exchange for 66,320 shares of our common stock that were subject to repurchase rights.

13. In December 2002, in connection with our establishment of a line of credit with Silicon Valley Bank, we issued to Silicon Valley Bank, a warrant to purchase 138,614 shares of our Series B preferred stock, at an exercise price of $2.02 per share for an aggregate exercise price of approximately $280,000.

14. In February 2003, in connection with the acquisition of the outstanding capital stock and certain assets of NEC eLuminant Technologies, Inc., we issued a total of 9,000,000 shares of our Series B preferred stock to the stockholders of NEC eLuminant in exchange for all of the outstanding shares of capital stock of NEC eLuminant.

There were no underwriters employed in connection with any of the transactions set forth in this Item 10.

The issuances described in items 1 and 2 were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The issuances described in items 3, 4, 5, 6, 7, 9, 12 and 13 were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuance described in item 8 was deemed exempt from registration under the Securities Act in reliance on Section 3(a)(10) of the Securities Act pursuant to the qualification by permit of such issuance issued by the California Department of Corporations following a hearing concerning the fairness of the terms and conditions of the issuance and at which each recipient of the issued securities received notice of its right to appear. The issuances described in item 10 were made to an aggregate of 10 persons and/or entities, each of which was an accredited investor as such term is defined in Rule 501 of the Regulation D under the Securities Act, and were deemed exempt from registration under the Securities Act in reliance thereunder. The issuances described in item 11 were made to an aggregate of 100 persons and/or entities, each of which was an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and were deemed exempt from registration under the Securities Act in reliance thereunder. The issuance described in item 14 was made to 7 entities, each of which were accredited investors as such term is defined in Rule 501 of Regulation D, and was deemed exempt from registration under the Securities Act in reliance thereunder.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 135,000,000 shares of common stock, $0.001 par value per share, and 113,500,000 shares of preferred stock, $0.001 par value per share, of which 62,500,000 are designated as Series AA preferred stock and 51,000,000 are designated as Series B preferred stock.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to this registration statement.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting Rights. Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Notwithstanding anything to the contrary in our certificate of incorporation, because we may be a “quasi-California” corporation under the California General Corporation Law, the holders of shares of our common stock and preferred stock may be entitled to cumulate their votes when voting to elect directors. Two of our directors are subject to election and removal by holders of the outstanding shares of our common stock, voting as a separate class, and one of our directors is subject to election and removal by the holders of a majority of the outstanding shares of our common stock and the holders of a majority of the outstanding shares of our preferred stock.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is fully paid and nonassessable.

Transfer Restrictions.

14,624,554 shares of our outstanding common stock are “restricted securities” for purposes of the Securities Act are not freely transferable to the public absent registration under the Securities Act or compliance with Rule 144 or 701 thereunder, if available. In addition, 3,836,578 shares of our outstanding common stock issued upon exercise of options under our 1999 stock option plan are subject to our right of first refusal with respect to any proposed transfers of such shares. This right of first refusal expires upon the earlier of a change of control of the company or the existence of a public market for the shares.

The remaining 859,837 shares of common stock were issued in connection with our acquisition of Xybridge Technologies, Inc. in reliance upon the exemption from registration under Section 3(a)(10) of the Securities Act. These shares are freely tradable, subject to certain resale restrictions under Rule 145 for former affiliates of Xybridge and our current affiliates.

Preferred Stock

Conversion Rights. Subject to certain antidilutive provisions, each share of Series AA preferred and Series B preferred is convertible at the option of the holder into the same number of shares of our common stock. The Series AA and Series B preferred is automatically convertible into our common stock in the event of an affirmative election of the holders of at least a majority of the outstanding shares of Series AA and Series B preferred, or a public offering, with gross proceeds of at least $50 million and a per share offering price of at least $4.00.

Voting Rights. The Series AA and Series B preferred votes with our common stock on an as-converted basis on all matters submitted for approval by our stockholders. Six of our directors are subject to election by holders of our outstanding preferred stock, voting as a separate class. We may not, without first obtaining the approval of at least a majority of the total number of shares of our preferred stock then outstanding, voting together as a single class on an as-converted basis, do any of the following:

•	amend our certificate of incorporation or bylaws in a manner that would alter or change any of the powers, preferences, privileges or rights of our preferred stock, provided, however, that any such amendment which treats a particular series of our preferred stock in a manner that is different than any other series of our preferred stock shall be approved by all of the record holders of shares of such series of preferred stock;

•	increase or decrease, other than by redemption or conversion, the authorized number of shares of our preferred stock;

•	authorize or issue any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, our preferred stock with respect to voting, dividends or liquidation preferences;

•	undertake or effect a transaction which results in a change of control of the company or in which substantially all of our assets are acquired, except a transaction in which the sales price per share of our common stock in any such transaction is greater than an amount equal to two multiplied by the greatest of the then in effect Series AA preferred stock purchase price and the Series B preferred stock purchase price;

•	increase the authorized number of directors of the Corporation above nine;

•	redeem, purchase or otherwise acquire shares of our capital stock except for specific exceptions;

•	sell more than ten percent of the equity of any of our subsidiaries except for specific exceptions; or

•	issue debt in excess of $50 million.

Dividend Rights. Dividends will be paid in an amount per share of Series AA and Series B preferred (on an as-converted basis) equal to dividends paid on our common stock, if and when declared by our Board of Directors.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, prior and in preference to the holders of our common stock, the holders of Series AA preferred are entitled to receive an amount per share of Series AA preferred in cash equal to the greater of (i) the sum of (A) $4.00 and (B) all declared or accrued and unpaid dividends thereon, and (ii) the amount such holder would have received in such liquidation on an as-converted basis.

Upon our liquidation, dissolution or winding up, prior and in preference to the holders of our common stock, the holders of Series B preferred are entitled to receive an amount per share of Series B preferred in cash equal to the sum of (x) $2.0238 and (y) all declared or accrued and unpaid dividends thereon.

Antitakeover Effects of Delaware Law

Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an “interested stockholder,” unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involve intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.

As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we are required to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, bylaws or agreements;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The information required by this item begins on page F-1

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits.

Exhibit Number	Description of Document

*2.1	Agreement and Plan of Merger, dated as October 20, 1999, by among Registrant, Zhone Acquisition Corp. and Premisys Communications, Inc.

*2.2	Agreement and Plan of Reorganization, dated as of November 15, 1999, by and among Registrant, CAG Acquisition Corporation, CAG Technologies, Inc. and Fred Ackourey

*2.3	Asset Purchase Agreement, dated as of February 1, 2000, by and among Registrant, Roundview, Inc., Jeannette Symons, Edward Stockwell and Lori Brown

*2.4	Agreement and Plan of Reorganization, dated as of February 8, 2000, by and among Registrant, Opt Acquisition Corporation and OptaPhone Systems, Inc.

*2.5	Agreement and Plan of Reorganization, dated as of December 7, 2000, by and among Registrant, Xybridge Technologies Acquisition Corporation and Xybridge Technologies, Inc.

*2.6	Purchase and Sale Agreement, dated as of August 24, 2001, by and among Registrant, and Nortel Networks Corporation.

*2.7	Agreement and Plan of Merger, dated as of June 18, 2002, by and among Registrant, VCI Acquisition Corporation and Vpacket Communications, Inc.

*2.8	Stock Purchase and Sale Agreement, dated as of February 14, 2003, by and among Registrant and NEC eLuminant Technologies, Inc.

*3.1	Fifth Amended and Restated Certificate of Incorporation dated April 17, 2003

*3.2	Amended and Restated By-laws

*4.1	Rights Agreement dated February 12, 2003

*10.1	Form of Indemnification Agreement by and between Registrant and Registrant’s directors and officers

* 10.2	1999 Stock Option Plan, as amended

*10.3	Not used

*10.4	Employment Agreement, dated as of October 20, 1999, by and between Registrant and Mory Ejabat, Registrant’s Chairman and Chief Executive Officer

*10.5	Employment Agreement, dated as of October 20, 1999, by and between Registrant and Jeanette Symons, Registrant’s Chief Technology Officer and Vice President, Engineering

10.6	Restricted Stock Purchase Agreement, dated as of July 1, 2002, by and between Registrant and Mory Ejabat, Registrant’s Chairman and Chief Executive Officer

*10.7	Restricted Stock Purchase Agreement, dated as of July 1, 2002, by and between Registrant and Jeanette Symons, Registrant’s Chief Technology Officer and Vice President, Engineering

*10.8	Promissory Note and Pledge Agreement, dated as of July 11, 2002, by and between Registrant and Mory Ejabat, Registrant’s Chairman and Chief Executive Officer

*10.9	Promissory Note and Pledge Agreement, dated as of July 11, 2002, by and between Registrant and Jeanette Symons, Registrant’s Chief Technology Officer and Vice President, Engineering

*10.10	Form of Amended and Restated LLC Operating Agreement for Zhone Investors I, LLC through Zhone Investors V, LLC and Zhone Investors VII, LLC through Zhone Investors XII, LLC

*10.11	Operating Agreement of Zhone Investors FF, LLC

*10.12	Form of Amended Restated Series A-1 through A-12 Preferred Stock Purchase Agreement

*10.13	Form of Class B Member Interest Purchase Agreement

*10.14	Exchange Agreement, dated July 1, 2002, by and between Registrant and Zhone Investors LLC

*10.15	Strategic Alliance Agreement, dated as of March 13, 2000, by and between Registrant and Solectron Corporation

*10.16	Form of Asset Purchase Agreement by and between Registrant and Solectron Corporation

*10.17	Supply Agreement, dated as of March 13, 2000, by and between Registrant and Solectron Corporation

*10.18	Credit Agreement, dated as of November 29, 1999, by and between Premisys Systems, LLC and Credit Suisse First Boston Corporation

*10.19	Master Purchase Agreement, dated as of December 22, 2000, by and between Registrant and CIT Venture Leasing Fund, LLC

*10.20	Promissory Note, dated as of December 22, 2000, by and between Registrant and CIT Venture Leasing Fund, LLC

*10.21	Loan and Security Agreement, dated as of March 30, 2001, by and between Registrant and Fremont Investment and Loan

*10.22	Pledge and Assignment of Cash Collateral Account, dated as of March 30, 2001, by and between Registrant and Fremont Investment and Loan

*10.23	Secured Promissory Note, dated as of March 30, 2001, by and between Registrant and Fremont Investment and Loan

*10.24	Loan and Security Agreement, dated as of December 30, 2002, by and between Registrant and Silicon Valley Bank

*10.25	Loan and Security Agreement (Exim Program), dated as of December 30, 2002, by and between Registrant and Silicon Valley Bank

*10.26	Amendment to Security Agreement, dated as of December 30, 2002, by and between Registrant and CIT Technology Financial Services, Inc.

*10.27	Secured Note and Warrant Purchase Agreement, dated as of February 12, 2003, by and between Registrant and Purchasers.

*10.28	Purchase and Sale Agreement with Repurchase Options, dated as of January 20, 2000, by and between Registrant and the Redevelopment Agency of the City of Oakland

*10.29	Warrant to purchase up to 138,614 shares of Series B Preferred Stock, granted to Silicon Valley Bank

*21.1	List of Subsidiaries of the Registrant

*	Previously filed.

(b) Financial Statement Schedules.

The information required by this item begins on page F-1.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHONE TECHNOLOGIES, INC.

Date: July 25, 2003	By:	/s/ MORTEZA EJABAT
	Name	Morteza Ejabat
	Title:	Chief Executive Officer

Independent Auditors’ Report On Financial Statement Schedule

The Board of Directors

Zhone Technologies, Inc.:

Under the date of March 28, 2003, we reported on the consolidated balance sheets of Zhone Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the company adopted the provisions of statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”.

/s/ KPMG LLP

Mountain View, California

March 28, 2003

Zhone Technologies, Inc.

Schedule II

Valuation and Qualifying Accounts

Years Ended December 31, 2000, 2001 and 2002

(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other(1)	Balance at End of Period
Warranty Reserve
December 31, 2000	$3,817	$911	$(1,597)		$3,131
December 31, 2001	$3,131	$1,205	$(1,003)	$6,000	$9,333
December 31, 2002	$9,333	$287	$(3,580)		$6,040
Allowance for Returns and Doubtful Accounts
December 31, 2000	$4,535	$17,359	$(9,423)		$12,471
December 31, 2001	$12,471	$7,015	$(9,026)		$10,460
December 31, 2002	$10,460	$8,966	$(11,457)		$7,969

Note 1: Reserve balance from acquired companies.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Independent Auditors’ Report

The Board of Directors

Zhone Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Zhone Technologies, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zhone Technologies, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the company adopted the provisions of statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”.

/s/ KPMG LLP

Mountain View, California

March 28, 2003

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2002

(In thousands, except per share data)

	2001	2002
Assets
Current assets:
Cash and cash equivalents	$22,154	10,614
Short-term investments	1,983	—
Accounts receivable, net of allowances for sales return and doubtful accounts of $10,460 and $7,969, respectively	19,089	14,997
Inventory, net	35,971	18,873
Prepaid expenses and other current assets	3,072	1,546

Total current assets	82,269	46,030
Property and equipment, net	82,999	23,512
Goodwill	70,952	70,828
Other acquisition-related intangible assets, net	29,827	15,978
Restricted cash	6,000	6,313
Other assets	2,004	1,302

Total assets	$274,051	163,963

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$11,486	12,279
Line of credit	17,473	4,614
Current portion of long-term debt	47,778	4,781
Accrued and other liabilities	52,893	32,313

Total current liabilities	129,630	53,987
Long-term debt, less current portion	53,041	33,922
Other long-term liabilities	5,769	8,806

Total liabilities	188,440	96,715

Series A redeemable convertible preferred stock, $0.001 par value.
Authorized, issued, and outstanding 125,000 shares; redemption and liquidation value of $435,000 as of December 31, 2001	421,601	—
Series AA redeemable convertible preferred stock, $0.001 par value.
Authorized, issued, and outstanding 62,500 shares; redemption and liquidation value of $250,000 as of December 31, 2002	—	180,592
Series B redeemable convertible preferred stock, $2.0238 par value.
Authorized 17,000 shares; issued, and outstanding 11,469 shares; redemption and liquidation value of $23,211 as of December 31, 2002	—	18,965

	421,601	199,557

Stockholders’ deficit:
Common stock, $0.001 par value. Authorized 110,000 shares; issued and outstanding 9,808 and 15,484 shares as of December 31, 2001 and 2002, respectively	10	15
Additional paid-in capital	163,845	445,753
Notes receivable from stockholders	(1,903)	(550)
Deferred stock compensation	(27,862)	(7,750)
Other comprehensive loss	(64)	(67)
Accumulated deficit	(470,016)	(569,710)

Total stockholders’ deficit	(335,990)	(132,309)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$274,051	163,963

See accompanying notes to consolidated financial statements.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2000, 2001, and 2002

(In thousands, except per share data)

	2000	2001	2002
Net revenue	$80,756	110,724	112,737
Cost of revenue (excluding $4,540, $1,721 and $262 stock-based compensation for the years ended December 31, 2000, 2001 and 2002, respectively)	54,844	104,285	69,231

Gross profit (excluding $4,540, $1,721 and $262 stock-based compensation for the years ended December 31, 2000, 2001 and 2002, respectively)	25,912	6,439	43,506

Operating expenses:
Research and product development (excluding $23,384, $10,657, and $881 of stock-based compensation for the years ended December 31, 2000, 2001, and 2002, respectively)	85,959	63,869	29,802
Sales and marketing (excluding $9,007, $3,874, and $562 of stock-based compensation for the years ended December 31, 2000, 2001, and 2002, respectively)	35,153	35,472	19,676
General and administrative (excluding $9,925, $2,567, and $256 of stock-based compensation for the years ended December 31, 2000, 2001, and 2002, respectively)	15,911	13,095	10,843
Purchased in-process research and development	439	11,983	59
Restructuring charges	—	5,115	4,531
Stock-based compensation	46,856	18,819	1,961
Amortization and impairment of intangible assets	38,082	88,834	15,995
Impairment of long-lived assets	—	—	50,759

Total operating expenses	222,400	237,187	133,626

Operating loss	(196,488)	(230,748)	(90,120)
Interest expense and other income (expense), net
Interest expense	(4,806)	(10,51)	(9,478)
Other income (expense), net	2,957	(2,116)	44

Interest expense and other income (expense), net	(1,849)	(12,627)	(9,434)

Loss before income taxes	(198,337)	(243,375)	(99,554)
Income tax (benefit) provision	(1,866)	145	140

Net loss	(196,471)	(243,520)	(99,694)
Accretion on preferred stock	(2,775)	(3,325)	(11,718)

Net loss applicable to holders of common stock	$(199,246)	(246,845)	(111,412)

Basic and diluted net loss per share applicable to holders of common stock	$(26.45)	(28.14)	(10.36)
Weighted average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	7,533	8,773	10,759

All per share amounts have been restated to retroactively reflect the one-for-ten reverse split of common stock (See Note 1(w)).

See accompanying notes to consolidated financial statements.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years ended December 31, 2000, 2001 and 2002

(In thousands)

	Series A redeemable convertible preferred stock		Series AA redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Common stock		Additional paid-in capital	Notes receivable from stockholders	Deferred stock compensation	Other comprehensive loss	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 1999	125,000	$186,371	—	$—	—	$—	7,932	$8	19,511	—	(16,381)	—	(30,025)	(26,887)
Exercise of stock options for cash and notes	—	—	—	—	—	—	1,496	1	13,826	(2,130)	—	—	—	11,697
Repurchase of unvested common stock	—	—	—	—	—	—	(153)	(0)	(349)	—	—	—	—	(349)
Capital draw from convertible preferred stock, net of issuance costs of $5,170	—	194,830	—	—	—	—	—	—	—	—	—	—	—	—
Accretion on preferred stock	—	2,775	—	—	—	—	—	—	(2,775)	—	—	—	—	(2,775)
Deferred compensation related to stock option grants	—	—	—	—	—	—	—	—	95,902	—	(93,162)	—	—	2,740
Amortization of deferred compensation related to stock option grants	—	—	—	—	—	—	—	—	—	—	43,545	—	—	43,545
Issuance of warrants for services and cash	—	—	—	—	—	—	—	—	871	—	—	—	—	871
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(196,471)	(196,471)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(28)	—	(28)
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	24	—	24

Total comprehensive loss														(196,475)

Balances as of December 31, 2000	125,000	383,976	—	—	—	—	9,275	9	126,986	(2,130)	(65,998)	(4)	(226,496)	(167,633)
Issuance of common stock and common stock options for acquisitions	—	—	—	—	—	—	859	1	63,477	—	(1,813)	—	—	61,665
Exercise of stock options for cash and notes	—	—	—	—	—	—	70	0	719	(173)	—	—	—	546
Repurchase of unvested common stock	—	—	—	—	—	—	(396)	(0)	(2,900)	400	—	—	—	(2,500)
Capital draw from convertible preferred stock, net of issuance costs of $700	—	34,300	—	—	—	—	—	—	—	—	—	—	—	—
Accretion on preferred stock	—	3,325	—	—	—	—	—	—	(3,325)	—	—	—	—	(3,325)
Deferred compensation related to stock options grants	—	—	—	—	—	—	—	—	13,818	—	(13,818)	—	—	—
Amortization of deferred compensation related to stock option grants	—	—	—	—	—	—	—	—	—	—	37,268	—	—	37,268
Reversal of unamortized deferred compensation	—	—	—	—	—	—	—	—	(16,499)	—	16,499	—	—	—
Reversal of stock-based compensation	—	—	—	—	—	—	—	—	(16,533)	—	—	—	—	(16,533)
Non-cash stock based compensation expense	—	—	—	—			—	—	(1,916)	—	—	—	—	(1,916)
Issuance of warrants for services	—	—	—	—	—	—	—	—	18	—	—	—	—	18
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(243,520)	(243,520)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(38)	—	(38)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	(22)	—	(22)

Total comprehensive loss														(243,580)

Balances as of December 31, 2001	125,000	421,601	—	—	—	—	9,808	10	163,845	(1,903)	(27,862)	(64)	(470,016)	(335,990)
Issuance of preferred stock for acquisition	—	—	—	—	9,736	15,457	—	—	—	—	—	—	—	—
Exercise of stock options for cash and notes	—	—	—	—	—	—	5,987	5	775	(550)	—	—	—	230
Repurchase of unvested common stock	—	—	—	—	—	—	(311)	—	(5,485)	1,903	—	—	—	(3,582)
Issuance of convertible preferred stock	—	—	—	—	1,733	3,508			—	—	—	—	—
Capital draw from convertible preferred stock, net of issuance costs of $1,300		63,700	—	—	—	—	—	—	—	—	—	—	—	—
Accretion on preferred stock Series A		1,812	—	—	—	—	—	—	(11,718)	—	—	—	—	(11,718)
Conversion of Series A to Series AA	(125,000)	(487,113)	62,500	170,686	—	—	—	—	316,427	—	—	—	—	316,427
Accretion on preferred stock Series AA	—	—		9,906	—	—	—	—	—	—	—	—	—	—
Deferred compensation related to stock options grants	—	—	—	—	—	—	—	—	242	—	(242)	—	—	—
Amortization of deferred compensation related to stock option grants	—	—	—	—	—	—	—	—	—	—	12,692	—	—	12,692
Reversal of unamortized deferred compensation	—	—	—	—	—	—	—	—	(7,662)	—	7,662	—	—	—
Reversal of stock-based compensation	—	—	—	—	—	—	—	—	(14,397)	—	—	—	—	(14,397)
Non-cash stock based compensation expense	—	—	—	—	—	—	—	—	3,510	—	—	—	—	3,510
Issuance of warrants for services	—	—	—	—	—	—	—	—	216	—	—	—	—	216
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(99,694)	(99,694)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	(2)	—	(2)
Total comprehensive loss														(99,697)

Balances as of December 31, 2002	—	$—	62,500	$180,592	11,469	$18,965	15,484	$15	445,753	(550)	(7,750)	(67)	(569,710)	(132,309)

See accompanying notes to consolidated financial statements.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2000, 2001, and 2002

(In thousands)

	2000	2001	2002
Cash flows from operating activities:
Net loss	$(196,471)	(243,520)	(99,694)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Non-cash portion of restructuring charges	—	2,069	3,262
Depreciation and amortization	47,408	57,837	23,469
Impairment of intangible assets	—	41,827	691
Stock compensation	46,856	18,819	1,961
Purchased in-process research and development	439	11,983	59
Impairment of cost basis investments	1,100	1,481	—
Impairment of long-lived assets	—	—	50,759
Loss on disposal of equipment	1,248	1,611	—
Loss on sale of marketable securities	—	1,634	—
Deferred income taxes	(1,925)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(3,255)	(9,507)	4,111
Inventory	(35,318)	34,498	17,661
Prepaid expenses and other current assets	(225)	1,798	1,354
Other assets	(766)	8	948
Accounts payable	4,273	(10,293)	324
Accrued liabilities and other	13,610	(4,245)	(24,433)

Net cash (used in) provided by operating activities	(123,026)	(94,000)	(19,528)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(2,318)	3,423	21,926
Proceeds from sale of property and equipment	1,183	—	94
Purchase of property and equipment	(38,948)	(63,738)	(2,493)
Purchase of short-term and other investments	(33,908)	(41,948)	(11)
Proceeds from sales and maturities of short-term investments	20,890	52,776	1,991
(Purchase of) proceeds from restricted cash	(41,511)	39,543	—

Net cash (used in) provided by investing activities	(94,612)	(9,944)	21,507

Cash flows from financing activities:
Net borrowings under credit facilities	—	17,473	(12,859)
Proceeds from issuance of debt, net of issuance costs	—	37,418	—
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	194,830	34,300	63,700
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	—	—	3,508
Proceeds from issuance of common stock and warrants, net of repurchases	11,648	(1,953)	(3,975)
Repayment of debt	(2,838)	(17,627)	(64,576)
Payment (Repayment) of loan from/to employees	(3,365)	—	683

Net cash (used in) provided by financing activities	200,275	69,611	(13,519)

Effect of exchange rate changes on cash	(28)	(38)	—

Net (decrease) in cash and cash equivalents	(17,391)	(34,371)	(11,540)
Cash and cash equivalents at beginning of year	73,916	56,525	22,154

Cash and cash equivalents at end of year	$56,525	22,154	10,614

Supplemental disclosures of cash flow information:
Cash paid during period for:
Taxes	$152	126	41
Interest	3,584	7,091	7,842
Noncash investing and financing activities:
Deferred compensation (reversal) related to stock option grants	$93,162	(19,823)	(21,817)
Common stock and options issued for acquisition	—	65,367	—
Series B redeemable convertible preferred stock issued for acquisition	—	—	15,457
Conversion of Series A to Series AA redeemable convertible preferred stock	—	—	316,427

See accompanying notes to consolidated financial statements.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(1)	Organization and Summary of Significant Accounting Policies

(a)	Description of Business

Zhone Technologies, Inc. (the Company) is a network equipment vendor. The Company has developed an integrated hardware and software architecture designed to simplify the way network service providers deliver communication services to their subscribers. The Company’s products are protocol and media agnostic, supporting voice, video, data, and entertainment services that will enable its customers to use their existing networks. The Company was incorporated under the laws of the state of Delaware in June 1999. The Company began operations in September 1999 and is headquartered in Oakland, California.

(b)	Liquidity and Capital Resources

The Company has incurred recurring losses from operations and has an accumulated deficit of $569.7 million as of December 31, 2002. The Company has financed operations through private sales of capital stock and borrowings under various debt arrangements. In November 1999, the Company issued 125.0 million shares of Series A redeemable convertible preferred stock to investors in exchange for a maximum capital commitment of $500.0 million. Although the Company has incurred substantial losses and negative cash flows from operations since inception, management anticipates that these losses will decrease as the Company’s products gain market acceptance. In July 2002, the Company completed a restructuring of its equity capitalization (See Note 7), resulting in a reduction of the redemption and liquidation value on Series A redeemable convertible preferred stock of $250 million. In December 2002, the Company established a line of credit agreement with a financial institution for a maximum commitment of $25.0 million (See Note 6). In February 2003, the Company entered into a secured note and warrant purchase agreement with a majority of the original investors for a maximum commitment of up to $25.0 million pursuant to the issuance of promissory notes (See Note 17). The remaining current debt will be funded through cash flow from operations. To the extent that sufficient cash from operations is not generated, the Company would seek additional equity or debt financing. If the Company is unsuccessful in obtaining additional equity or debt financing, management plans to reduce expenditures. Management believes that it has sufficient available cash equity and debt resources to provide for its working capital needs through at least December 31, 2003.

(c)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(e)	Revenue Recognition

In compliance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, and SFAS no. 48, Revenue Recognition When Right of Return Exists, the Company recognizes revenue when the earnings process is complete. The Company recognizes product revenue upon shipment of product under contractual terms which transfer title upon shipment, under normal credit terms, or under sales-type leases, net of estimated sales returns and allowances at the time of shipment. Revenue is deferred if there are significant post-delivery obligations, if collection is not considered probable at the time of sale, or if the fee is not fixed or determinable. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled. Our arrangements generally do not have any significant post delivery obligations. We offer products and services such as support, education and training, hardware upgrades and extended warranty coverage. We have established the fair value of these products and services based on sales prices when they are sold separately. Any discounts provided on these additional products and services are identical to the discount provided on the original sale of product. When collectibility is not probable, revenue is recognized when cash is collected. Revenue from education services and support services is recognized over the contract term or as the service is performed. The Company makes certain sales to product distributors. These customers are given certain privileges to return a portion of inventory. The Company recognizes revenue on sales to distributors that have contractual return rights when the products have been sold by the distributors. Revenue from sale of software products is recognized provided that a purchase order has been received, the software has been shipped, collection of the resulting receivable is deemed probable, and the fee is fixed or determinable. To date, revenue from software transactions and sales-type leases has not been significant. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment based on historical experience and expected future costs.

(f)	Allowances for Sales Return and Doubtful Accounts

The Company has an allowance for sales return for estimated future product returns related to current period product revenue. The Company bases its allowance on periodic assessment of historical trends in product return rates and current approved returned products. If the actual future returns were to deviate from the historical data on which the reserve had been established, the Company’s revenue could be adversely affected.

The Company has an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company bases its allowance on periodic assessment of its customers’ liquidity and financial condition through credit rating agencies, financial statement review, and historical collection trends. Additional allowances may be required if the liquidity or financial condition of its customers were to deteriorate.

(g)	Inventories and Reserve for Excess and Obsolete Inventories

Inventory is stated at the lower of cost or market and cost being determined using the first-in, first-out (FIFO) method. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. The Company’s reserve requirements generally increase as projected demand requirements decrease due to market conditions, technological and product life cycle changes, and longer than previously expected usage periods. The Company has experienced significant changes in required reserves in recent periods due to decline in market conditions. As a result, the Company has incurred net inventory charges of $31.3 million and $1.7 million during fiscal 2001 and 2002, respectively.

(h)	Goodwill and Other Acquisition-Related Intangible Assets

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a purchase business combination are recorded as goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that companies no longer amortize goodwill, but instead test for impairment at least annually using a two-step approach. The Company adopted SFAS No. 142 in the first quarter of fiscal 2002 and no longer amortizes goodwill. The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 5 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. Other acquisition-related intangible assets were amortized on a straight-line basis ranging from three to five years. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds (See Note 4).

(i)	Restructuring Charges

During 2001 and 2002, the Company recorded significant charges in connection with our restructuring programs (See Note 15). The related reserves reflect many estimates, including those pertaining to severance and related charges, facilities and lease cancellations and equipment write-offs. The Company assesses the reserve requirements to complete each individual plan under its restructuring programs at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. As a result of these restructuring programs, in conformity with SEC Staff Accounting Bulletin (“SAB”) No. 100, EITF No. 94-3 and EITF 88-10, the Company recorded restructuring charges of $5.1 million and $4.5 million during 2001 and 2002, respectively. As of December 31, 2001 and 2002, liabilities associated with our restructuring programs were $0.5 million and $0, respectively. We review the status of our restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on our most current estimates.

(j)	Cash and Cash Equivalents

The Company considers all cash and highly liquid investments purchased with an original maturity of less than three months to be cash equivalents.

(k)	Short-Term Investments

Short-term investments include securities with original maturities greater than three months and less than one year. Short-term investments consisting principally of debt securities of domestic municipalities and corporations have been classified as available-for-sale. Under this classification, the investments are reported at fair value, with unrealized gains and losses excluded from results of operations and reported, net of tax, as a component of other comprehensive loss in stockholders’ deficit. Realized gains and losses and declines in value judged to be other than temporary are included in results of operations. Gains and losses from the sale of securities are based on the specific-identification method. Interest on securities classified as available-for-sale is included in interest expense and other income (expense), net.

(l)	Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments which include cash, cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate their fair values as of December 31, 2001 and 2002 due to the short maturity of these instruments. The carrying value and estimated fair values, based on quoted market rates of similar instruments, of long-term debt, including the current portion, were as follows (in thousands):

Years ended December 31,
2001		2002
Carrying Value	Fair Value	Carrying Value	Fair Value
$100,819	$100,819	$38,703	$37,075

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(m)	Concentration of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist principally of demand deposit and money market accounts, commercial paper, and debt securities of domestic municipalities with credit ratings of AA or better. Cash and cash equivalents are principally held with various domestic financial institutions with high-credit standing. The Company’s customers include competitive and incumbent local exchange carriers, competitive access providers, Internet service providers, wireless carriers, and resellers serving these markets. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for potential doubtful accounts. For the year ended December 31, 2000, the Company had sales to Motorola, Paradyne and Alcatel which individually represented 25%, 21% and 12% of net revenues, respectively. For the year ended December 31, 2001, the Company had sales to Motorola and Qwest which individually represented 30% and 11% of net revenues, respectively. For the year ended December 31, 2002, the Company had sales to Motorola which individually represented 12% of net revenues. As of December 31, 2001, the Company had accounts receivable balances from three customers individually representing 21%, 15%, and 14% of accounts receivable, respectively. As of December 31, 2002, the Company had accounts receivable balances from two customer representing 22% and 10% of accounts receivable, respectively.

The Company’s products are concentrated in the telecommunication equipment market, which is highly competitive and subject to rapid change. Significant technological changes in the industry could adversely affect operating results. The Company’s inventories include components that may be specialized in nature, and subject to rapid technological obsolescence. The Company actively manages inventory levels, and the Company considers technological obsolescence and potential changes in product demand based on macroeconomic conditions when estimating required allowances to reduce recorded inventory amounts to market value. Such estimates could change in the future.

The Company’s growth and ability to meet customer demands are also dependent on its ability to obtain timely deliveries of components from our suppliers and contract manufacturers. The Company depends on sole source and limited source suppliers for several key components and contract manufacturing. If the Company were unable to obtain these components on a timely basis, the Company would be unable to meet its customers’ product delivery requirements which could adversely impact operating results.

(n)	Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Useful life for buildings is 30 years. Useful lives for lab and manufacturing equipment range from 10 to 30 years. Useful lives of all other property and equipment range from 3 to 5 years. Leasehold improvements are amortized over the shorter of 2 years or the remaining lease term. The Company revised its useful lives for certain equipment during the year. (See Note 5)

(o)	Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changed the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the year ended December 31, 2002, the Company recorded an impairment loss on long-lived assets of $50.8 million (see Note 4). Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

Goodwill and other acquisition-related intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value (see Note 4).

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(p)	Research and Development Expenditures

Costs related to research, design, and development of products are charged to research and product development as incurred. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. To date, costs incurred subsequent to the establishment of technological feasibility and before general product release have not been significant, and all software development costs have been charged as incurred to research and product development expense in the accompanying consolidated statements of operations.

(q)	Advertising Expense

The Company expenses advertising costs at such time as advertisements are published or broadcast. Advertising costs included in sales and marketing expense are approximately $0.3 million, $0.1 million, and $0.01 million for the years ended December 31, 2000, 2001, and 2002, respectively.

(r)	Accounting for Stock-Based Compensation

The Company has elected to account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current fair value exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. As discussed below under Recent Accounting Pronouncements, the Company adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transitional and Disclosure – an Amendment of FASB Statement No 123, in 2002.

For the years ended December 31, 2000, 2001, and 2002, the fair value of the Company’s stock-based awards to employees was estimated using the following weighted average assumptions: expected life of option of 4 years; risk-free interest rate of 5.60%, 5.09%, and 4.04%, respectively; and expected dividend yield and volatility of 0%.

The Company used the minimum value option pricing model which does not consider stock price volatility. Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

The following table illustrates the effect on net loss and net loss per share if the fair-value-based method had been applied to all outstanding and unvested awards in each period (in thousands):

	Year ended December 31,
	2000	2001	2002
Net loss, as reported	$(199,246)	(246,845)	(111,412)

Add: Stock based compensation expense included in reported net loss, net of related tax effects	46,856	18,819	1,961
Deduct: Total stock based benefit (expense) determined under fair value for all awards, net of related tax	(49,363)	(20,538)	(983)

Pro forma net loss	$(201,753)	(248,564)	(110,434)

Loss per share applicable to holders of common stock:
As reported – basic and diluted	$(26.45)	(28.14)	(10.36)

Pro forma – basic and diluted	$(26.78)	(28.33)	(10.26)

(s)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(t)	Net Loss per Common Share

Basic net loss per share is computed by dividing the net loss applicable to holders of common stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common equivalent shares are excluded if their effect is antidilutive. Potential common equivalent shares are composed of common stock subject to repurchase rights and incremental shares of common equivalent shares issuable upon the exercise of stock options and warrants and upon conversion of redeemable convertible preferred stock. In connection with the Equity Restructuring in 2002, the Company issued Series AA redeemable convertible preferred stock in exchange for all of Series A redeemable convertible preferred stock. The Company also issued Series B redeemable convertible preferred stock in connection with the Vpacket acquisition and in exchange for certain common stock options. See additional discussion in note 3.

(u)	Other Comprehensive Loss

Other comprehensive loss is recorded directly to stockholders’ deficit and includes unrealized gains and losses which have been excluded from the consolidated statements of operations. These unrealized gains and losses consist of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

(v)	Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS No. 143, the cost of retiring an asset will be recorded as a liability when the retirement obligation arises and will be amortized to expense over the life of the asset. The adoption of SFAS 143 did not have a material impact on the Company’s operating results or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 to have a material impact on the Company’s operating results or financial position.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

In November 2002, the FASB reached consensus on Emerging Issues Task Force EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if so, how to divide the arrangement into separate units of accounting consistent with the identified earnings processes for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF Issue No. 00-21 is applicable to arrangements entered into after June 15, 2003. The Company is currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on our operating results or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a guarantor to (i) include disclosure of certain obligations and (ii) if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual reports that end after December 15, 2002. Zhone has incurred obligations under product warranty provisions and maintains accruals for potential product warranty related obligations (See Note 5). The recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income and earnings per share and the entity’s accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company continues to account for its employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to SFAS No. 123 will be effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of this statement in fiscal 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(w)	Stock Split

On July 1, 2002 the Company’s Board of Directors approved a reverse stock split of the Company’s common stock at a ratio of one-for-ten (the Reverse Split), causing each outstanding shares of common stock to convert automatically into one-tenth of a share of common stock. Stockholders’ deficit has been restated to give retroactive recognition to the Reverse Split for all periods presented by reclassifying the excess par value resulting from the reduced number of shares from common stock to paid-in capital. All references to common share and per common share amounts for all periods presented have been retroactively restated to reflect this reverse split. See additional discussion in note 7.

(x)	Reclassifications

Goodwill and acquired workforce that were previously classified in goodwill and other intangible assets, net have been reclassified to goodwill.

(2)	Cash, Cash Equivalents, and Short-Term Investments

Cash, cash equivalents, and short-term investments consisted of the following as of December 31, 2001 and 2002 (in thousands):

	2001	2002
Cash and cash equivalents:
Cash	$7,514	10,411
Money market funds	8,640	126
Repurchase agreements	6,000	77

	22,154	10,614

Short-term investments, available-for-sale:
Commercial paper	$1,983	—

(3)	Business Combinations

During the years ended December 31, 2000, 2001, and 2002, the Company made a number of purchase acquisitions. The consolidated financial statements include the operating results of each business from the date of acquisition.

Purchased In-Process Research and Development

The amounts allocated to purchased in-process research and development were determined through established valuation techniques used in the high-technology telecommunications industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The values assigned to purchased in-process research and development were determined by identifying the ongoing research projects for which technological feasibility had not been achieved and assessing the state of completion of the research and development effort. The most significant and uncertain assumptions that affected the valuation were market events and risks beyond our control such as trends in technology, government regulations, market size and growth, and future product introduction by competitors.

The state of completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts complete at the date of acquisition, and discounting the net cash flows back to their present value. The risk adjusted discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects. Historical margins and expense levels were estimated to improve over time, assuming that the technology was successfully developed and the Company’s ability to generate economies of scale and operating leverage as revenue continued to grow. The Company’s management is responsible for estimating fair value of the purchased in-process research and development.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

Purchased Technology

To determine the values of purchased technology, the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets, as well as an evaluation of past and anticipated product lifecycles.

Acquired Workforce

To determine the values of the acquired workforce, employees were identified who would require significant cost to replace and train. Then each employee’s partially burdened cost (salary, benefits, or facilities), the cost to train the employee, and the recruiting costs (locating, interviewing, and hiring) were estimated.

Amounts allocated to purchased technology, acquired workforce, goodwill, and other intangible assets for the business acquisitions that follow were being amortized on a straight-line basis over periods of 3 to 5 years which represents their estimated useful economic life. In 2002 the Company adopted SFAS 142 and discontinued amortization of acquired workforce and goodwill.

(a)	Xybridge Technologies, Inc.

In February 2001, the Company acquired Xybridge Technologies, Inc. (Xybridge), in exchange for total consideration of $72.7 million consisting of $65.3 million in stock and assumed options and $7.4 million in assumed liabilities. The Company issued approximately 0.9 million shares of common stock and assumed the equivalent of approximately 0.09 million options to purchase common shares of the Company. The fair value of the assumed stock options using the Black-Scholes valuation model was $5.2 million. The purchase consideration was allocated based on fair values as follows (in thousands):

Purchased in-process research and development charged directly to operations	$11,557
Cash acquired	11,121
Other net liabilities assumed	(2,621)
Purchased technology	11,533
Acquired workforce	2,334
Goodwill and other	38,795

Total purchase consideration	$72,719

Xybridge was an early stage entity that was developing multi-service software-based switching solutions for wireline and wireless network infrastructures. As of the acquisition date, Xybridge had several products in development. These products were estimated to be 58.9%, 66.7%, and 33.3% complete as of the date of acquisition. The risk adjusted discount rate used to value in-process research and development and core technology was 25% and 20%, respectively. Material net cash inflows from these projects were expected to commence in 2002 with revenue peaking in 2003 before declining in 2004 as future products replaced existing products.

Accrued liabilities related to this acquisition totaled $7.4 million. These included compensation-related liabilities of $3.1 million, facility costs of $3.4 million and direct transaction costs of $0.9 million. As of December 31, 2001 and 2002, accrued liabilities related to this acquisition were $1.6 million and $0.4 million, respectively, related to facility costs.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(b)	Access Node Acquisition

In August 2001, the Company acquired certain assets relating to the Access Node product line from Nortel Networks in exchange for total consideration of approximately $37.7 million consisting of $31.1 million payable to Nortel and $6.6 million in assumed liabilities. As of December 31, 2002, the Company had repaid the $31.1 million amount due to Nortel. The purchase consideration was allocated based on fair values as follows (in thousands):

Purchased in-process research and development charged directly to operations	$511
Net tangible assets acquired	19,642
Purchased technology	10,412
Customer list	5,928
Trade name	1,259

Total purchase consideration	$37,752

The Company entered into this purchase agreement with Nortel Networks primarily to gain access to Nortel’s carrier accounts and exploit opportunities associated with Nortel’s Access Node technologies and trade names. As part of this agreement, the Company acquired the exclusive right to use the existing products and related trade names associated with the Access Node product line in the carrier markets. The net tangible assets acquired in this transaction consisted principally of inventory.

To determine the values of purchased in-process research and development and purchased technology and other intangibles, the expected future cash flows of the developed technologies were discounted using a discount rate of 25% and 20%, respectively.

Accrued liabilities related to this acquisition totaled $3.4 million. These included compensation-related liabilities of $1.1 million, facility costs of $1.9 million, and direct transaction costs of $0.4 million. As of December 31, 2001, accrued liabilities related to this acquisition were $1.1 million in compensation-related costs, $0.8 million related to facility costs, and $0.1 million in direct transaction costs. As of December 31, 2002 there were no accrued liabilities related to this acquisition.

(c)	Vpacket Communications, Inc.

In July 2002, the Company acquired Vpacket Communications, Inc. (Vpacket), in exchange for total consideration of $19.2 million consisting of $15.5 million in stock and $3.7 million in assumed liabilities. The Company issued approximately 9.7 million shares of Series B redeemable convertible preferred stock. The purchase consideration was allocated based on fair values as follows (in thousands):

Cash acquired	$21,926
Other net liabilities assumed	(2,752)

Total purchase consideration	$19,174

Vpacket developed and marketed a voice/data router and a network management system that allowed service providers to deliver converged voice and data services while leveraging their existing data network infrastructure. The Vpacket product is complementary to the Zhone portfolio of products. The IP-based router is a strategic fit with our product line, facilitating the sale of our other products. Vpacket had encountered significant difficulty in marketing the voice/data router and had sold limited quantities. In accordance with EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets of a Business, the transaction was accounted for as an asset purchase rather than a business combination as the Company will not support the acquired or developed technology in the future. Since the technology is expected to be discontinued and generate minimal cash flows, no value was ascribed. Two of the Company’s directors were members of the board of directors of Vpacket. Two of the Company’s directors were also affiliated with groups which were stockholders of Vpacket. See Note 12.

Accrued liabilities related to this acquisition totaled $3.7 million. These included compensation-related liabilities of $0.6 million, facility costs of $2.6 million and direct transaction costs of $0.5 million. As of December 31, 2002, accrued liabilities related to this acquisition were $2.1 million primarily related to facility costs.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(d)	Other Acquisitions

In February 2000, the Company made two other acquisitions of all of the assets of technology-based companies (Optaphone Networks and Roundview Inc.) for total purchase consideration of $2.5 million in cash. The total purchase price was allocated to the assets acquired based on estimated fair values.

(e)	Pro forma Combined Results of Operations

The following table reflects the unaudited pro forma combined results of operations of the Company on the basis that the acquisitions of Xybridge and Access Node had taken place on January 1, 2000. The impact of the other acquisitions was not material to the combined results of operations of the Company for the year ended December 31, 2000 and December 31, 2001.

	2000	2001
Net revenue	$434,882	244,818
Net loss	(237,723)	(307,798)
Net loss per share – basic and diluted	(28.32)	(34.56)
Number of shares used in computation – basic and diluted	8,393	8,906

The pro forma information includes in-process research and development expense of $12.4 million for the year ended December 31, 2000.

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of January 1, 2000, nor are they necessarily indicative of future operating results.

(4)	Long-lived Assets, Goodwill and Other Acquisition-Related Intangible Assets

As of January 1, 2001, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill no longer be amortized, but should be tested for impairment at least annually. The Company completed its transitional and annual goodwill impairment test as of January 2002 and November 2002, respectively. As the Company has determined that it operates in a single segment with one operating unit, the fair value of its reporting unit was performed at the Company level using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. At December 31, 2002, the Company had goodwill with a carrying value of approximately $70.8 million.

A reconciliation of previously reported net loss and loss per share, to the amounts adjusted for the exclusion of goodwill and workforce amortization, net of the related income tax effect, follows (in thousands, except per share amounts):

	Year ended December 31,
	2000	2001	2002
Reported net loss:
Net loss	$(199,246)	(246,845)	(111,412)

Add Back:
Goodwill amortization	23,781	29,434	—
Workforce amortization	1,538	2,059	—

Adjusted net loss	$(173,927)	(215,352)	(111,412)

Loss per share applicable to holders of common stock:
Reported net loss per share	(26.45)	(28.14)	(10.36)
Add Back:
Goodwill amortization	3.16	3.36	—
Workforce amortization	0.20	0.23	—

Adjusted net loss per share	$(23.09)	(24.55)	(10.36)

In accordance with SFAS No. 144, the Company reviews long-lived assets, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

The Company estimated the fair value of its long-lived assets based on a combination of the market, income and replacement cost approaches. In the application of the impairment testing, the Company was required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates.

During the fourth quarter ended December 31, 2002, the Company identified impairment indicators, which included a significant reduction in forecasted revenues and excess equipment and building capacity caused by the restructuring during the year. The commercial real estate market in the San Francisco Bay Area also has been negatively impacted by the downturn in the economy. Accordingly, the Company performed, with the assistance of independent valuation experts, an impairment review of our other intangible assets and long-lived assets.

The impairment charge to other intangible assets and long-lived assets from the impairment review resulted in a write-off of the net book value as follows:

	As of November 30, 2002
	Net Carrying Value	Write-down	Adjusted Carrying Value
Land, Buildings, and Construction in process	$60,647	$(40,445)	$20,202
Property and Equipment	13,217	(9,841)	3,376
Other assets	636	(473)	163

Total	$74,500	$(50,759)	$23,741

The write-down resulted in the elimination of historical accumulated depreciation and amortization for long-lived assets that were written down. The remaining balances in property and equipment and acquisition-related technology and intangibles will be depreciated and amortized, respectively, over their remaining estimated lives as assessed by the Company subsequent to the write-down.

In 2001 and 2002, in light of negative industry and economic conditions, the Company decided to discontinue the development and use of certain assets, products, and technologies obtained from the acquisition of Xybridge, CAG (acquired in fiscal 1999) and Optaphone Networks (acquired in fiscal 2000). The impaired amounts have been charged to amortization and impairment of intangible assets in the accompanying consolidated statement of operations. The Company performed an assessment of the carrying value of the goodwill and purchased intangibles recorded in connection with these acquisitions.

(a)	Xybridge Technologies

Since the acquisition of Xybridge in February 2001, there has been an adverse change in the business climate. The Company believes that customer implementation of certain next generation systems such as those acquired from Xybridge is not foreseeable at this time. No derivative element from this technology is in the Company’s current product stream and there are no future cash flows projected to be generated from this technology. The Company recorded a $38.0 million noncash impairment charge in the fourth quarter of 2001 for the write-off of all goodwill and purchased intangibles related to Xybridge.

(b)	CAG Technologies

The hardware design previously acquired from CAG Technologies, Inc. (CAG) was replaced by more efficient outside services and acquired CAG engineering tool technology was replaced by a standardized model used across the Company. As a result, the Company recorded a noncash impairment charge in the third quarter of 2001 of $3.7 million because the estimated undiscounted future cash flows of these assets was less than the carrying value of the goodwill and purchased intangibles related to CAG.

(c)	Optaphone Networks

In the second quarter of 2002, the Company discontinued its wireless product line which included the analog wireless design previously acquired from Optaphone Networks. As a result, the Company recorded a noncash impairment charge of $0.7 million because the estimated undiscounted future cash flows of these assets was less than the carrying value of the purchased intangibles related to Optaphone Networks.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

Details of the Company’s acquisition-related intangible assets are as follows (in thousands):

	December 31, 2001
	Gross Amount	Accumulated Amortization	Net	Weighted Average Useful Life
Developed technology	$33,670	$(17,339)	$16,331	3.5
Core technology	12,477	(4,985)	7,492	5.0
Others	7,518	(1,514)	6,004	3.9

Total	$53,665	$(23,838)	$29,827

	December 31, 2002
	Gross Amount	Accumulated Amortization	Net	Weighted Average Useful Life
Developed technology	$33,420	$(26,832)	$6,588	4.0
Core technology	12,104	(7,263)	4,841	5.0
Others	8,345	(3,796)	4,549	4.0

Total	$53,869	$(37,891)	$15,978

Amortization expense of other acquisition-related intangible assets was $12.8 million, $15.8 million and $15.3 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Estimated amortization expense for the fiscal years ending December 31, is as follows (in thousands):

2003	$6,600
2004	$6,600
2005	$2,800

Total	$16,000

(5)	Balance Sheet Detail

Balance sheet detail as of December 31, 2001 and 2002 is as follows (in thousands):

	2001	2002
Inventory:
Raw materials	$22,373	13,727
Work in process	4,273	4,446
Finished goods	9,325	700

	$35,971	18,873

Property and equipment:
Land	$6,321	6,321
Buildings	31,093	7,635
Construction in process	22,843	6,285
Machinery and equipment	21,574	2,938
Computers and acquired software	9,785	966
Furniture and fixtures	2,954	391
Leasehold improvements	2,007	238
Equipment under operating lease	1,199	—

	97,776	24,774
Less accumulated depreciation and amortization	14,777	1,262

	$82,999	23,512

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

As of December 31, 2001, accumulated depreciation of equipment under capital lease was $0.5 million. The Company had no capital leases in fiscal 2002.

Depreciation and amortization expense associated with property and equipment amounted to $9.3 million, $10.8 million, and $8.2 million for the years ended December 31, 2000, 2001, and 2002, respectively.

During the year ended December 31, 2002, the Company revised the estimated useful lives of lab and manufacturing equipment from lives that ranged from 3 to 10 years to lives that range from 10 to 30 years. These fixed assets will continue to be depreciated on a straight-line basis. The effect of this change resulted in a decrease to current year net loss of approximately $0.6 million, or a decrease of $0.05 net loss per share applicable to holders of common stock. The effect of this change will decrease depreciation expense by approximately $0.2 million annually in future periods.

	2001	2002
Accrued and other liabilities:
Accrued contract manufacturing costs	$14,473	11,583
Warranty	9,333	6,040
Personnel costs	8,443	3,427
Accrued acquisition costs	3,571	2,419
Taxes payable	313	347
Deferred revenue	1,065	997
Other	15,695	7,500

	$52,893	32,313

The Company accrues for warranty costs based on historical trends for the expected material and labor costs to provide warranty services. The Company offers free lifetime web support and standard one-year warranties for our products. The following table summarizes the activity related to the product warranty liability during the calendar year ended December 31, 2002 (in thousands):

Balance at December 31, 2001	$9,333
Charged to operations	287
Reductions	(3,580)

Balance at December 31, 2002	$6,040

(6)	Debt

Debt consisted of the following as of December 31, 2001 and 2002 (in thousands):

	2001	2002
Senior secured term loan due November 2004	$34,375	—
Secured loan due (MPA) February 2004	8,586	4,972
Secured real estate loan due March 2006	34,493	33,731
Promissory note due May 2002	23,365	—

	100,819	38,703
Less current portion of long-term debt	47,778	4,781

	$53,041	33,922

In connection with the acquisition of Premisys (acquired in December 1999), a wholly owned subsidiary of the Company borrowed $125.0 million from a related party financial institution, $75.0 million of which was repaid on December 31, 1999, and $50.0 million of which was under a senior secured term loan facility (see note 7). Borrowings accrued interest at the current Eurodollar rate plus 1% per annum. As of December 31, 2001, the interest rate was 4.75%. The loan must be repaid from the proceeds of (i) a public offering of shares of the Company’s common stock; (ii) an offering of debt by the Company; or (iii) a sale or disposition of the Company’s assets. The loan agreement restricts the ability of that subsidiary to make distributions. The loan agreement also contains certain financial covenants which the Company was in compliance with at December 31, 2001. The balance of the loan was paid in full in 2002.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

In December 2000, the Company entered into a master purchase agreement, or MPA, with CIT Venture Leasing Fund, or CIT. This program allows the Company to sell products to customers who may require financing, contingent on the customers’ receipt of financing from CIT. Once a customer receives financing approval from CIT, under the MPA, CIT purchases the Company’s products and leases them to end-users. The MPA provides for the establishment of reserves to offset potential credit losses suffered by CIT. Since the inception of the program, revenues under the MPA have been less than $650,000. The loss reserve established to cover future losses was funded by the Company’s discounts on product sales to CIT and cash or equity contributions. In December 2000, the Company contributed immediately exercisable warrants to the loss reserve (see note 8). In January 2001, the Company borrowed $12.5 million under a secured loan facility from CIT. The Company received $10.0 million in proceeds from the borrowing and the remaining $2.5 million has been contributed to the loss reserve and included in sales and marketing expense in 2001. The fair value of the warrant was approximately $0.6 million and is included in sales and marketing expense in 2001 as there was no required performance commitment from CIT. At December 31, 2002, the loss reserve of $2.5 million for expected future losses is fully funded and we have no additional exposure beyond the amount funded to date. Under certain circumstances, including the termination of the MPA, the Company can participate in recoveries from the unused portion of the loss reserve. Borrowings under the loan accrue interest at 13.03% per annum, and are payable in 36 monthly installments with a final balloon payment in February 2004. The lender has a perfected first security interest in certain equipment of the Company with a carrying value of $15.0 million.

In April 2001, the Company borrowed $35.0 million under a secured real estate loan facility with a financial institution. The maturity date of the loan is April 1, 2006. Borrowings under the loan accrue interest at 8.3% for the first six months and are adjusted biannually based on the six-month LIBOR rate, with the floor being 8% and the ceiling 14.3%. The interest rate was 8% as of December 31, 2002. The agreement requires the Company to keep $6.0 million of restricted cash as security for all obligations of the Company under the loan agreement. As of December 31, 2001 and 2002, the debt is fully collateralized by land and buildings with a net book value of $59.5 million and $20.2 million (adjusted carrying value after write-down, see Note 4), respectively.

In connection with the acquisition of Access Node (see note 3), the Company had a non-interest bearing secured promissory note of $23.4 million as of December 31, 2001 which was paid in full in 2002. The note was recorded at its present value based on a discount rate of 7.5%.

In December 2001, the Company entered into a line of credit agreement with CIT Venture Leasing Fund (CIT) under the terms of which the lender committed a maximum of $30.0 million on a secured, revolving basis. Amounts advanced under the credit facility are subject to underlying eligible accounts receivable. The commitments made under this agreement expire in December 2003, with automatic annual renewals thereafter. Under the terms of the agreement, borrowings bear interest at prime or LIBOR with a spread that varies based on certain financial criteria. This line was cancelled in December 2002.

In December 2002, the Company entered into a new line of credit agreement under the terms of which the lender committed a maximum of $25.0 million on a secured, revolving basis. Amounts advanced under the credit facility are subject to underlying eligible accounts receivable. The commitments made under this agreement expire in December 2004. Under the terms of the agreement, borrowings bear interest at prime plus 2%. As of December 31, 2002, the interest rate was 6.25%. A fee of 0.5% is assessed on any undrawn amounts. The agreement contains certain financial covenants which the Company is in compliance with at December 31, 2002. All borrowings under this agreement are current. Borrowings as of December 31, 2002 were $4.6 million.

Aggregate debt maturities as of December 31, 2002 were $4.9 million in fiscal 2003; $1.9 million in fiscal 2004; $1.0 million in fiscal 2005; and $30.9 million in fiscal 2006.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(7)	Equity Restructuring

(a)	Common Stock

At inception, the Company issued to its founders 10.0 million shares of its common stock at $0.001 per share. In October 1999, the Company’s board of directors approved amendments to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to 300.0 million and approved a 7.5-for-1 stock split of all issued and outstanding common stock. Certain of the Series A redeemable convertible preferred stockholders had purchase rights for the 75.0 million shares at the original purchase price paid per share upon the voluntary termination of employment with the Company by any of the founders, which rights would have lapsed over a 4-year period through June 30, 2003. These rights were terminated as part of the Company’s equity restructuring.

In connection with this restructuring, all of our common stock was subject to a 10 for 1 reverse split. All of the common stock held by the founders were exchanged for an aggregate 7.5 million shares (after giving effect to the reverse split) of the common stock. 7.3 million of these shares are still subject to a Company right of repurchase, at $0.001 per share, which lapses monthly from July 1, 1999 to July 1, 2003.

In conjunction with the Reverse Split, the Company sold 5.5 million shares of common stock to certain founders under Restricted Stock Purchase Agreement (the Agreement). Such shares are subject to a Company right of repurchase at $0.10 per share, which lapses monthly from July 1, 1999 to July 1, 2003. The Company issued full recourse promissory notes (founders’ promissory notes), with the principal balance and accrued and unpaid interest income due and payable in July 2006. Interest accrues under the notes at the rate of 5.50% per annum, compounded annually. Due to the Company’s experience with previous full recourse promissory notes, the founders’ promissory notes were treated as nonrecourse promissory notes and recorded as compensation expense during fiscal 2002.

As of December 31, 2002, a total of 1.6 million shares issued to certain founders were subject to repurchase by the Company.

(b)	Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock consists of the following (in thousands):

At December 31, 2001

	Shares		Liquidation Amount
Series	Designated	Outstanding
A	125,000	125,000	$435,000

At December 31, 2002

	Shares		Liquidation Amount
Series	Designated	Outstanding
AA	62,500	62,500	$250,000
B	17,000	11,469	23,211

	79,500	73,969	$273,211

On November 1, 1999, the Company issued 125.0 million shares of Series A redeemable convertible preferred stock to an investor group in exchange for a maximum available capital commitment of $500.0 million (the Capital Commitment). The purchase price per share is variable and is based on total actual capital contributions received by the Company at any point in time, divided by the 125.0 million shares of Series A redeemable convertible preferred stock. If the full Capital Commitment of $500.0 million is received, the maximum purchase price per share will be $4.00.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

As of December 31, 2001 and 2002, the Company has received cash capital contributions of $435.0 million and $500.0 million, respectively, and the collateralized note commitment, which equates to a purchase price per share of $3.81 and $4.00, respectively. Draws on the available Capital Commitment require approval by the Company’s board of directors. The difference between the consolidated balance sheet carrying value and the redemption value of preferred stock represents issue costs. The carrying value is being accreted to the redemption value by charges against additional paid-in capital over the period to redemption using the effective-interest method.

In conjunction with the Reverse Split in July 1, 2002, the Company issued 62.5 million shares of Series AA redeemable convertible preferred stock (Series AA) with a redemption amount of $250.0 million and cancelled 125.0 million shares of Series A redeemable convertible preferred stock (Series A) with a redemption amount of $500.0 million. The Company recorded the Series AA at its estimated fair value of $170.7 million as of that date. Accordingly, the Company reclassified the difference of $316.4 million between the carrying value of the Series A of $487.1 million and the fair value of the Series AA as additional paid-in capital. The carrying value of the Series AA is being accreted ratably to the redemption amount of $250.0 million over the period to redemption. At, or any time after, November 1, 2004, 2005 and 2006, the redemption is scheduled to occur in three annual installments equal to not less than 33.3%, 66.7%, and 100%, respectively. For purposes of the calculation, the Company assumed an equal amount of redemption at the end of each annual installment period.

On July 1, 2002, the Board of Directors authorized the issuance of up to 17.0 million shares of Series B redeemable convertible preferred stock at a purchase price of $2.0238.

On July 1, 2002, the Company issued 9.7 million shares of Series B redeemable convertible preferred stock in connection with the Vpacket acquisition (See Note 3).

On August 30, 2002, the Company issued 1.1 million shares of Series B redeemable convertible preferred stock in exchange for 66,320 shares of exercised and unvested common stock options with an exercise price of $12.00 or higher.

In addition, in connection with the $50.0 million Premisys acquisition senior secured term loan, the Company was required to collateralize the loan with the $500.0 million Capital Commitment equal to 120% of the outstanding principal amount of the loan. This reduces the amount that can otherwise be called by the Company under the Capital Commitment. As of December 31, 2001 the note was collateralized with capital commitments of $41.3 million. The loan was paid in full in 2002.

Subject to certain antidilutive provisions, the Series AA and Series B redeemable convertible preferred stock are convertible at the option of the holder into the same number of shares of common stock. The Series AA and Series B redeemable convertible preferred stock will be automatically converted into common stock in the event of an affirmative election of the holders of at least a majority of the outstanding shares of redeemable convertible preferred stock, voting as separate classes, or a public offering, with gross proceeds of at least $50.0 million and a per share offering price of at least $4.00 per share. The Series AA and Series B redeemable convertible preferred stock vote with the common stock on an as-if-converted basis on all matters submitted for approval by the Company’s stockholders. Dividends will be paid in amount per share of Series AA and Series B preferred stock (on an as-if-converted basis) equal to dividends paid on the common stock, if and when declared by the board of directors.

Upon any liquidation, dissolution, or winding-up of the Company, prior and in preference to the holders of our common stock:

•	The holders of Series AA preferred are entitled to receive an amount per share of Series AA preferred in cash equal to the greater of (i) the sum of (A) $4.00 and (B) all declared or accrued and unpaid dividends thereon, and (ii) the amount such holder would have received in such liquidation on an as-converted basis.

•	The holders of Series B preferred are entitled to receive an amount per share of Series B preferred in cash equal to the sum of (x) $2.0238 and (y) all declared or accrued and unpaid dividends thereon.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

At, or any time after, November 1, 2004, 2005, and 2006, the Company will be required to redeem in three annual installments, that number of shares of redeemable convertible preferred stock equal to not less than 33.3%, 66.7%, and 100%, respectively. Subject to certain antidilutive provisions, holders of Series AA and B redeemable convertible preferred stock are entitled to receive an amount of $4.00 and $2.0238, respectively.

(8)	Stockholders’ Deficit

(a)	Warrants

In January 2000, in connection with the operating lease for the Company’s headquarters (see note 13), the Company issued an immediately exercisable warrant to purchase up to 10,000 shares of the Company’s common stock at an exercise price of $40.00 per share. The warrant expires in January 2010. The fair value of the warrant was $0.3 million and is included in additional paid-in capital.

In December 2000, in connection with the MPA, the Company issued an immediately exercisable warrant to purchase up to 12,500 shares of the Company’s common stock at an exercise price of $95.00 per share (see note 6). The warrant expires in December 2010. The value of the warrant of approximately $0.6 million was determined using the Black-Scholes option-pricing model.

In April 2001, in conjunction with a service agreement, the Company issued an immediately exercisable warrant to purchase up to 500 shares of the Company’s common stock at an exercise price of $100.00 per share. The warrant expires in April 2006. The value of the warrant was determined using the Black-Scholes option-pricing model. The fair value of the warrant was $18,000 and is recorded to general and administrative expense for service received.

In December 2002, in connection with the $25.0 million line of credit agreement (see note 6), the Company issued an immediately exercisable warrant to purchase up to 138,614 shares of the Company’s Series B preferred stock, at an exercise price of $2.02 per share. The warrant expires in December 2009. The value of the warrant of approximately $0.2 million was determined using the Black-Scholes option-pricing model. The fair value of the warrant was included in other expense as interest expense in 2002.

(b)	Stock Option Plans

Under the Company’s 1999 Stock Option Plan (the Plan), 5.0 million shares of common stock are reserved for the issuance of incentive stock options (ISOs) and nonqualified stock options (NSOs) to certain directors, employees, and consultants of the Company. In October 2000, the Company’s board of directors amended the Plan, subject to stockholder approval prior to the completion of an initial public offering, to increase the number of shares of common stock reserved for issuance under the Plan from 5.0 million shares to 6.0 million shares. Once approved, the share reserve will automatically be increased each January 1 by an amount equal to the lesser of 1.3 million shares per year, 5% of the Company’s outstanding common stock on the last day of the preceding fiscal year, or such lesser number of shares as determined by the Company’s board of directors. The ISOs may be granted at a price per share not less 85% of the fair market value of the share of common stock on the effective date of grant of the option; additionally, no options granted to a 10% owner shall have an exercise price per share less than 110% of the fair market value of a share of common stock on the date of grant of the option. Options granted under the Plan are immediately exercisable or vest over a 4-year period and expire 10 years after the date of grant. Shares issued upon option exercise are subject to a repurchase option at the original exercise price paid per share and generally lapse over a 4-year period from the date of grant. As of December 31, 2001, 662,614 shares were subject to repurchase at a weighted average price of $9.66 per share. As of December 31, 2002, 532,931 shares were subject to repurchase at a weighted average price of $0.50 per share.

In July 2002, as part of the Equity Restructuring Plan, the number of shares of common stock reserved for issuance under the Plan was increased by 3.5 million shares.

The Company issued notes to certain officers of the Company for the exercise of options to purchase shares of the Company’s common stock at prices ranging from $1.00 to $40.00 per share. The notes bear interest at rates ranging from 6.56% to 8.5%. The notes are due four years from the date of issuance with the due dates ranging from February 2004 to October 2005. Certain of the notes were cancelled in 2002 due to the repurchase of the related options. The Company recorded $2.5 million in compensation expense due to the cancellation of the notes (See Note 8(c)).

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

The Company granted 21,660 options outside of the Plan as of December 31, 2000. These agreements generally provide that the options are immediately exercisable. The options granted under these agreements generally vest 25% upon completion of 12 months from the initial vesting date and the balance vests in equal monthly installments over the following three years, although the Board or its committee may specify a different vesting schedule for a particular grant. Upon a change in control of the Company, outstanding options granted under some of these agreements will fully vest. All options granted outside of the Plan were granted at the fair market value of the common stock, as determined by the board of directors on the date of grant.

The Company’s 2000 Employee Stock Purchase Plan was adopted by the Board in October 2000 and remains subject to stockholder approval prior to the completion of an initial public offering. The plan will become effective immediately upon the completion of an offering. The Company has reserved a total of 50,000 shares of common stock for issuance under the plan, none of which have been issued to date. Once approved, the share reserve will automatically be increased on each January 1 until and including January 1, 2011, by an amount equal to the lesser of 275,000 shares per year, 1% of our outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as determined by the board of directors.

A summary of the stock option activity for the period from January 1, 2001 through December 31, 2002 is as follows:

	Options	Weighted average exercise price
Outstanding as of December 31, 2000	882,801	$31.60
Granted	1,169,328	13.40
Canceled	(538,611)	31.10
Exercised	(69,997)	9.60

Outstanding as of December 31, 2001	1,443,521	18.10
Granted	3,789,373	0.15
Canceled	(950,595)	13.99
Exercised	(445,721)	(1.86)

Outstanding as of December 31, 2002	3,836,578	$3.71

Additional information regarding options outstanding as of December 31, 2002 is as follows:

Exercise price	Shares outstanding and exercisable	Weighted average remaining contractual life (years)
$0.10	3,016,728	9.4
0.34 – 1.02	57,711	7.5
4.00 – 6.00	461,632	8.6
12.00 – 27.11	45,124	7.4
40.00 – 80.00	255,383	7.6

$0.10 – 80.00	3,836,578	9.1

The weighted average fair value at grant date of options granted for the years ended December 31, 2000, 2001, and 2002 was $56.90, $12.50, and $0.05 per share, respectively, and the weighted average remaining contractual life of options outstanding at December 31, 2000, 2001, and 2002 was 9.6, 8.9, and 9.1 years, respectively.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(c)	Stock-Based Compensation

In connection with stock options granted to employees to purchase common stock, the Company recorded stock based compensation expense of $46.9 million, $18.8 million and $2.0 million for the years ended, December 31, 2000, 2001 and 2002, respectively. Such amounts represent, for employee stock options, the difference at the grant date between the exercise price of each stock option granted and the fair value of the underlying common stock. For the year ended December 31, 2002, we amortized $12.7 million of deferred stock compensation expense, offset by a benefit of $14.4 million due to reversal of previously recorded stock compensation expense on forfeited shares. This was a result of the reduction in workforce that occurred in 2002. For the year ended December 31, 2001, we amortized $37.3 million of deferred stock compensation expense, offset by a benefit of $16.5 million due to reversal of previously recorded stock compensation expense on forfeited shares. For the year ended December 31, 2002, we also recorded compensation expense of $2.5 million due to cancellation of notes receivable due from officers relating to repurchase by us of common stock subject to repurchase rights and issuance of promissory notes to the founders relating to the purchase of our common stock. For the year ended December 31, 2002, we also recorded compensation expense of $1.8 million due to the exchange of certain shares of our common stock subject to repurchase rights for our Series B preferred stock. We amortize the deferred stock compensation over the vesting periods of the applicable options, or repurchase periods for the exercised options, generally over four years.

Stock-based compensation expense for the years ended December 31, 2000, 2001 and 2002 consisted of (in thousands):

	Year ended December 31
	2000	2001	2002
Amortization of deferred stock compensation expense	$43,545	37,268	12,692
Benefit due to reversal of previously recorded stock compensation expense on forfeited shares	—	(16,533)	(14,397)
Compensation expense (benefit) relating to non-employees	3,311	(1,916)	(643)
Compensation expense relating to cancellation of prior notes receivable and issuance of notes receivable	—	—	2,536
Compensation expense relating to exchange of stock options	—	—	1,773

	$46,856	18,819	1,961

During the years ended December 31, 2000, 2001, and 2002, the Company issued options to consultants totaling 63,308, 9,330, and 99,500, respectively. The options are immediately exercisable and expire 10 years from the date of grant. Certain options are subject to a vesting period of generally 4 years. The Company values these options using the Black-Scholes option-pricing model. The options subject to vesting are revalued at each balance sheet date to reflect their current fair value. The Company may record a benefit due to a fluctuation in fair value of the Company’s common stock. The following assumptions were used in determining the fair value of the consultant options for the years ended December 31, 2000, 2001, and 2002: contractual life of 10 years; risk-free interest rate of 5.60%, 5.09%, and 4.04%, respectively; volatility of 85%; and expected dividend yield of 0%.

(d)	Shares Reserved for Future Issuance

As of December 31, 2002, the Company had the following shares reserved for future issuance:

Stock options outstanding	3,836,578
Stock options available for future issuance under the 1999 stock option plan	2,151,531
Other shares	14,557,925
Outstanding redeemable convertible preferred stock	73,969,833

94,515,867

(e)	401(k) Plan

In January 2000, the Company adopted a 401(k) plan for its employees whereby currently eligible employees may contribute up to a specified percentage of their earnings, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. Under the 401(k) plan, the Company may make discretionary contributions. The Company made no contributions to the plan for the years ended December 31, 2001 and 2002.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(9)	Other Income (Expense), Net

Other income (expense), net for the years ended December 31, 2000, 2001, and 2002 consisted of (in thousands):

	Year ended December 31
	2000	2001	2002
Interest income	$5,195	2,941	350
Loss on disposal of equipment	(1,248)	(1,611)	—
Impairment of cost basis investments	(1,100)	(1,481)	—
Loss on sale of marketable securities	—	(1,634)	—
Other income (expense)	110	(331)	(306)

	$2,957	(2,116)	44

(10)	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Year ended December 31
	2000	2001	2002
Numerator:
Net loss	$(196,471)	(243,520)	(99,694)
Accretion on preferred stock	(2,775)	(3,325)	(11,718)

Net loss applicable to holders of common stock	$(199,246)	(246,845)	(111,412)

Denominator:
Weighted average common stock outstanding	8,829	9,818	12,347
Adjustment for common stock issued subject to repurchase	(1,296)	(1,045)	(1,588)

Denominator for basic and diluted calculation	7,533	8,773	10,759

Basic and diluted net loss per share applicable to holders of common stock	$(26.45)	(28.14)	(10.36)

The following table sets forth potential common stock that is not included in the diluted net loss per share calculation above because their effect would be antidilutive for the periods indicated (in thousands):

	2000	Weighted Average Exercise price
Preferred stock	125,000	$4.00
Weighted average common stock issued subject to repurchase	1,296	8.58
Warrants	27	69.57
Outstanding stock options granted	883	31.56

	127,206

	2001	Weighted Average Exercise price
Preferred stock	125,000	$4.00
Weighted average common stock issued subject to repurchase	1,045	9.66
Warrants	28	70.13
Outstanding stock options granted	1,444	18.07

	127,517

	2002	Weighted Average Exercise price
Preferred stock	73,970	$3.64
Weighted average common stock issued subject to repurchase	1,588	0.16
Warrants	166	13.30
Outstanding stock options granted	3,837	3.71

	79,561

As of December 31, 2000, 2001 and 2002, common stock issued subject to repurchase at the end of the periods were 1,565, 663 and 2,127, respectively.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(11)	Income Taxes

The following is a summary of the components of income tax expense (benefit) applicable to net loss before income taxes (in thousands):

	Year ended December 31
	2000	2001	2002
Current:
Federal	$—	—	—
State	—	48	41
Foreign	59	97	99

Total current expense	59	145	140

Deferred:
Federal	(1,528)	—	—
State	(397)	—	—
Foreign	—	—	—

Total current expense	(1,925)	—	—

	$(1,866)	145	140

A reconciliation of the expected tax expense (benefit) to the actual tax expense (benefit) is as follows (in thousands):

	Year ended December 31
	2000		2001		2002
	Amount	Percent of pretax loss	Amount	Percent of pretax loss	Amount	Percent of Pretax loss
Expected tax benefit at statutory (35%) rate	$(69,418)	(35.0)%	$(85,181)	(35.0)%	$(34,844)	(35.0)%
State taxes, net of federal effect	(258)	(0.1)	31	—	27	—
Increase (decrease) in tax resulting from:
Acquired in-process research and development	155	0.1	4,045	1.7	—	—
Stock-based compensation	16,400	8.3	6,587	2.7	686	0.7
Goodwill amortization and impairment	8,323	4.2	19,392	8.0	—	—
Acquisition costs	—	—	—	—	—	—
Valuation allowance	41,871	21.1	52,586	21.6	31,813	31.9
Foreign losses	—	—	2,281.9		2,281	2.3
Other	1,061	0.5	404	0.2	177	0.2

	$(1,866)	(0.9)	$145	0.1	$140	0.1

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2001 and 2002 are as follows (in thousands):

	2001	2002
Deferred assets:
Product, revenue-related, and other reserves	$29,197	26,514
Net operating loss, capital loss, and tax credit carryforwards	77,026	95,986
Fixed assets and intangible assets	6,626	25,709
Other	1,488	340

Gross deferred tax assets	114,337	148,549
Less valuation allowance	(107,124)	(146,257)

Total deferred tax assets	7,213	2,292
Deferred tax liabilities
Purchased intangibles	(7,213)	(2,292)

Net deferred tax liabilities	$—	—

3ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

For the year ended December 31, 2002, the net change in the valuation allowance was an increase of $39,133 million. The Company recorded a full valuation allowance against the net deferred tax assets at December 31, 2001 and 2002 since it is more likely than not that the net deferred tax assets will not be realized due to the lack of previously paid taxes and anticipated taxable income.

As of December 31, 2002, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $216.8 million and $107.2 million, respectively, which are available to offset future taxable income, if any, in years through 2022 and 2013, respectively. Utilization of the Company’s net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

As of December 31, 2002, the Company had capital loss carryforwards for federal and state income tax purposes of approximately $5.2 million which are available to offset future capital gain income, if any. These capital loss carryforwards expire in various years from 2004 through 2007.

As of December 31, 2002, the Company also had research credit carryforwards for federal and state income tax purposes of approximately $7.7 million and $5.9 million, respectively, which are available to reduce future income taxes, if any, in years through 2022 and over an indefinite period, respectively. The Company also had enterprise zone credit carry-forwards for state income tax purposes of approximately $0.3 million which are available to reduce future state income taxes, if any, in years through 2010. In addition, the Company had federal alternative minimum tax credit carryforwards of approximately $0.1 million which are available to reduce future federal regular income taxes, if any, over an indefinite period.

Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax returns as filed. Accordingly, the variances from the amounts previously reported for 2001 are primarily as a result of adjustments to conform to tax returns as filed.

(12)	Related-Party Transactions

In December 1999, the Company borrowed $13.4 million from the founders. The Company repaid $10.0 million with accrued interest in December 1999 and $3.4 million with accrued interest in January 2000. In connection with the Premisys acquisition (acquired in December 1999), the Company borrowed $125.0 million from a related party financial institution of which $75.0 million was repaid with accrued interest in December 1999. The remaining $50.0 million was repaid in full with accrued interest in 2002.

In February 2000, the Company acquired substantially all of the assets of Roundview, Inc. for approximately $0.3 million. One of the Company’s founders was a principal stockholder of Roundview.

In 2002, the Company cancelled $1.9 million in notes receivable from certain employees of the Company due to repurchase of the related options to purchase shares of the Company’s common stock.

In 2002, the Company loaned $0.6 million to our founders under promissory notes for the purchase of our common stock. The note accrues interest at a rate of 5.50% compounded annually and expires on July 11, 2006, on which date all unpaid interest and principal is due on demand.

In July 2002, the Company issued 62.5 million shares of Series AA redeemable convertible preferred stock in exchange for 125.0 million shares of Series A redeemable convertible preferred stock. See Note 7 for further discussion.

On July 1, 2002, the Company acquired Vpacket Communications, Inc. in exchange for total consideration of $19.2 million (See Note 3). Robert K. Dahl, one of our directors, was also a member of the board of directors of Vpacket. Richard Kramlich, one of our directors, is affiliated with New Enterprise Associates VIII, Limited Partnership and/or its affiliates, which was a significant stockholder of Vpacket. James Timmons, one of our directors was a member of the board of directors of Vpacket and is also affiliated with NIF Ventures, which was a stockholder in Vpacket.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(13)	Commitments and Contingencies

The Company has entered into operating leases for certain office space and equipment, some of which contain renewal options. The Company has options to purchase the leased assets at the end of the lease terms.

Future minimum lease payments under all noncancelable operating leases with terms in excess of one year are as follows:

Operating leases
Year ending December 31:
2003	$4,760
2004	4,048
2005	2,519
2006	1,270
2007	65
Thereafter	—

Total minimum lease payments	$12,662

Rent expense under operating leases totaled $4.9 million, $6.6 million, and $4.9 million for the years ended December 31, 2000, 2001, and 2002, respectively. Sublease rental income totaled $1.4 million and $1.1 million for the years ended December 31, 2001 and 2002, respectively.

In August 2000, the Company entered into a $70.0 million five-year operating lease for office headquarters, research and product development, and manufacturing facilities in Oakland, California. The monthly payments were based on the London Interbank Offering Rate and on the lease amount of up to $70.0 million on the date of occupancy of the individual buildings. The monthly lease payments were scheduled to begin upon completion and full occupancy of the individual buildings. At the end of the lease, the Company had the option to purchase the land and buildings at approximately $70.0 million, or renew the lease for an additional five years. The guaranteed residual payment at the end of the lease was approximately $59.5 million.

In March 2001, the Company exercised its option to purchase the land and buildings for $52.7 million.

The Company depends on sole source and limited source suppliers for several key components and contract manufacturing. If the Company were unable to obtain these components on a timely basis, the Company would be unable to meet its customers’ product delivery requirements which could adversely impact operating results.

The Company has agreements with various contract manufacturers which include inventory repurchase commitments on excess material based on the Company’s reduced forecasts. The Company has recorded a liability of $9.2 million and $6.1 million related to these arrangements as of December 31, 2001 and 2002, respectively.

The Company has letters of credit to ensure our performance or payment to third parties in accordance with specified terms and conditions, which amounted to $0.3 million as of December 31, 2002.

The Company is subject to various legal proceedings, claims, and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(14)	Segment Information

Zhone designs, develops and markets telecommunications hardware and software products for the network service providers. The Company derives substantially all of its revenues from the sales of the Zhone product family. The Company’s chief operating decision maker is considered to be the Company’s chief executive officer (CEO). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. The Company determined that it has operated within one discrete reportable business segment since inception. The Company is required to disclose certain information about geographic concentrations and major customers.

	Year ended December 31
	2000	2001	2002
Revenue:
North America	$74,606	73,085	93,183
International	6,150	37,639	19,554

Total revenue	$80,756	110,724	112,737

Long-lived assets:
North America	$164,046	185,251	111,314
International	327	531	306

Total long-lived assets	$164,373	185,782	111,620

Total assets	$331,984	274,051	163,963

	Year ended December 31
	2000	2001	2002
Revenue by Product Family:
SLMS	$9,275	39,722	40,203
DLC	—	6,900	39,882
MUX	71,481	64,102	32,652

Total revenue	$80,756	110,724	112,737

	Year ended December 31
	2000	2001	2002
Major customers, percentage of revenue:
Motorola	25%	30%	12%
Qwest	—	11%	—
Paradyne	21%	—	—
Alcatel	12%	—	—

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(15)	Restructuring Charges

During fiscal 2001 and 2002, the Company implemented restructuring plans to strengthen future operating performance and competitive position by preserving cash and reducing costs. As part of the restructuring, the Company reduced its workforce by 115 employees and 153 employees, respectively. As a result of this restructuring, the Company recorded restructuring charges of $5.1 million and $4.5 million during 2001 and 2002, respectively.

Components of the restructuring accrual as of December 31, 2002 were as follows (in thousands):

	Accrued Restructuring Costs at December 31, 2000	Restructuring and Other Charges	Non-cash Restructuring and Other Charges	Cash Payments	Accrued Restructuring Costs at December 31, 2001
			(In thousands)
Severance and related charges	$—	$2,437	$—	$(2,200)	$237
Facilities and lease cancellations	—	609	—	(334)	275
Equipment write-offs	—	2,069	(2,069)	—	—

	$—	$5,115	$(2,069)	$(2,534)	$512

	Accrued Restructuring Costs at December 31, 2001	Restructuring and Other Charges	Non-cash Restructuring and Other Charges	Cash Payments	Accrued Restructuring Costs at December 31, 2002
			(In thousands)
Severance and related charges	$237	$1,269	$—	$(1,506)	$—
Facilities and lease cancellations	275	—	—	(275)	—
Equipment write-offs	—	3,262	(3,262)	—	—

	$512	$4,531	$(3,262)	$(1,781)	$—

(16)	Quarterly Information

	(Unaudited) Year ended December 31, 2001
	Q1’01	Q2’01	Q3’01	Q4’01	FY
	(in thousands, except per share data)
Revenue	$24,358	$25,027	$25,708	$35,631	$110,724
Gross profit	7,325	(21,216)	8,362	11,968	6,439
Restructuring charges	1,623		1,549	1,943	5,115
Amortization and impairment of intangible assets	10,457	12,313	16,357	49,707	88,834
Operating loss	(61,112)	(69,932)	(34,000)	(65,704)	(230,748)
Interest income (expense), net	(2,114)	(4,868)	(1,729)	(3,916)	(12,627)
Net loss	(63,258)	(74,861)	(35,782)	(69,619)	(243,520)
Accretion on preferred stock	(814)	(814)	(842)	(855)	(3,325)

Net loss applicable to holders of common stock	$(64,072)	$(75,675)	$(36,624)	$(70,474)	$(246,845)

Basic and diluted net loss per share applicable to holders of common stock	$(7.77)	$(8.54)	$(4.07)	$(7.74)	$(28.14)
Weighted-average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	8,245	8,861	8,998	9,103	8,773

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

	(Unaudited) Year ended December 31, 2002
	Q1’02	Q2’02	Q3’02	Q4’02	FY
	(in thousands, except per share data)
Revenue	$30,181	$30,506	$27,031	$25,019	$112,737
Gross profit	11,657	11,623	10,277	9,949	43,506
Restructuring charges	1,269	3,262			4,531
Amortization and impairment of intangible assets	3,750	4,349	4,159	3,737	15,995
Impairment of long-lived assets	0	0	0	50,759	50,759

Operating loss	(11,473)	(12,220)	(8,070)	(58,357)	(90,120)
Interest income (expense), net	(2,436)	(1,664)	(2,233)	(3,101)	(9,434)
Net loss	(13,952)	(13,920)	(10,330)	(61,492)	(99,694)
Accretion on preferred stock	(868)	(944)	(4,953)	(4,953)	(11,718)

Net loss applicable to holders of common stock	$(14,820)	$(14,864)	$(15,283)	$(66,445)	$(111,412)

Basic and diluted net loss per share applicable to holders of common stock	$(1.61)	$(1.61)	$(1.31)	$(5.14)	$(10.36)
Weighted-average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	9,183	9,253	11,684	12,915	10,759

(17)	Subsequent Events

Stock Option Plans

On February 4, 2003, the Company commenced a voluntary offer to eligible employees to exchange certain outstanding stock options to purchase shares of common stock, including all stock options issued during the six-month period ended February 4, 2003, for the Company’s promise to grant new stock option on or about August 8, 2003.

Debt

In February 2003, the Company entered into a secured note and warrant purchase agreement with certain purchasers that provides that the Company may borrow up to $30.0 million from such purchasers, of which $25.0 million has been committed to, pursuant to the issuance of promissory notes. Such purchasers include executive officers, directors and 5% stockholders. Each promissory note will bear interest at five percent per year and will mature on the date which is the earlier of one year from the date of issuance, the closing of an equity financing with an aggregate gross offering price of at least $10 million, or upon an event of liquidation or default.

Acquisition of NEC Eluminant Technologies, Inc. (unaudited)

On February 14, 2003, the Company acquired NEC Eluminant Technologies, Inc. (eLLU), in exchange for total consideration of approximately $13.6 million consisting of $10.1 million in stock, $3.2 million in assumed liabilities and $0.3 in acquisition costs. The Company issued approximately 9.0 million shares of Series B redeemable convertible preferred stock to purchase all of the common and preferred shares of eLLU.

Litigation

On March 27, 2003, HeliOss Communications, Inc. filed suit against us in the Superior Court of the State of California, County of Alameda, in an action entitled HeliOss Communications, Inc. v. Zhone Technologies, Inc., case no. RG 03088921. The case arises out of an August 2001 agreement pursuant to which HeliOss agreed to build certain custom wireless telecommunications radios for resale to one of our customers. Although our customer rejected the products because they did not meet the customer’s specifications, HeliOss asserts that the products met specifications. HeliOss alleges claims for breach of contract, fraud, negligence and negligent interference with economic advantage and seeks approximately $4 million exclusive of interest, incidental and punitive damages. On May 6, 2003, we filed an answer and generally denied HeliOss’ claims, and filed a cross-complaint asserting that the products were not conforming, and that HeliOss deliberately and repeatedly misled us into believing that it could timely provide product that met specifications. The cross-complaint alleges claims for breach of contract, breach of the covenant of good faith and fair dealing, breach of warranty, unjust enrichment, account stated, rescission, intentional misrepresentation, concealment, and negligent misrepresentation, and seeks damages in excess of $4 million, exclusive of interest and punitive damages. We believe that we have meritorious defenses to HeliOss’ claims, as well as valid cross-claims against

ZHONE TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

HeliOss. Nonetheless, these claims, even if without merit, could be expensive, time-consuming to defend, and divert management’s attention from the operation of our business. If we do not prevail, we may be required to pay a substantial damage award.